PE 12-31-01

ALBEMARLE CORPORATION

02017143

2002 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT

2001 ANNUAL REPORT & FORM 10-K

CONTINUING OUR EMPHASIS ON MANAGING COSTS
WHILE SUPPORTING GROWTH INITIATIVES.

OUR MARKETS

Polymer Chemicals

Polymer Chemicals had a tough year in 2001 with market conditions remaining very difficult, especially the weakness in demand in the electronics sector.

A significant effort was directed at cost reduction, plant efficiencies and maintaining market share in flame retardants and catalysts and additives.

The key 2001 development was the May 31 acquisition and successful integration of Martinswerk GmbH, which complements our number one position in brominated flame retardants with the market leader in mineral-based flame retardants. The acquisition included a manufacturing plant in Bergheim, Germany, and Martinswerk's 50% stake in a joint venture in Austria. During its long history, Martinswerk has established a reputation for superior quality, customer service and innovation.

As a global leader in flame retardants and polymer additives, Albemarle now supplies a unique, broad range of options for our global customer base for fire safety systems. Martinswerk's mineral-based flame retardants products are sold under the MARTINAL® and MAGNIFIN® flame retardants name for plastics and rubber markets, joining with our SAYTEX® product line to better serve customers.

On October 24, Albemarle and Atofina Chemicals, Inc. announced their intention to form a worldwide joint venture for the production and sale of organotin intermediates. The new venture is expected to be operational by the end of the second quarter of 2002, integrating Albemarle's aluminum alkyl position with Atofina's tin intermediates production capability. Plans call for developing an integrated manufacturing chain that will produce a long-term, sustainable advantage for butyltin- and octyltin-based stabilizers resulting in market growth. We will use existing assets without the necessity of investing capital to move the venture forward and help stabilize our aluminum alkyl business.

A major accomplishment in our new catalysts area was achieving profitability in 2001, after years of significant developmental expenditures. While sales in this area were relatively flat because of the overall market slowdown, we made headway in our production, cost and portfolio management to achieve this result.

We are still optimistic that we will continue to see significant growth in this new catalysts area as the polyolefin producers commercialize new generation products, utilizing our strong technical and manufacturing position in single site activators.

Albemarle's web-based joint venture, PolymerAdditives.com, celebrated its first anniversary in 2001 by launching its next-generation web site and added several new products including antimony trioxide flame retardants to its growing offerings. The joint venture is owned equally by Albemarle, Cytec Industries Inc. and GE Specialty Chemicals, Inc.

Fine Chemicals

We were pleased with the performance of our Fine Chemicals business in 2001. There was solid operating performance, reflecting strengths in the pharmachemicals and agrichemicals businesses complemented by solid plant performance.

A key development was the July 1 acquisition of the custom and fine chemicals businesses from ChemFirst Inc. The acquisition has been successfully integrated into the Company, creating strong synergies with our pharmachemicals and agrichemicals businesses with the formation of fine chemistry services.

Fine chemistry services acts as a single-source provider for life science customers interested in taking a product from contract research and development to commercial production. The number of opportunities sought by our customers in the life sciences arena has doubled since our mid-year acquisition.

Our objective is to expand this business globally and, in the process, populate our pipeline with new products.

In 2001 we faced difficult conditions in our zeolite business, but those are now behind us. Cost reduction work at our zeolite plant could result in some minor positive year-on-year and sequential profit comparisons going forward.

We are aggressively expanding our Six Sigma effort, which we believe will result in some significant and strategic cost management activity across our businesses.

With the acquisition of Martinswerk GmbH, we added a number of new products for diverse markets not currently served such as ceramics, refractories, paper processing, paints and coatings. With the acquisition of the businesses from ChemFirst Inc., we also added the FIRSTCURE® performance polymer products, specialty additives for radiation-cured coatings, inks and adhesives.

We achieved encouraging results in our oilfield chemicals, water treatment and paper chemicals businesses. In inorganic bromides, the Company expanded its capabilities for its dedicated production unit in France. The expansion is key to our strategy to reinforce leadership positions in bromine products globally, building on the U.S. position where Albemarle is the largest producer, as well as preparing for the planned start up at the end of 2002 of the Jordan joint venture bromine and derivatives plant. This new facility will initially produce calcium, sodium and hydrogen bromide.

In addition, we continued to expand our bromine-based water treatment business into both the recreational and industrial markets. This is a relatively small business today, but is growing at double-digit rates.

ALBEMARLE TODAY

Albemarle Corporation, headquartered in Richmond, Virginia, is a leading global producer of specialty chemicals for consumer electronics; pharmaceuticals; agricultural, automotive and industrial products; and construction and packaging materials. In 2001, the Company's two business segments, Polymer Chemicals and Fine Chemicals – which includes custom manufacturing services for the life sciences market – served customers in more than 40 countries, generating revenue of $917 million. Albemarle today has approximately 3,000 employees and has developed industry-leading positions in a number of end markets, including bromine and mineral-based flame retardants, aluminum alkyl catalysts and metallocene co-catalysts for polyolefins, bromine and bulk ibuprofen. Learn more about the Company at **www.albemarle.com.**


Diluted Earnings Per Share
(In Dollars)
1.87
2.18
1.47
99
00
01
Special Items


Net Income
(In Millions)
89
102
68
99
00
01
Special Items


Operating Profit
(Before Special Items)
(In Millions)
125
142
101
99
00
01


Net Sales
(In Millions)
846
918
917
99
00
01


Capital Expenditures/Acquisitions
(In Millions)
78
52
50
35
113
99
00
01
00
01
Capital Expenditures
Acquisitions


Net Revenue/ New Products*
(In Millions)
78
102
103
99
00
01
*Introduced in Past Five Years


Employee Safety
(Injuries per 200,000 work hours)
9.0
4.2
.99
00
00
01
General Manufacturing
Chemical Industry
Albemarle

FINANCIAL HIGHLIGHTS

CORPORATE SUMMARY

(In Thousands Except Per-Share Amounts)	**2001**	2000	Percent Increase (Decrease)
Net Sales	**$ 916,899**	$917,549	–
Net Income	**$ 68,167[(a)]**	$101,776[(b)]	(33)
Cash Provided from Operating Activities	**$ 143,965**	$155,067	(7)
Total Assets	**$1,129,475**	$981,803	15
Capital Expenditures and Acquisitions of Businesses	**$ 163,148**	$ 87,254	87
Total Long-Term Debt	**$ 170,215**	$ 97,980	74
Total Long-Term Debt as a % of Total Capitalization	**22.3%**	14.9%	
Shares Outstanding at End of Year	**45,498**	45,824	(1)
Return on Average Shareholders' Equity	**11.8%**	19.4%	
Per Common Share			
Diluted Earnings Per Share	**$ 1.47[(a)]**	$ 2.18[(b)]	(33)
Cash Dividends Declared Per Share	**$ 0.52**	$ 0.46	13
Shareholders' Equity Per Share	**$ 13.04**	$ 12.20	7
Year-End Closing Price	**$ 24.00**	$ 24.75	(3)

SUMMARY OF SEGMENT RESULTS

	2001		2000	
Operating Segments	**Revenues**	**Income**	Revenues	Income
Polymer Chemicals	**$461,930**	**$ 59,691**	$500,899	$103,817
Fine Chemicals	**454,969**	**61,466**	416,650	70,736
Segment Totals	**$916,899**	**121,157**	$917,549	174,553
Corporate and Other Expenses		**(22,707)**		(24,391)
Operating Profit		**98,450[(a)]**		150,162[(b)]
Interest and Financing Expenses		**(5,536)**		(5,998)
Other Income, Net		**4,282**		3,337
Income Before Income Taxes		**97,196**		147,501
Income Taxes		**29,029**		45,725
Net Income		**$ 68,167**		$101,776

(a) 2001 includes a special charge of $2,051 ($1,306 after income taxes or 3 cents per share on a diluted basis) for workforce reductions.

(b) 2000 includes a one-time pension settlement gain of $14,990 ($9,549 after income taxes or 20 cents per share on a diluted basis) and a special charge of $6,856 ($4,367 after income taxes or 9 cents per share on a diluted basis) for workforce reductions.

Globalization


Americas
Europe
Asia-Pacific

Segments


Fine Chemicals
Pharma & Ag
Performance Chemicals
Polymer Chemicals
Catalysts & Additives
Flame Retardants

Markets Served
($917 Million Sales)


Electronics
Household/Industrial
Pharma & Ag
Construction/Other
Packaging
Automotive

Last year we borrowed a line from a Frank Sinatra song as an introduction: "It was a very good year." This year we borrow from Charles Dickens: "It was the best of times, it was the worst of times." The year 2001 will be remembered as a sad one for the United States and the rest of the world. It was also marked by a slow-down in the economy and in the chemical industry, both before and after the tragic events of September 11.

While Albemarle did not escape fall-out from this adverse environment, we did make notable progress:

- Stock price down, year to year, 3%, compared to the S&P 500 Index, down 13% (our second year in a row of out-performing this index)
- Sales of $917 million, including partial year sales from two acquisitions (the acquisitions have about $160 million in annualized sales; see more below)
- At least 22 customer recognition awards (also see below)

Other significant results, which we wish were better, include:

- Operating profit before special items, down 29%, at $100.5 million
- Net earnings before special items, down 28%, at $69.5 million
- Diluted earnings per share before special items, down 28%, at $1.49 per share

Thanks to Employees

Albemarle's 3,000 employees really delivered for the shareholders this year in an erratic and difficult business environment. The challenges we commented on last year – raw material price changes, exchange rates, and intense competitive pressure – were present, but it was general economic uncertainty that resulted in business softness. We know you again join us in expressing appreciation for the employees' significant efforts.

We are proud of our employees' safety performance. We ended the year at a rate of 0.99 injuries per 200,000 man hours of work (including a partial year for our new acquisitions) compared to an all-U.S. manufacturing rate of 9.0, and, quite probably, again in the top tier of chemical companies.

Our Magnolia employees received the Synthetic Organic Chemical Manufacturers Association's Responsible Care® Excellence Award, while our Baton Rouge Process Development Center, Pasadena and Orangeburg employees received Achievement Awards. Employees at the Baton Rouge Technical Center, Pasadena and Orangeburg plants received health and safety performance awards from the American Chemistry Council.

Customer Recognition

In the area of product quality, our customer complaint metrics indicate that 99.745% of our shipments met our customer requirements.

Most gratifying was the recognition from such notable customers as Aventis, Bayer, DSM, Energizer, Enichem, Neste, Nestlé and Thomson for a variety of products. *Chemical Specialties* magazine called Albemarle "one of the top 20 most innovative chemical companies in the U.S."

To continue on the road to even better quality, Albemarle has a "Six Sigma Black Belt" program modeled on industry leaders, and this year we trained 15 new black belts, each of whom is responsible for a meaningful project in areas such as cost reduction, quality improvement and the like.

We also actively use new technology to improve customer relations. Albemarle's self- developed customer interface, Customer Connect®, can be used to place orders and to monitor shipping status over the Internet and has been receiving rave reviews. One major chemical company said Customer Connect is "Best in Class."

Growth and Innovation

We made strides this year, internationally and nationally, and internally and externally toward enlarging our foundation for growth. We acquired Martinswerk GmbH and a 50% interest in Magnifin®, both of which are European manufacturers of mineral-based flame retardants and specialty chemicals. Also acquired was the fine chemicals business of ChemFirst Inc., which now forms the basis of the newly created Albemarle Fine Chemistry Services. This group will focus on growth in areas such as pharmaceutical intermediates, agricultural products and photocuratives. We welcome the employees of these operations to the Albemarle family and look forward to growth in those product lines.

We announced a joint venture with Atofina Chemicals for organotin intermediates used in PVC heat stabilizers; our joint venture, PolymerAdditives.com, added products such as antimony flame retardants, organic peroxides and heat stabilizers; and we received a 3-year National Institute of Standards and Technology grant for high through-put screening of various compounds.

Sales of new products introduced in the past five years, as a percentage of total sales, reached 11% for 2001, about the same as 2000, but appreciably higher than the 9% tallied in 1999. Finally in spite of tensions in the Middle East, our Jordan bromine chemicals project remains a major focus and is on schedule and will start up late in 2002.

2002

Your Company is well positioned for a global economic rebound when it occurs. We have a lean structure, innovative products, plants in position to serve our customers, good cash flow with financial stability and strength to act on buying opportunities. If the slow economy continues significantly into the year, we think we are still poised for modest year-over-year improvement.

In February, we purchased 4 million shares of common stock from Bruce C. Gottwald and his related immediate family interests. A committee of all our outside board members had reviewed and recommended it to the full board. The purchase should produce accretive earnings per share.

In this document, you will find the Notice and Proxy Statement for our 2002 Annual Meeting of Shareholders and our Annual Report and Form 10-K for fiscal 2001. We encourage you to read this material and vote your shares promptly so that they can be counted at our annual meeting on March 27. We hope that you appreciate our efforts to generate cost savings by sending you one document.

Finally, please be assured the Albemarle team is committed to continuing to build a company where a supplier will be pleased to supply us, a customer will be pleased to buy from us because of the value added from our products, communities will be pleased to have us as a neighbor, employees will be proud to say they work for us, and where investors will be rewarded for placing their trust in us.

Thank you for your interest and support.

Floyd D. Gottwald, Jr.
Chief Executive Officer

Mark C. Rohr
President
Chief Operating Officer

Charles B. Walker
Vice Chairman of the Board
Chief Financial Officer

William M. Gottwald
Chairman of the Board

February 27, 2002

ALBEMARLE®
CORPORATION

NOTICE
OF
ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of the holders of shares of Common Stock, $.01 par value ("Albemarle Common Stock"), of Albemarle Corporation (the "Corporation" or "Albemarle") will be held on the first floor of the pavilion at the Corporation's principal executive offices, 330 South Fourth Street, Richmond, Virginia, on Wednesday, March 27, 2002, at 11:00 A.M., Eastern Standard Time, for the following purposes:

1. **To elect a Board of Directors to serve for the ensuing year;**
2. **To approve the designation by the Board of Directors of PricewaterhouseCoopers LLP as auditors for the fiscal year ending December 31, 2002; and**
3. **To transact such other business as may properly come before the meeting.**

Holders of shares of Albemarle Common Stock of record at the close of business on February 15, 2002, will be entitled to vote at the meeting.

You are requested to fill in, sign, date and return the enclosed proxy promptly, regardless of whether you expect to attend the meeting. A postage-paid return envelope is enclosed for your convenience.

If you are present at the meeting, you may vote in person even if you already have sent in your proxy.

Seating at the meeting will be on a first-come, first-served basis. To ensure that you have a seat, please arrive early.

By Order of the Board of Directors

George P. Manson, Jr., *Secretary*

February 27, 2002

Annual Meeting of Shareholders
Albemarle Corporation

To be held March 27, 2002
Approximate date of mailing—February 27, 2002

Proxies in the form enclosed are solicited by the Board of Directors for the Annual Meeting of Shareholders to be held on Wednesday, March 27, 2002. Any person giving a proxy may revoke it at any time before it is voted by delivering another proxy, or written notice of revocation, to the Secretary of the Corporation. A proxy, if executed and not revoked, will be voted, and, if it contains any specific instructions, will be voted in accordance with such instructions.

On February 15, 2002, the date for determining shareholders entitled to vote at the meeting, there were outstanding 41,535,476 shares of Albemarle Common Stock. Each share of Albemarle Common Stock is entitled to one vote.

The cost of the solicitation of proxies will be borne by the Corporation. In addition to the use of the mails, proxies may be solicited personally or by telephone by employees of the Corporation. Georgeson Shareholder Communications, Inc. has been engaged to assist in the solicitation of proxies from brokers, nominees, fiduciaries and other custodians. The Corporation will pay that firm $7,000 for its services and reimburse its out-of-pocket expenses.

The street address of the Corporation's principal executive offices is 330 South Fourth Street, Richmond, Virginia 23219.

Election of Directors

The election of each nominee for director requires the affirmative vote of the holders of a plurality of the shares of Albemarle Common Stock voted in the election of directors. Votes that are withheld and shares held in street name that are not voted in the election of directors will not be included in determining the number of votes cast. Unless otherwise specified in the accompanying form of proxy, it is intended that votes will be cast for the election of all of the nominees as directors.

Proxies will be voted for the election as directors for the ensuing year of the persons named below (or if for any reason unavailable, of such substitutes as the Board of Directors may designate). The Board of Directors has no reason to believe that any of the nominees will be unavailable.

Craig R. Andersson; age 64; director since 1996; part-time consultant. Other directorship: RTI International Metals, Inc.

Floyd D. Gottwald, Jr.; age 79; director since 1994; Chairman of the Executive Committee and Chief Executive Officer of the Corporation since March 28, 2001, having previously served as Chairman of the Board and Executive Committee and Chief Executive Officer of the Corporation from 1994 through March 27, 2001, and Vice Chairman of the Board of Ethyl Corporation (developer and manufacturer of petroleum additives products) from 1994 through February 27, 1996. Other directorship: Tredegar Corporation.

John D. Gottwald; age 47; director since 1994; Chairman of the Board of Tredegar Corporation (manufacturer of plastics and metal products with interests in drug discovery and other emerging technologies) since September 11, 2001, having previously served as President and Chief Executive Officer of Tredegar Corporation from 1989 through September 10, 2001. Other directorship: Tredegar Corporation.

William M. Gottwald; age 54; director since 1999; Chairman of the Board of Directors of the Corporation since March 28, 2001, having previously served as Vice President, Corporate Strategy, of the Corporation from 1996 through March 27, 2001. Other directorship: Tredegar Corporation.

Richard L. Morrill; age 62; director since February 1, 2002; Chancellor and Distinguished University Professor of Ethics and Democratic Values—University of Richmond since July 1, 1998, having previously served as President of the University of Richmond from 1988 through June 30, 1998. Other directorship: Tredegar Corporation.

Seymour S. Preston III; age 68; director since 1996; Chairman of the Board and Chief Executive Officer of AAC Engineered Systems, Inc. (manufacturer of centrifugal deburring and finishing machinery) since 1994. Other directorship: Tufco Technologies Inc.

Paul F. Rocheleau; age 48; director since February 1, 2002; consultant since April 2000, having previously served as Chief Executive Officer of Albright & Wilson plc (developer and manufacturer of value-added chemicals acquired by Rhodia SA in March 2000).

Mark C. Rohr; age 50; director since 2001; President and Chief Operating Officer of the Corporation since January 1, 2000, having served previously as Executive Vice President of the Corporation from March 22, 1999, through December 31, 1999, Senior Vice President, Specialty Chemicals, of Occidental Chemical Corporation (chemical manufacturer with interests in basic chemicals, vinyls, petrochemicals and specialty products and subsidiary of Occidental Petroleum Corporation) from April 1997 until March 1999, and Vice President, Manufacturing—Petrochemicals, Polymers and Plastics, of Occidental Chemical Corporation prior thereto.

Compensation of Executive Officers

The following table presents information relating to total compensation of the Chief Executive Officer and the other four executive officers of the Corporation (the "Named Officers") for each of the fiscal years ended December 31, 2001, 2000 and 1999.

		Annual Compensation			Long-Term Compensation			
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awards[3]	Awards Options/SARs	Payouts LTIP Payouts	All Other Compensation
Floyd D. Gottwald, Jr.	2001	$491,667	$117,250[2]	$ —	$ —	90,000[4]	$175,875[5]	$ 24,583[6]
Chief Executive Officer	2000	450,000	332,000	—	—	30,000	—	128,115
and Chairman of the	1999	450,000	74,500	—	—	25,000	172,125[7]	0
Executive Committee[1]								
Charles B. Walker	2001	$492,233	$105,525[2]	$ —	$ —	80,000[4]	$117,250[5]	$ 24,491[8]
Vice Chairman of the	2000	478,400	352,000	—	1,218,750[9]	25,000	—	69,767
Board and Chief	1999	478,400	79,000	—	—	25,000	129,094[7]	0
Financial Officer								
Mark C. Rohr	2001	$391,667	$ 93,800[2]	$ —	$ —	225,000[4]	$ 70,350[5]	$ 19,583[13]
President and Chief	2000	350,000	350,000	—	—	75,000	—	17,500
Operating Officer[10]	1999	214,714	90,000[11]	151,663[12]	—	125,000	64,547[7]	2,929
E. Whitehead Elmore	2001	$330,550	$ 62,000	$ —	$ —	53,000[4]	$ 70,350[5]	$ 16,528[15]
Executive Vice President[14]	2000	323,200	190,000	—	—	18,000	—	16,160
	1999	323,200	42,800	—	—	15,000	34,425[7]	16,160
William M. Gottwald	2001	$260,417	$ 58,625[2]	$ —	$ —	70,000[4]	$ 70,350[5]	$ 13,021[17]
Chairman of the Board[16]	2000	250,000	184,000	—	—	20,000	—	12,500
	1999	175,000	23,200	—	—	25,000	34,425[7]	8,021

1 Floyd D. Gottwald, Jr. also served as Chairman of the Board through March 27, 2001.

2 Reflects the value of incentive awards in lieu of cash bonuses in an amount equivalent to 5,000, 4,500, 4,000 and 2,500 shares of Albemarle Common Stock granted to Floyd D. Gottwald, Jr., Walker, Rohr and William M. Gottwald, respectively, on January 31, 2002, based on $23.45 per share, the closing market price of Albemarle Common Stock on that date. The incentive awards vest in equal annual installments over three years commencing January 1, 2003. Upon vesting, 50 percent of the value of the incentive award, based on the closing market price of Albemarle Common Stock on the date of vesting, is paid in cash and 50 percent of the value of the incentive award is paid in shares of Albemarle Common Stock.

3 The amounts appearing in the Restricted Stock Awards column represent the value of time-based restricted stock awards granted based on the closing price of Albemarle Common Stock on the date of grant.

4 Includes options originally granted prior to January 1, 2001, the expiration dates of which were extended on September 7, 2001, and October 8, 2001. For more information see "Option/SAR Grants in Last Fiscal Year" on page 7.

5 Reflects the value of performance units awarded at the end of the four-year performance period for performance shares granted under the Corporation's 1994 Omnibus Stock Incentive Plan. The valuation date was January 31, 2002, the date of approval by the executive compensation committee of the Board.

6 Includes accruals in the Corporation's supplemental executive retirement plan ($24,583, $128,115 and $0) for 2001, 2000 and 1999, respectively.

7 Reflects the value of the restricted stock awarded at the end of the two-year performance period for performance shares granted under the 1998 Plan. The valuation date was February 22, 2000, the date of approval by the executive compensation committee of the Board.

8 Includes accruals in the Corporation's supplemental executive retirement plan ($24,491, $69,767 and $0) for 2001, 2000 and 1999, respectively.

9 Reflects the value of 60,000 shares of restricted stock granted to Walker on April 26, 2000, based on $20.31 a share, the closing market price of Albemarle Common Stock on that date. These shares of restricted stock vest in equal annual installments over three years commencing on January 1, 2001, subject to the limits of Section 162(m) of the Internal Revenue Code of 1986, as amended. As of December 31, 2001, Walker was deemed to hold an aggregate of 40,000 shares of restricted stock with a value of $960,000 based on $24.00 a share, the closing market price of Albemarle Common Stock on that date. Dividends will not be paid on these shares of restricted stock.

10 Rohr joined the Corporation effective March 22, 1999. Effective January 1, 2000, Rohr assumed the position of President and Chief Operating Officer of the Corporation.

Annual Meeting of Shareholders
Albemarle Corporation

To be held March 27, 2002
Approximate date of mailing—February 27, 2002

Proxies in the form enclosed are solicited by the Board of Directors for the Annual Meeting of Shareholders to be held on Wednesday, March 27, 2002. Any person giving a proxy may revoke it at any time before it is voted by delivering another proxy, or written notice of revocation, to the Secretary of the Corporation. A proxy, if executed and not revoked, will be voted, and, if it contains any specific instructions, will be voted in accordance with such instructions.

On February 15, 2002, the date for determining shareholders entitled to vote at the meeting, there were outstanding 41,535,476 shares of Albemarle Common Stock. Each share of Albemarle Common Stock is entitled to one vote.

The cost of the solicitation of proxies will be borne by the Corporation. In addition to the use of the mails, proxies may be solicited personally or by telephone by employees of the Corporation. Georgeson Shareholder Communications, Inc. has been engaged to assist in the solicitation of proxies from brokers, nominees, fiduciaries and other custodians. The Corporation will pay that firm $7,000 for its services and reimburse its out-of-pocket expenses.

The street address of the Corporation's principal executive offices is 330 South Fourth Street, Richmond, Virginia 23219.

Election of Directors

The election of each nominee for director requires the affirmative vote of the holders of a plurality of the shares of Albemarle Common Stock voted in the election of directors. Votes that are withheld and shares held in street name that are not voted in the election of directors will not be included in determining the number of votes cast. Unless otherwise specified in the accompanying form of proxy, it is intended that votes will be cast for the election of all of the nominees as directors.

Proxies will be voted for the election as directors for the ensuing year of the persons named below (or if for any reason unavailable, of such substitutes as the Board of Directors may designate). The Board of Directors has no reason to believe that any of the nominees will be unavailable.

Craig R. Andersson; age 64; director since 1996; part-time consultant. Other directorship: RTI International Metals, Inc.

Floyd D. Gottwald, Jr.; age 79; director since 1994; Chairman of the Executive Committee and Chief Executive Officer of the Corporation since March 28, 2001, having previously served as Chairman of the Board and Executive Committee and Chief Executive Officer of the Corporation from 1994 through March 27, 2001, and Vice Chairman of the Board of Ethyl Corporation (developer and manufacturer of petroleum additives products) from 1994 through February 27, 1996. Other directorship: Tredegar Corporation.

John D. Gottwald; age 47; director since 1994; Chairman of the Board of Tredegar Corporation (manufacturer of plastics and metal products with interests in drug discovery and other emerging technologies) since September 11, 2001, having previously served as President and Chief Executive Officer of Tredegar Corporation from 1989 through September 10, 2001. Other directorship: Tredegar Corporation.

William M. Gottwald; age 54; director since 1999; Chairman of the Board of Directors of the Corporation since March 28, 2001, having previously served as Vice President, Corporate Strategy, of the Corporation from 1996 through March 27, 2001. Other directorship: Tredegar Corporation.

Richard L. Morrill; age 62; director since February 1, 2002; Chancellor and Distinguished University Professor of Ethics and Democratic Values—University of Richmond since July 1, 1998, having previously served as President of the University of Richmond from 1988 through June 30, 1998. Other directorship: Tredegar Corporation.

Seymour S. Preston III; age 68; director since 1996; Chairman of the Board and Chief Executive Officer of AAC Engineered Systems, Inc. (manufacturer of centrifugal deburring and finishing machinery) since 1994. Other directorship: Tufco Technologies Inc.

Paul F. Rocheleau; age 48; director since February 1, 2002; consultant since April 2000, having previously served as Chief Executive Officer of Albright & Wilson plc (developer and manufacturer of value-added chemicals acquired by Rhodia SA in March 2000).

Mark C. Rohr; age 50; director since 2001; President and Chief Operating Officer of the Corporation since January 1, 2000, having served previously as Executive Vice President of the Corporation from March 22, 1999, through December 31, 1999, Senior Vice President, Specialty Chemicals, of Occidental Chemical Corporation (chemical manufacturer with interests in basic chemicals, vinyls, petrochemicals and specialty products and subsidiary of Occidental Petroleum Corporation) from April 1997 until March 1999, and Vice President, Manufacturing—Petrochemicals, Polymers and Plastics, of Occidental Chemical Corporation prior thereto.

Charles E. Stewart; age 66; director since 1997; part-time consultant, having been a partner of BTC Partners LLP (investment and acquisitions consultants) from June 1997 through June 1999 and Chairman and Chief Executive Officer of OCI Enterprises Inc. and OCI Chemical Corp. from October 1995 through December 1996.

Charles B. Walker; age 63; director since 1994; Vice Chairman of the Board and Chief Financial Officer of the Corporation (and Treasurer of the Corporation until March 1, 1996) since 1994; Vice Chairman of the Board and Chief Financial Officer of Ethyl Corporation from March 1, 1994, through September 30, 1997, and Vice Chairman of the Board of Ethyl Corporation from October 1, 1997, through January 31, 1998. Other directorship: Ethyl Corporation.

Anne Marie Whittemore; age 56; director since 1996; Partner of McGuireWoods LLP (law firm). Other directorships: Owens & Minor, Inc. and T. Rowe Price Group, Inc.

In 2001, each of the directors attended at least 75% of the aggregate of (i) the total number of meetings of all committees of the Board on which the director then served and (ii) the total number of meetings of the Board of Directors. Six meetings of the Corporation's Board of Directors were held during 2001.

The Corporation's executive committee currently consists of Messrs. Floyd D. Gottwald, Jr., Walker and William M. Gottwald. The executive committee acts not only as the executive committee of the Board of Directors but also as the Corporation's principal management committee. During 2001, the executive committee met on eight occasions as the executive committee of the Board of Directors and on 12 occasions as the principal management committee.

Messrs. Andersson and Preston and Mrs. Whittemore currently serve on the Corporation's audit committee. During 2001, the audit committee met on four occasions. All members of the audit committee are independent directors as defined by the rules of the New York Stock Exchange, the exchange on which shares of Albemarle Common Stock are listed. For a description of the audit committee's function, see the audit committee report on page 14.

The nominating committee currently consists of Messrs. Preston and Stewart and Mrs. Whittemore. During 2001, the nominating committee met on two occasions. The nominating committee recommends candidates for election as directors and in some cases the election of officers and changes in the bylaws necessitated by either.

The Corporation's bylaws provide that a shareholder of the Corporation entitled to vote for the election of directors may nominate persons for election to the Board by delivering written notice to the Secretary of the Corporation. With respect to an election to be held at an annual meeting of shareholders, such notice generally must be delivered not later than the close of business on the ninetieth day nor earlier than the close of business on the one-hundred twentieth day prior to the first anniversary of the preceding year's annual meeting. With respect to an election to be held at a special meeting of shareholders, such notice must be delivered not earlier than the close of business on the one-hundred twentieth day prior to such special meeting, and not later than the close of business on the later of the ninetieth day prior to such special meeting or the tenth day following the day on which public announcement is made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such special meeting.

Such shareholder's notice must include: (A) as to each person whom the shareholder proposes to nominate for election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest or is otherwise required pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and such person's written consent to being named in the proxy statement as a nominee and to serving as such a director if elected); and (B) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made, (1) the name and address of such shareholder, as they appear on the Corporation's books, and of such beneficial owner, (2) the class and number of shares of capital stock of the Corporation that are owned beneficially and of record by such shareholder and such beneficial owner, (3) a representation that the shareholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such nomination and (4) a representation whether the shareholder or the beneficial owner, if any, intends or is part of a group that intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to elect the nominee and/or (b) otherwise to solicit proxies from shareholders in support of such nomination.

Messrs. Andersson and Preston and Mrs. Whittemore currently serve as the Corporation's executive compensation committee. During 2001, the executive compensation committee met on seven occasions. This committee approves the salaries of management-level employees. It also approves all bonus awards, certain consultant agreements and initial salaries of new management-level personnel and may grant stock options, stock appreciation rights ("SARs"), performance shares, restricted stock and incentive awards under the Corporation's 1998 Incentive Plan (the "1998 Plan").

Certain Relationships and Related Transactions

William M. Gottwald, a director and Chairman of the Board of the Corporation, and John D. Gottwald, a director of the Corporation, are sons of Floyd D. Gottwald, Jr, a director and Chief Executive Officer of the Corporation. The members of the family of Floyd D. Gottwald, Jr. may be deemed to be control persons of the Corporation.

Charles E. Stewart, a director of the Corporation, had a consulting contract with the Corporation that terminated on June 30, 2001. In 2001, Stewart received $75,000 plus expenses from the Corporation for his services under the contract through June 30, 2001.

In February 2002, the Corporation purchased 4,000,000 shares of Albemarle Common Stock from Bruce C. Gottwald and related immediate family interests at a purchase price of $23.17 per share. The purchase price was $.25 per share less than the weighted average trading price for Albemarle Common Stock for the 10 trading days commencing with the third business day following the public announcement of the Corporation's financial results for the year ended December 31, 2001. The transaction was recommended to the Corporation's Board of Directors by a committee comprised of its outside directors.

Section 16(a)
Beneficial Ownership Reporting Compliance

Based solely on its review of the forms required by Section 16(a) of the Exchange Act, that have been received by the Corporation, the Corporation believes there has been compliance with all filing requirements applicable to its officers, directors and beneficial owners of greater than 10% of the Albemarle Common Stock.

Stock Ownership

The following table lists any person (including any "group" as that term is used in Section 13(d)(3) of the Exchange Act) who, to the knowledge of the Corporation, was the beneficial owner as of December 31, 2001, of more than 5% of the outstanding voting shares of the Corporation.

Title of Class	Name and Address of Beneficial Owners	Number of Shares	Percent of Class
Common Stock	Floyd D. Gottwald, Jr., William M. Gottwald, John D. Gottwald and James T. Gottwald 330 South Fourth Street Richmond, Virginia 23219	9,390,786(a)(b)(c)	20.58%
	Bruce C. Gottwald 330 South Fourth Street Richmond, Virginia 23219	5,682,641(d)	12.49%

(a) As of December 31, 2001, Floyd D. Gottwald, Jr. and his adult sons, William M. Gottwald, John D. Gottwald and James T. Gottwald, had sole voting and investment power over all of the shares disclosed except 5,673,077 shares held by their respective wives, children and in certain trust relationships as to which they disclaim beneficial ownership. As of December 31, 2001, Floyd D. Gottwald, Jr. beneficially owned 5,051,990 shares (11.10%) of Albemarle Common Stock, and William M. Gottwald, John D. Gottwald and James T. Gottwald beneficially owned 3,940,970 shares (8.64%), 3,709,518 shares (8.15%) and 3,600,246 shares (7.91%), respectively, of Albemarle Common Stock, including, in each case, 1,932,179 shares (4.25%) owned by a partnership of which they are the three general partners. The partnership requires the unanimous consent of the partners in order to vote those shares. The overlap in beneficial ownership caused by the partnership and certain shared trust relationships has been eliminated in calculating the 9,390,786 shares listed above. This overlap, however, has not been eliminated in calculating the amount and percentage of outstanding voting shares of the Corporation beneficially owned by each of William M. Gottwald, John D. Gottwald and James T. Gottwald. This amount also includes 181,377 shares owned by a charitable foundation for which Floyd D. Gottwald, Jr. and his brother, Bruce C. Gottwald, serve as the sole directors. Floyd D. Gottwald, Jr. disclaims any beneficial interest in any shares held in the foundation. Floyd D. Gottwald, Jr. and his adult sons have no agreement with respect to the acquisition, retention, disposition or voting of Albemarle Common Stock.

(b) This amount includes any shares held by Merrill Lynch Trust Company ("Merrill Lynch") as Trustee under the Corporation's savings plan (the "Albemarle Savings Plan") for the benefit of William M. Gottwald. This amount does not include shares held by the Trustee of the Albemarle Savings Plan for the benefit of other employees. Floyd D. Gottwald, Jr. is not eligible to participate in the Albemarle Savings Plan. Shares held under the Albemarle Savings Plan are voted by the Trustee in accordance with instructions solicited from employees participating in the Albemarle Savings Plan. If a participating employee does not give the Trustee voting instructions, his or her shares generally are voted by the Trustee in accordance with the Board of Directors' recommendations to the shareholders. Because Floyd D. Gottwald, Jr., William M. Gottwald and John D. Gottwald are directors and/or executive officers and, together with James T. Gottwald, among the largest shareholders of the Corporation, they may be deemed to be control persons of the Corporation and to have the capacity to control any such recommendation of the Board of Directors.

(c) This amount does not include any shares held by Frank Russell Trust Company, Tacoma, Washington, as Trustee under the Tredegar Corporation Retirement Savings Plan (the "Tredegar Savings Plan") for the employees of Tredegar Corporation. It also does not include shares held by Merrill Lynch as Trustee under the savings plan of Ethyl Corporation (the "Ethyl Savings Plan") for the benefit of employees of Ethyl Corporation. Shares held under the Tredegar Savings Plan and the Ethyl Savings Plan are voted by the Trustees in accordance with instructions solicited from each participating employee. With respect to shares of Albemarle Common Stock, if a participating employee does not give the Trustees voting instructions, his or her shares generally are voted by the Trustees in accordance with the recommendations of Albemarle's Board of Directors to its shareholders. Because Floyd D. Gottwald, Jr., William M. Gottwald and John D. Gottwald are directors and/or executive officers and, together with James T. Gottwald, among the largest shareholders of Albemarle, they may be deemed to have the capacity to control any such recommendation of the Board of Directors.

(d) As of December 31, 2001, Bruce C. Gottwald had sole voting and investment power over all of the shares disclosed except 2,514,302 shares held by his wife and in certain trust relationships as to which he disclaims beneficial ownership. This amount includes 181,377 shares owned by a charitable foundation for which Bruce C. Gottwald and Floyd D. Gottwald, Jr. serve as the sole directors. Bruce C. Gottwald disclaims any beneficial interest in any shares held in the foundation. This amount does not include 2,317,185 shares owned by the adult sons of Bruce C. Gottwald who do not reside in their father's home. As described on page 3, in February 2002, Bruce C. Gottwald and related immediate family interests sold 4,000,000 shares to the Corporation.

The following table sets forth as of December 31, 2001, the beneficial ownership of Albemarle Common Stock by all directors of the Corporation, the Chief Executive Officer and the four other executive officers, and all directors and executive officers of the Corporation as a group.

Name of Beneficial Owner or Number of Persons in Group	Number of Shares with Sole Voting and Investment Power[1]	Number of Shares with Shared Voting and Investment Power	Total Number of Shares	Percent of Class[2]
Craig R. Andersson	2,958	13,000	15,958	
E. Whitehead Elmore	297,379	—	297,379	
Floyd D. Gottwald, Jr.	1,070,720	3,981,270[3]	5,051,990	11.10%
John D. Gottwald	123,924	3,585,594[4]	3,709,518	8.15%
William M. Gottwald	385,283	3,555,687[5]	3,940,970	8.64%
Richard L. Morrill	—	1,000	1,000	
Seymour S. Preston III	12,658	—	12,658	
Paul F. Rocheleau	—	—	—	
Mark C. Rohr	65,427	—	65,427	
Charles E. Stewart	8,163	—	8,163	
Charles B. Walker	325,581	—	325,581	
Anne Marie Whittemore	4,439	12,261	16,700	
Directors and executive officers as a group (12 persons)[6]	2,296,532	7,608,571	9,905,103	21.56%

[1] The amounts in this column include shares of Albemarle Common Stock with respect to which certain persons had the right to acquire beneficial ownership within 60 days of December 31, 2001: Floyd D. Gottwald, Jr.: 27,500 shares; William M. Gottwald: 102,500 shares; E. Whitehead Elmore: 78,500 shares; Mark C. Rohr: 50,000 shares; Charles B. Walker: 191,940 shares; and directors and executive officers as a group: 450,440 shares.

[2] Except as indicated, each person owns less than 1% of Albemarle Common Stock.

[3] Floyd D. Gottwald, Jr. disclaims beneficial ownership of all 3,981,270 of such shares.

[4] John D. Gottwald disclaims beneficial ownership of 1,653,415 of such shares. The 1,653,415 shares include 1,593,050 shares of Albemarle Common Stock that John D. Gottwald may be deemed to own beneficially. Such shares constitute his interest as beneficiary of a trust of which he is a co-trustee. The 3,585,594 shares include 1,932,179 shares of Albemarle Common Stock that John D. Gottwald may be deemed to own beneficially. Such shares constitute his interest in a partnership in which he is a general partner. The partnership requires the unanimous consent of the partners in order to vote the shares of Albemarle Common Stock owned by it.

[5] William M. Gottwald disclaims beneficial ownership of 1,623,508 of such shares. The 1,623,508 shares include 1,593,050 shares of Albemarle Common Stock that William M. Gottwald may be deemed to own beneficially. Such shares constitute his interest as beneficiary of a trust of which he is a co-trustee. The 3,555,687 shares include 1,932,179 shares of Albemarle Common Stock that William M. Gottwald may be deemed to own beneficially. Such shares constitute his interest in a partnership in which he is a general partner. The partnership requires the unanimous consent of the partners in order to vote the shares of Albemarle Common Stock owned by it.

[6] John D. Gottwald and William M. Gottwald share voting and investment power for 3,540,241 shares of Albemarle Common Stock of which 1,932,179 are held in a partnership of which they are two of the three general partners. This overlap in beneficial ownership has been eliminated in calculating the number of shares and percentage of the class owned by the Corporation's directors and executive officers as a group.

Compensation of Executive Officers

The following table presents information relating to total compensation of the Chief Executive Officer and the other four executive officers of the Corporation (the "Named Officers") for each of the fiscal years ended December 31, 2001, 2000 and 1999.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compensation
		Salary	Bonus	Other Annual Compensation	Restricted Stock Awards[3]	Awards Options/SARs	Payouts LTIP Payouts	
Floyd D. Gottwald, Jr.	2001	$491,667	$117,250[2]	$ —	$ —	90,000[4]	$175,875[5]	$ 24,583[6]
Chief Executive Officer	2000	450,000	332,000	—	—	30,000	—	128,115
and Chairman of the	1999	450,000	74,500	—	—	25,000	172,125[7]	0
Executive Committee[1]								
Charles B. Walker	2001	$492,233	$105,525[2]	$ —	$ —	80,000[4]	$117,250[5]	$ 24,491[8]
Vice Chairman of the	2000	478,400	352,000	—	1,218,750[9]	25,000	—	69,767
Board and Chief	1999	478,400	79,000	—	—	25,000	129,094[7]	0
Financial Officer								
Mark C. Rohr	2001	$391,667	$ 93,800[2]	$ —	$ —	225,000[4]	$ 70,350[5]	$ 19,583[13]
President and Chief	2000	350,000	350,000	—	—	75,000	—	17,500
Operating Officer[10]	1999	214,714	90,000[11]	151,663[12]	—	125,000	64,547[7]	2,929
E. Whitehead Elmore	2001	$330,550	$ 62,000	$ —	$ —	53,000[4]	$ 70,350[5]	$ 16,528[15]
Executive Vice President[14]	2000	323,200	190,000	—	—	18,000	—	16,160
	1999	323,200	42,800	—	—	15,000	34,425[7]	16,160
William M. Gottwald	2001	$260,417	$ 58,625[2]	$ —	$ —	70,000[4]	$ 70,350[5]	$ 13,021[17]
Chairman of the Board[16]	2000	250,000	184,000	—	—	20,000	—	12,500
	1999	175,000	23,200	—	—	25,000	34,425[7]	8,021

[1] Floyd D. Gottwald, Jr. also served as Chairman of the Board through March 27, 2001.

[2] Reflects the value of incentive awards in lieu of cash bonuses in an amount equivalent to 5,000, 4,500, 4,000 and 2,500 shares of Albemarle Common Stock granted to Floyd D. Gottwald, Jr., Walker, Rohr and William M. Gottwald, respectively, on January 31, 2002, based on $23.45 per share, the closing market price of Albemarle Common Stock on that date. The incentive awards vest in equal annual installments over three years commencing January 1, 2003. Upon vesting, 50 percent of the value of the incentive award, based on the closing market price of Albemarle Common Stock on the date of vesting, is paid in cash and 50 percent of the value of the incentive award is paid in shares of Albemarle Common Stock.

[3] The amounts appearing in the Restricted Stock Awards column represent the value of time-based restricted stock awards granted based on the closing price of Albemarle Common Stock on the date of grant.

[4] Includes options originally granted prior to January 1, 2001, the expiration dates of which were extended on September 7, 2001, and October 8, 2001. For more information see "Option/SAR Grants in Last Fiscal Year" on page 7.

[5] Reflects the value of performance units awarded at the end of the four-year performance period for performance shares granted under the Corporation's 1994 Omnibus Stock Incentive Plan. The valuation date was January 31, 2002, the date of approval by the executive compensation committee of the Board.

[6] Includes accruals in the Corporation's supplemental executive retirement plan ($24,583, $128,115 and $0) for 2001, 2000 and 1999, respectively.

[7] Reflects the value of the restricted stock awarded at the end of the two-year performance period for performance shares granted under the 1998 Plan. The valuation date was February 22, 2000, the date of approval by the executive compensation committee of the Board.

[8] Includes accruals in the Corporation's supplemental executive retirement plan ($24,491, $69,767 and $0) for 2001, 2000 and 1999, respectively.

[9] Reflects the value of 60,000 shares of restricted stock granted to Walker on April 26, 2000, based on $20.31 a share, the closing market price of Albemarle Common Stock on that date. These shares of restricted stock vest in equal annual installments over three years commencing on January 1, 2001, subject to the limits of Section 162(m) of the Internal Revenue Code of 1986, as amended. As of December 31, 2001, Walker was deemed to hold an aggregate of 40,000 shares of restricted stock with a value of $960,000 based on $24.00 a share, the closing market price of Albemarle Common Stock on that date. Dividends will not be paid on these shares of restricted stock.

[10] Rohr joined the Corporation effective March 22, 1999. Effective January 1, 2000, Rohr assumed the position of President and Chief Operating Officer of the Corporation.

[11] Pursuant to the terms of Rohr's employment, he was guaranteed a minimum bonus of $90,000 for 1999.

[12] In addition to other items not required to be identified by type and amount, includes reimbursement for taxes incurred resulting from the distribution of Rohr's deferred compensation from his former employer in the amount of $65,775, and a $58,780 relocation allowance received pursuant to the terms of his employment.

[13] Includes contributions to the Albemarle Savings Plan ($8,500, $8,000 and $2,929) and accruals in the Corporation's supplemental executive retirement plan ($11,083, $9,500 and $0) for 2001, 2000 and 1999, respectively.

[14] Effective March 28, 2001, Elmore assumed the position of Executive Vice President.

[15] Includes contributions to the Albemarle Savings Plan ($8,500, $8,000 and $8,000) and accruals in the Corporation's supplemental executive retirement plan ($8,028, $8,160 and $8,160) for 2001, 2000 and 1999, respectively.

[16] Effective March 28, 2001, William M. Gottwald succeeded Floyd D. Gottwald, Jr. as Chairman of the Board of the Corporation.

[17] Includes contributions to the Albemarle Savings Plan ($8,500, $8,000 and $7,271) and accruals to the Corporation's supplemental executive retirement plan ($4,521, $4,500 and $750) for 2001, 2000 and 1999, respectively.

Option/SAR Grants in Last Fiscal Year

Each of the following options relates to Albemarle Common Stock and does not include a related SAR.

	Individual Grants				Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation For Option Term	
Name	Options Granted (#)[1]	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($)	Expiration Date	5% ($)	10% ($)
Floyd D. Gottwald, Jr.	30,000[2]	2.39%	$24.38	1/24/11	$297,753	$ 693,891
	25,000[3]	1.99	20.00	6/22/09	248,128	578,243
	35,000[3]	2.79	25.75	4/21/08	347,379	809,540
Charles B. Walker	25,000[2]	1.99%	$24.38	1/24/11	248,128	578,243
	25,000[3]	1.99	20.00	6/22/09	248,128	578,243
	30,000[3]	2.39	25.75	4/21/08	297,753	693,891
Mark C. Rohr	50,000[2]	3.98%	$24.38	1/24/11	496,255	1,156,485
	50,000[3]	3.98	19.1875	12/31/09	496,255	1,156,485
	25,000[3]	1.99	20.00	6/22/09	248,128	578,243
	100,000[3]	7.96	25.75	4/21/08	992,510	2,312,970
E. Whitehead Elmore	18,000[2]	1.43%	$24.38	1/24/11	178,652	416,335
	15,000[3]	1.19	20.00	6/22/09	148,877	346,946
	20,000[3]	1.59	25.75	4/21/08	198,502	462,594
William M. Gottwald	20,000[2]	1.59%	$24.38	1/24/11	198,502	462,594
	25,000[3]	1.99	20.00	6/22/09	248,128	578,243
	25,000[3]	1.99	25.75	4/21/08	248,128	578,243

[1] On September 7, 2001 and October 8, 2001, the expiration dates of certain options, originally granted prior to January 1, 2001 pursuant to the 1998 Plan, were extended from seven to 10 years. Under the rules of the Securities and Exchange Commission, the extension of the expiration dates is treated as a cancellation and regrant of the options in the year the expiration date was extended. The Named Officers are treated as having received the following grants during 2001: Floyd D. Gottwald, Jr.: 90,000 options, of which 35,000 were originally granted in 1998, 25,000 were originally granted in 1999, and 30,000 were granted in 2001; Walker: 80,000 options, of which 30,000 were originally granted in 1998, 25,000 were originally granted in 1999, and 25,000 were granted in 2001; Rohr: 225,000 options, of which 100,000 and 25,000 were origi-

nally granted in 1999, 50,000 were originally granted in 2000, and 50,000 were granted in 2001; Elmore: 53,000 options, of which 20,000 were originally granted in 1998, 15,000 were originally granted in 1999, and 18,000 were granted in 2001; and William M. Gottwald: 70,000 options, of which 25,000 were originally granted in 1998, 25,000 were originally granted in 1999, and 20,000 were granted in 2001.

[2] Ten-year option that cliff vests in three years.

[3] Vest upon an increase in share price, with a maximum of 25% becoming exercisable in any single year, and in any event becoming exercisable on the sixth anniversary of the date of the grant.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

The following table presents information concerning stock options and SAR exercises by the Named Officers and fiscal year-end option/SAR values.

Name	Shares Acquired On Exercise (#)	Value Realized ($)	Number of Unexercised Options/SARs at FY-End (#)		Value of Unexercised In-The-Money Options/SARs at FY-End ($)[4]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Floyd D. Gottwald, Jr.	—	—	27,500	92,500[2]	$ 170,938	$170,938
Charles B. Walker	—	—	191,940[1]	120,000[2]	1,855,109	150,781
Mark C. Rohr	—	—	50,000[2]	200,000[2]	271,094	271,094
E. Whitehead Elmore	6,000	$37,950	78,500[3]	54,500[2]	776,813	102,563
William M. Gottwald	—	—	102,500[2]	87,500[2]	660,625	263,125

[1] Each of these options relates to Albemarle Common Stock and 156,940 of such options include a tandem SAR.

[2] Each of these options relates to Albemarle Common Stock and does not include a tandem SAR.

[3] Each of these options relates to Albemarle Common Stock and 62,000 of such options include a tandem SAR.

[4] These values are based on $24.00 a share, the closing price of Albemarle Common Stock on the New York Stock Exchange on December 31, 2001.

Retirement Benefits

The following table illustrates, under the Corporation's pension plan for salaried employees, the estimated benefits upon retirement at age 65, determined as of December 31, 2001, to persons with specified earnings and years of pension benefit service. To the extent benefits payable at retirement exceed amounts that may be payable under applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), they will be paid under the Corporation's supplemental executive retirement plan ("SERP"). This table includes the amounts that would be payable under the qualified pension plan and the SERP.

Pension Plan Table*

Years of Pension Benefit Service and Estimated Annual Benefits

Final Average Earnings	10	15	20	25	30	35	40	50	60
$ 300,000	$ 43,512	$ 65,267	$ 87,023	$108,779	$130,535	$152,290	$174,046	$217,558	$261,069
350,000	51,012	76,517	102,023	127,529	153,035	178,540	204,046	255,058	306,069
400,000	58,512	87,767	117,023	146,279	175,535	204,790	234,046	292,558	351,069
450,000	66,012	99,017	132,023	165,029	198,035	231,040	264,046	330,058	396,069
500,000	73,512	110,267	147,023	183,779	220,535	257,290	294,046	367,558	441,069
550,000	81,012	121,517	162,023	202,529	243,035	283,540	324,046	405,058	486,069
600,000	88,512	132,767	177,023	221,279	265,535	309,790	354,046	442,558	531,069
650,000	96,012	144,017	192,023	240,029	288,035	336,040	384,046	480,058	576,069
700,000	103,512	155,267	207,023	258,779	310,535	362,290	414,046	517,558	621,069
750,000	111,012	166,517	222,023	277,529	333,035	388,540	444,046	555,058	666,069
800,000	118,512	177,767	237,023	296,279	355,535	414,790	474,046	592,558	711,069
850,000	126,012	189,017	252,023	315,029	378,035	441,040	504,046	630,058	756,069
900,000	133,512	200,267	267,023	333,779	400,535	467,290	534,046	667,558	801,069
950,000	141,012	211,517	282,023	352,529	423,035	493,540	564,046	705,058	846,069
1,000,000	148,512	222,767	297,023	371,279	445,535	519,790	594,046	742,558	891,060

* Assumes attainment of age 65 in 2001 and Social Security Covered Compensation of $37,212.

The benefit formula under the pension plan is based on the participant's final-average earnings, which are defined as the average of the highest three consecutive calendar years' earnings (base pay plus 50% of incentive bonuses paid in any fiscal year) during the 10 consecutive calendar years immediately preceding the date of determination. The years of pension benefit service for certain of the executive officers named in the above compensation table as of December 31, 2001 are: Floyd D. Gottwald, Jr., 59; Elmore, 32; William M. Gottwald, 21; and Rohr, 3. Benefits under the pension plan are computed on the basis of a life annuity with 60 months guaranteed payments. The benefits listed in the above compensation table are not subject to deduction for Social Security or other offset payments. Pension benefits payable to Floyd D. Gottwald, Jr. and William M. Gottwald are offset by benefits payable from the qualified and non-qualified pension plans of Ethyl Corporation ("Ethyl"), based on 53 and 15 years of service with Ethyl, respectively.

Supplemental Executive Retirement Plan

The Corporation maintains a SERP in the form of a non-qualified pension plan that provides eligible individuals the difference between the benefits they actually accrue under the qualified employee pension and savings plans of the Corporation and the benefits they would have accrued under such plans but for the maximum benefit and annual addition limitations and the limitation on compensation that may be recognized thereunder under the Code. Certain key employees may be granted additional pension service benefits equal to 4% of the employee's average pay over his or her last three years multiplied by the number of years of service to the Corporation (including service with Ethyl) up to 15 years, net of certain other benefits received from the Corporation (including amounts received under the qualified and non-qualified plans), previous employers, including Ethyl, and Social Security. These benefits have been granted to Rohr and, with respect to the period between February 28, 1994 and February 1, 1998, to Walker. For Walker's service with the Corporation on and after February 1, 1998, he has been granted benefits equal to 4% of his average pay over his last three years multiplied by the number of years of service to the Corporation up to 15 years subject only to an offset for other benefits received from the Corporation after February 1, 1998. All benefits under the SERP vest upon a Change in Control of the Corporation, as defined in the SERP.

Compensation of Directors

Outside directors are paid (i) $1,000 for attendance at each Board meeting and (ii) $600 for attendance at each meeting of a committee of the Board of which he or she was a member. In addition, each such director is paid a quarterly fee of $5,500. Employee members of the Board of Directors are not paid separately for service on the Board or its committees.

Any director who became a member of the Board on or before October 27, 1999 and retires from the Board after age 60 with at least five years' service on the Board and is not employed by the Corporation will receive, commencing with retirement from the Board, $12,000 per year for life, payable in quarterly installments. The service and age at retirement requirements for this benefit may be waived in certain circumstances with the commencement of the benefit no earlier than age 60. Any director who became a member of the Board on or before October 27, 1999 and retires under other circumstances will receive $12,000 per year, payable in quarterly installments, commencing no earlier than age 60, for a period not to exceed his years of service on the Board. The payment period limitation on this benefit may be waived in certain circumstances. Such retirement payments to former directors may not commence and may be discontinued under certain circumstances.

Pursuant to the Non-Employee Directors' Stock Compensation Plan (the "Stock Compensation Plan"), on November 1, 2001, the Corporation awarded to each non-employee director that number of whole shares, when multiplied by the closing price of common stock on the immediately preceding business day, as reported in the *Wall Street Journal*, which as nearly as possible equaled, but did not exceed, $18,000. The shares of Albemarle Common Stock awarded under the Stock Compensation Plan are nonforfeitable and the recipient directors immediately and fully vest in Albemarle Common Stock issued under the Stock Compensation Plan. Subject only to such limitations on transfer as may be specified by applicable securities laws, directors may sell the shares received under the Stock Compensation Plan at any time.

Non-employee directors may defer, in 10 percent increments, all or part of their retainer fee and meeting fees into either a deferred cash account or a deferred stock account (the "Deferred Compensation Plan"), or a percentage of the fees into each of the accounts, both of which are unfunded and maintained for record-keeping purposes only. Distributions under the Deferred Compensation Plan will be paid in a single sum unless the participant specifies installment payments over a period up to 10 years. Unless otherwise elected by the participant, distributions will begin on February 15 following the participant's attainment of age 65 or ceasing to be a director. The maximum aggregate number of shares of Albemarle Common Stock that may be issued under the Deferred Compensation Plan is 50,000 shares.

At its December 15, 1999 meeting, the Board of Directors adopted a policy for stock ownership by its outside directors. Pursuant to this policy, all then-current outside directors are to achieve ownership of Albemarle Common Stock equal to at least four times the annual retainer for an outside director, which is the combination at the applicable time of the cash retainer plus the annual stock award. Such outside directors are expected to achieve this level of ownership within four years from December 15, 1999. Newly-elected outside directors are to achieve this same level of ownership within five years of first becoming a Board member.

Agreements With Executive Officers

In the event that Rohr's employment is terminated within the first five years of his employment other than for cause, the Corporation is obligated to pay Rohr a severance equal to two times his then-current annual compensation, including base salary and annual incentive compensation. In addition, in the event a change in control of the Corporation were to occur within the first 10 years of Rohr's employment and one or more of the events described below were to occur within 24 months thereafter, Rohr may elect to resign in which case (i) he will receive an adjusted benefit payable at normal retirement age under the Corporation's non-qualified pension plan without offset from other benefits, (ii) all vested outstanding options will become exercisable and (iii) all restricted stock will become non forfeitable. The events include: (i) a change or diminution of responsibilities or compensation; (ii) relocation; (iii) a reduction of benefit eligibility or level; and (iv) failure by a successor company to assume his severance agreement.

The Executive Compensation Committee Report

This report of the executive compensation committee of the Board of Directors (the "Compensation Committee") describes the objectives of the Corporation's executive compensation program, the various components of the program, and explains the basis on which 2001 compensation determinations were made by the Compensation Committee.

During 1998, the Compensation Committee completed a comprehensive examination of the Corporation's executive compensation policies using the services of an independent consulting firm. The philosophy and new incentive programs that were implemented as a result of that study are outlined below.

Overall Objectives of Executive Compensation Programs. The Compensation Committee's guiding philosophy is to establish executive compensation policies that are linked to the sustained creation of shareholder value. The following objectives serve as the guiding principles for all compensation decisions:

- Provide a competitive total compensation opportunity that will enable the Corporation to attract, retain and motivate highly qualified executives;
- Align compensation opportunities with shareholder interests by making the executive compensation program highly sensitive to the Corporation's performance, which is defined in terms of long-term profitability and creating shareholder value; and
- Provide a strong emphasis on equity-based compensation and equity ownership, creating a direct link between shareholder and management interests.

Compensation Program Components. The Compensation Committee believes that the total compensation opportunity available to members of management should consist of base salary, annual incentives and long-term incentives with each component geared to the median of the market for all positions in the aggregate. Individuals may be compensated above or below the median of the marketplace based on the Corporation's performance and on considerations of individual performance and experience. The Compensation Committee considers all elements of the program when setting compensation levels. Since completion of the 1998 study, the Compensation Committee has been actively managing base salaries to approach the median of the market and has been placing more emphasis on incentive compensation where and when merited.

The Compensation Committee periodically meets individually with members of management in order to assess progress toward meeting objectives set by the Board of Directors for both annual and long-term compensation.

The Compensation Committee utilizes compensation surveys to aid in the determination of competitive levels of executive pay. The surveys include companies that are larger and smaller than the Corporation. Some surveys are limited to companies in the chemical business, including, but not limited to, some of the companies included in the Chemical Composite shown in the Performance Graph on page 15. The Compensation Committee also utilizes executive compensation information compiled from the proxy statements of other chemical companies. References to the "market" in this report refer to these survey and proxy data.

Base Salaries. Base salaries are determined in accordance with the responsibilities of each officer, median market data for the position and the officer's performance. The Compensation Committee considers each of these factors but does not assign a specific value to each factor. Furthermore, a subjective element is acknowledged in evaluating the officer's overall span of responsibility and control.

Salaries for some officers for 2001 were maintained at current levels to reflect the increased emphasis on compensation that is tied to the long-term performance of the Corporation. Total compensation for the Corporation's officers is believed to be generally in line with the median of the market as described above.

Annual Incentives. The purpose of the 1998 Plan is to create a substantial incentive to officers and key employees to maximize shareholder value and provide a means for recognizing individual contribution to corporate and business unit results.

Key features of the annual incentive program include the following:

- A primary emphasis on sustained operating earnings growth and return on gross assets;
- A significant emphasis on the achievement of key strategic objectives related to future safety performance, profitable growth and market leadership;
- A more formulaic and objective approach to award determination; and
- A means for recognizing individual achievement and contribution for participants.

Annual incentive awards are reviewed by the Compensation Committee in conjunction with senior management.

Awards are based on an evaluation of the performance, level of responsibility and leadership of the individual in relation to overall corporate results. For 2001, annual incentives were based on the relative performance of the Corporation as a whole to a peer group, performance of the Corporation's business units and other financial measures, including return on gross assets. The Compensation Committee strongly considered the relative performance of the Corporation versus peers as reflected in the following chart:

Performance Compared to Peers*



Albemarle
Δ 3 Yr.
Performance Measures
Percentiles
25th
50th
75th
Growth
Revenue Growth
EPS Growth
EBITDA Growth
Operating Performance
Gross Profit Margin
EBIT Margin
SG&A Margin
Return
Return on Average Equity
Return on Capital
Return on Gross Assets
Shareholder Experience
Total Shareholder Return
PE Ratio
\Market-to-Book Ratio

* Peer companies include 14 specialty or diversified chemical companies, 12 of which are included in the Chemical Composite index noted in the Performance Graph on page 15.

Based on this evaluation, the Compensation Committee, awarded Elmore a cash bonus in the amount of $62,000 and, in lieu of cash bonuses, granted incentive awards in an amount equivalent to 5,000, 4,500, 4,000 and 2,500 shares of Albemarle Common Stock to Floyd D. Gottwald, Jr., Walker, Rohr and William M. Gottwald, respectively, for 2001. As described on page 6, these incentive awards vest in equal annual installments over three years, commencing January 1, 2003. Upon vesting, 50 percent of the value of the incentive award, based on the closing market price of Albemarle Common Stock on the date of vesting, is paid in cash and 50 percent of the value of the incentive award is paid in shares of Albemarle Common Stock.

Stock Options and Restricted Awards. The Compensation Committee believes strongly that equity based awards are an integral part of total compensation for officers and certain key managers with significant responsibility for the long-term results of the Corporation. Stock options and performance share awards that are tied to corporate performance provide an effective means of delivering incentive compensation and also encourage stock ownership on the part of management.

The 1998 Plan:

- Authorizes the granting of stock options, SARs, performance shares, restricted stock and other incentive awards, all of which may be made subject to the attainment of performance goals established by the Compensation Committee;
- Provides for the enumeration of the business criteria on which an individual's performance goals are to be based; and
- Establishes the maximum share grants or awards (or, in the case of incentive awards, the maximum compensation) that can be paid to a 1998 Plan participant.

In 2001, incentive awards of stock options were made in accordance with the 1998 Plan.

Stock Ownership Guidelines. To further align the interests of members of management with the Corporation's shareholders, the Compensation Committee has established stock ownership guidelines that are designed to encourage the accumulation and retention of Albemarle Common Stock. The guidelines call for certain members of management to hold a minimum multiple of base salary in shares of Albemarle Common Stock by the end of the fifth calendar year of participation in the 1998 Plan. Participation in the 1998 Plan beyond the fifth calendar year of participation will be contingent upon satisfying the guidelines. The established guidelines are as follows:

• CEO	4 x salary
• Other Named Officers	3 x salary
• Other management level salary employees	1x to 2x (depending upon position level)

Discussion of 2001 Compensation for the Chief Executive Officer. After more than four years without change, Floyd D. Gottwald, Jr.'s compensation as Chief Executive Officer was increased to reflect his many contributions as Chief Executive Officer. The Compensation Committee granted Floyd D. Gottwald, Jr. an incentive award in lieu of a cash bonus for 2001 in an amount equivalent to 5,000 shares of Albemarle Common Stock. This incentive award, as described on page 6, will vest in equal annual installments over three years, commencing January 1, 2003. Upon vesting, 50 percent of the value of the incentive award, based on the closing market price of Albemarle Common Stock on the date of vesting, is paid in cash and 50 percent of the value of the incentive award is paid in shares of Albemarle Common Stock. Floyd D. Gottwald, Jr. recommended that he not receive a cash bonus for 2001 given the difficult market circumstances faced by the Corporation. The Compensation Committee granted the incentive award to Floyd D. Gottwald, Jr. in recognition of the leadership that he has shown in focusing management on the achievement of substantial earnings growth and maximizing long-term value for the Corporation's shareholders. The Compensation Committee notes Floyd D. Gottwald, Jr.'s leadership contributed to the strong relative performance of the Corporation during the year.

Deductibility of Compensation. The Compensation Committee has carefully considered Section 162(m) of the Code, which provides certain criteria for the tax deductibility of compensation in excess of $1 million paid to the Corporation's executive officers. The Compensation Committee believes it is in the best interests of the Corporation and its shareholders to comply with the requirements of Section 162(m), but the Compensation Committee intends to preserve the flexibility to reward executives consistent with the Corporation's pay philosophy for each compensation element. The Compensation Committee intends, except in special circumstances, that grants of options, awards of performance shares, restricted stock and other incentive awards under the 1998 Plan comply with the requirements of Section 162(m).

THE EXECUTIVE COMPENSATION COMMITTEE

Seymour S. Preston III, Chairman
Craig R. Andersson
Anne Marie Whittemore

January 31, 2002

The Audit Committee Report

The audit committee of the Board of Directors (the "Audit Committee") is composed of three independent directors and operates under a written charter adopted by the Board of Directors. The Audit Committee recommends to the Board of Directors, subject to shareholder ratification, the selection of the Corporation's independent accountants. Management is responsible for the Corporation's internal controls and the financial reporting process. The independent accountants are responsible for performing an independent audit of the Corporation's consolidated financial statements in accordance with generally accepted auditing standards and for issuing a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes and to report thereon to the Board of Directors. In this context, the Audit Committee has met and held discussions with management and PricewaterhouseCoopers LLP, the Corporation's independent accountants.

Management represented to the Audit Committee that the Corporation's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and PricewaterhouseCoopers.

The Audit Committee has discussed with PricewaterhouseCoopers the matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Accounting Standards), including the scope of the auditor's responsibilities, significant accounting adjustments and any disagreements with management.

The Audit Committee also has received the written disclosures and the letter from PricewaterhouseCoopers relating to the independence of that firm as required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and has discussed with PricewaterhouseCoopers that firm's independence from the Corporation.

Based upon the Audit Committee's discussions with management and PricewaterhouseCoopers and the Audit Committee's review of the representation of management and the report of PricewaterhouseCoopers to the Audit Committee, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Corporation's annual report on Form 10-K for the year ended December 31, 2001 to be filed with the Securities and Exchange Commission.

Either the Audit Committee or its Chairman reviews with management and the independent accountants the results of the independent accountants' review of the unaudited financial statements that are included in the Corporation's quarterly reports on Form 10-Q. The Audit Committee also reviews the fees charged by the Corporation's independent accountants. During the fiscal year ended December 31, 2001, PricewaterhouseCoopers billed the Corporation the fees set forth below in connection with services rendered by that firm to the Corporation.

Audit Fees. For professional services rendered by PricewaterhouseCoopers for the audit of the Corporation's annual financial statements for the fiscal year ended December 31, 2001, and the reviews of the financial statements included in the Corporation's quarterly reports on Form 10-Q for the fiscal year ended December 31, 2001, PricewaterhouseCoopers billed the Corporation fees in the aggregate amount of $777,700.

Financial Information Systems Design and Implementation Fees. For the fiscal year ended December 31, 2001, there were no fees billed by PricewaterhouseCoopers for professional services rendered in connection with financial information systems design and implementation.

All Other Fees. For professional services other than those described above rendered by PricewaterhouseCoopers for the fiscal year ended December 31, 2001, PricewaterhouseCoopers billed the Corporation fees in the aggregate amount of $2,400,479, including $479,000 PricewaterhouseCoopers billed the Corporation for services rendered in connection with the performance of internal audit procedures for the Corporation. The Audit Committee has considered whether the provision of services described above under "Financial Information Systems Design and Implementation Fees" and "All Other Fees" is compatible with maintaining the independence of PricewaterhouseCoopers. To ensure compliance with the Securities and Exchange Commission's new requirements relating to the independence of the external auditors, the Corporation has elected to engage Ernst & Young LLP to assist the Corporation in the performance of internal audit procedures for 2002.

THE AUDIT COMMITTEE

Anne Marie Whittemore, Chairman
Craig R. Andersson
Seymour S. Preston III

January 31, 2002

Performance Graph

Cumulative Total Shareholder Return*
Performance through December 31, 2001



Cumulative Total Shareholder Return*
Performance through December 31, 2001
300
280
260
240
220
200
180
160
140
120
100
80
12/31/96
12/31/97
12/31/98
12/31/99
12/31/00
12/31/01
Albemarle
Chemical Composite
S&P 500 Companies

*Assumes $100 invested on last day of December 1996. Dividends are reinvested quarterly.

Designation of Auditors

The Board of Directors has designated PricewaterhouseCoopers LLP, certified public accountants, as the Corporation's independent auditors for fiscal year 2002, subject to shareholder approval. A representative of PricewaterhouseCoopers LLP is expected to be present at the annual meeting with an opportunity to make a statement and to be available to respond to appropriate questions.

PricewaterhouseCoopers LLP's principal function is to audit the consolidated financial statements of the Corporation and its subsidiaries and, in connection with that audit, to review certain related filings with the Securities and Exchange Commission and to conduct limited reviews of the financial statements included in the Corporation's quarterly reports.

Proposals for 2003 Annual Meeting

Under the regulations of the Securities and Exchange Commission, any shareholder desiring to make a proposal to be acted upon at the 2003 annual meeting of shareholders must present such proposal to the Corporation's Secretary at the Corporation's principal office in Richmond, Virginia, not later than October 30, 2002, in order for the proposal to be considered for inclusion in the Corporation's proxy statement. The Corporation anticipates holding the 2003 annual meeting on March 26, 2003.

The Corporation's bylaws provide that, in addition to any other applicable requirements, for business to be properly brought before the annual meeting by a shareholder, the shareholder must deliver timely notice in writing to the Secretary of the Corporation not later than the close of business on the ninetieth day nor earlier than the close of business on the one hundred twentieth day prior to the first anniversary of the preceding year's annual meeting.

The notice must contain: (A) as to each matter, (1) a brief description of the business desired to be brought before the meeting, (2) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws of the Corporation, the language of the proposed amendment), (3) the reasons for conducting such business at the meeting and (4) any material interest in such business of such shareholder and for the beneficial owner, if any, on whose behalf the proposal is made; and (B) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made, (1) the name and address of such shareholder, as they appear on the Corporation's books, and of such beneficial owner, (2) the class and number of shares of capital stock of the Corporation that are owned beneficially and of record by such shareholder and such beneficial owner, (3) a representation that the shareholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business and (4) a representation whether the shareholder or the beneficial owner, if any, intends or is part of a group that intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt the proposal and/or (b) otherwise to solicit proxies from shareholders in support of such proposal.

Certain Matters Relating to Proxy Materials and Annual Reports

Electronic Access of Proxy Materials and Annual Reports. This Proxy Statement and the Corporation's Annual Report are available on Corporation's Internet site at http://www.albemarle.com. Shareholders can elect to access future proxy soliciting materials, including notices to shareholders of annual meetings and proxy statements, and annual reports over the Internet instead of receiving paper copies in the mail. Providing these documents over the Internet will reduce the Corporation's printing and postage costs and the number of paper documents shareholders would otherwise receive. The Corporation will notify shareholders who consent to accessing these documents over the Internet when such documents will be available. Once given, a shareholder's consent will remain in effect until such shareholder revokes it by notifying the Corporation otherwise at Albemarle Corporation, 330 South Fourth Street, Richmond, Virginia 23219, Attention: Corporate Secretary. Shareholders of record can choose this option by marking the appropriate oval on the proxy card included with this Proxy Statement. Beneficial owners whose shares are held in street name should refer to the information provided by the institution that holds such beneficial owner's shares and follow the instructions on such form for instructions on how to elect to view future proxy statements and annual reports over the Internet, if this option is provided by such institution. Paper copies of these documents may be requested by writing the Corporation at Investor Relations, Albemarle Corporation, 451 Florida Street, Baton Rouge, Louisiana 70801 or by telephoning 1-225-388-7030.

Separate Copies for Beneficial Owners. Institutions that hold shares in street name for two or more beneficial owners with the same address are permitted to deliver a single proxy statement and annual report to that address. Any such beneficial owner can request a separate copy of the Proxy Statement or Annual Report by contacting the Corporation's investor relations department as set forth above.

Other Matters

The Board of Directors is not aware of any matters to be presented for action at the meeting other than as set forth herein. However, if any other matters properly come before the meeting, or any adjournment thereof, the person or persons voting the proxies will vote them in accordance with their best judgment.

By Order of the Board of Directors
George P. Manson, Jr., *Secretary*

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FORM 10-K TABLE OF CONTENTS

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934**
(No Fee Required)
For the fiscal year ended December 31, 2001
or
☐ **Transition Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934**
(No Fee Required)
For the transition period from to
Commission file number 1-12658

ALBEMARLE CORPORATION
(Exact name of registrant as specified in its charter)

VIRGINIA **(State or other jurisdiction of incorporation or organization)**	**54-1692118** **(I.R.S. Employer Identification No.)**

330 South Fourth Street
P. O. Box 1335
Richmond, Virginia 23210
(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code: 804-788-6000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
COMMON STOCK, $.01 Par Value	**NEW YORK STOCK EXCHANGE**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for at least the past 90 days.
Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form10-K X

Number of shares of Common Stock outstanding as of December 31, 2001: 45,498,201.

Aggregate market value of voting stock held by non-affiliates of the registrant as of December 31, 2001: $678,935,184*

* In determining this figure, an aggregate of 17,209,235 shares of Common Stock treated as beneficially owned by Floyd D. Gottwald, Jr., Bruce C. Gottwald and members of their families have been excluded and treated as shares held by affiliates. See Item 12 herein. The aggregate market value has been computed on the basis of the closing price on the New York Stock Exchange Composite Transactions on December 31, 2001, as reported by The Wall Street Journal.

Documents Incorporated by Reference

Portions of Albemarle Corporation's definitive Proxy Statement for its 2002 Annual Meeting of Shareholders filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934 (the "Proxy Statement") are incorporated by reference into Part III of this Form 10-K.

PART I

ITEM 1. Business

Albemarle Corporation ("the Company" or "Albemarle") is a major producer of polymer and fine chemicals most of which are additives to or intermediates for plastics, polymers and elastomers, cleaning products, agricultural compounds, pharmaceuticals, photographic chemicals, drilling compounds, ceramics, refractories, paper processing, paints and coatings, and biocides. Most sales of the Company's products are made directly to manufacturers of the aforementioned products, including chemical and polymer companies, pharmaceutical companies, cleaning product manufacturers, paper and photographic companies, drilling companies and water treatment companies. The Company also performs custom research and development manufacturing campaigns for third parties at its cGMP pilot plant in Dayton, Ohio. Albemarle employs approximately 3,000 people.

The following discussion of the Company's businesses as of December 31, 2001, should be read in conjunction with the information contained in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations on page 8.

The Company's worldwide chemicals operations are reported as two separate and distinct operating segments, Polymer Chemicals and Fine Chemicals.

The Company produces the majority of its products in the United States, but also has production facilities in France, Germany and the United Kingdom and has aluminum alkyls produced for it by BP Amoco Chemical Company [formerly Amoco Chemical Company ("BP")] at the Company's former Feluy, Belgium plant. The processes and technology for many of these products were developed in the Company's or its predecessor's research and development laboratories. The Company also has an interest in certain joint venture production facilities in Japan, Peoples Republic of China and Austria.

The Polymer Chemicals' operating segment consists of a broad range of chemicals including flame retardants, catalysts and polymer additives.

Albemarle's brominated, mineral-based, phosphorus and zinc borate flame retardants are manufactured to help polymers and other materials meet fire-safety requirements in finished products which serve a variety of end use markets including electronic enclosures, wire and cable, printed circuit boards, electrical connectors and construction.

The Company's catalyst business is the world's largest supplier of aluminum alkyls which are used as co-catalysts in the production of polyolefins, such as polyethylene and polypropylene, elastomers, alpha olefins such as hexene, octene and decene, and organotin heat stabilizers and in the preparation of organic intermediates. The Company has production units at Pasadena, Texas, Orangeburg, South Carolina, Baton Rouge, Louisiana, Feluy, Belgium, which is leased, and a 50%-owned joint venture in Japan. The Company has continued to build on its organometallics base and expand the portfolio of products and capabilities it offers its customers pursuing the development and commercialization of polymers based on metallocene /single-site catalysts.

The Company also produces polymer additives, such as curatives, which are products used to control polyurethane and epoxy system polymerization. Also produced are antioxidants and alkylated hindered phenolics that are used to maintain the performance integrity of thermoplastic resins.

The Fine Chemicals' operating segment includes pharmachemicals, agrichemical intermediates and ultraviolet ("UV") light-curing and performance chemicals. Included in performance chemicals are elemental bromine, alkyl bromides, inorganic bromides, and a number of bromine fine chemicals. Applications for these products primarily exist in chemical synthesis, oil and gas well drilling and completion fluids, water purification, glass making, cleaning products, soil fumigation and chemical intermediates for pharmaceutical, photographic and agricultural chemicals. Other performance chemicals' products include tertiary amines for surfactants and biocides, disinfectants and sanitizers; zeolite A (sodium alumina silicate) used as a phosphate replacement in laundry detergent builders; and alkenyl succinic anhydride (ASA) used in paper-sizing formulations; and aluminum oxides used in a wide variety of refractory, ceramic and polishing applications. These products have many varied customers. They are sold to suppliers for use in household, institutional and industrial cleaners, personal care products, automotive insulators, foundry bricks and other industrial products.

The Company's pharmachemicals' primary bulk actives, ibuprofen and naproxen, are widely-used pharmaceuticals that provide fever reduction and temporary relief of aches and pains and menstrual cramps. Bulk ibuprofen and naproxen are formulated by pharmaceutical companies who sell to customers in both the prescription and over-the-counter markets. Ibuprofen products accounted for approximately 30% and naproxen products accounted for 6% of the U.S. over-the-counter analgesic market in 2001 on a volume basis. They compete against other painkillers including aspirin and acetaminophen. The Company is one of the world's largest producers of ibuprofen. The Company produces pharmaceutical intermediates at several plant sites. The Company's production facility in Thann, France produces more than thirty different intermediates used in the production of pharmaceutical actives and intermediates. The intermediates produced at this facility are primarily, but not exclusively, brominated products. The Company's cGMP pilot plant in Dayton, Ohio produces pharmaceutical intermediates for a wide array of potential drugs under chemical trial. This facility and the Tyrone, Pennsylvania, pilot plant, along with the Process Development Center in Baton Rouge, supply the Company's contract research and development business. This business provides research and scale-up services to innovative life science companies. These products are targeted for commercial manufacturing in one of the Company's commercial sites.

Agrichemical intermediates are sold to chemical companies that supply finished products to farmers, governments and others. These products include orthoalkylated anilines for the acetanilide family of pre-emergent herbicides used on corn, soybeans and other crops and organophosphorus products for insecticide use. In 2000, the EPA initiated a program that will phase down the home use end market products over a five-year period that use Albemarle's organophosphorus agrichemical intermediates. In 2001, the Company absorbed the impact of some of these products that were voluntarily withdrawn.

The Company continues to expand its bromine production capabilities with the anticipated completion in late 2002 of a bromine unit and facilities for production of calcium bromide, sodium bromide and hydrogen bromide in Safi, Jordan with Albemarle's joint-venture partner, The Arab Potash Company Limited. The Company continued its expansion of brine field and bromine capacities at the Company's Magnolia, Arkansas, facility that it started in 1995. The result of the current phase of the program will be an approximate 36% bromine production capacity increase over 1995 year end.

UV curing business, acquired by acquisition in 2001, includes a complete line of additives (initiators, synergists, and inhibitors) supporting primarily the printing and laminates markets. This industry is rapidly growing (8%-10%) as UV cured coatings provide a more environmentally friendly coating solution than solvent based coatings.

The Company's subsidiary, Albemarle PPC ("APPC"), operates a plant in Thann, France. APPC is one of the world's largest producers of organic and inorganic brominated compounds used mainly in pharmaceutical, photographic and agricultural chemical intermediates. APPC also operates an electrolysis unit to produce high-purity caustic potash and potassium carbonate used in the glass, water treatment, cleaning product and food industries. APPC strengthens the Company's position in Fine Chemicals and provides additional manufacturing capabilities in Europe.

In Polymer Chemicals' product lines, most of the Company's plants operated at considerably lower capacity utilization in 2001 than during 2000; however, the aluminum alkyls plants operated at rates similar to 2000. In the Fine Chemicals' product lines, most plants operated at somewhat lower rates in 2001 than during 2000, with the exception of the ibuprofen and inorganic bromides plants, which operated near capacity.

The Company operates on a worldwide basis with (i) manufacturing plants located in France, Germany and the United Kingdom, in addition to facilities in the United States, and has interest in certain joint venture production facilities in Japan, Peoples Republic of China and Austria, (ii) offices and distribution terminals in Belgium, France, Japan and Singapore, as well as the United States and (iii) offices in Shanghai and Beijing, China. The Company does not believe it has significant assets in countries in which those assets would be deemed to be exposed to substantial risk. See Note 17, "Operating Segments and Geographic Area Information" of notes to the consolidated financial statements in Item 8 on page 34.

Competition

The Company operates in a highly competitive marketplace, competing against a number of other companies in most of its product lines. Some markets involve a significant number of competitors, while others involve only a few. The competitors of the Company are varied in terms of size, resources and market share. Competition generally is based on product performance and availability, reputation for quality, price and customer service and support. The degree and nature of competition depends on the type of product involved.

In general, the Company competes on the basis of the quality and price of its products as well as customer services by maintaining a broad range of products and by focusing resources on products in which the Company has a competitive advantage. The Company endeavors to improve its reputation for quality products, competitive prices and excellent customer service and support. Competition in connection with the Company's products requires continuing investments in research and development, product and process improvements and specialized customer services. Through research and development, the Company and its subsidiaries continue to seek to increase margins by introducing value-added products and products based on proprietary technologies.

Raw Materials

Raw materials used by the Company include ethylene, potassium chloride, aluminum, ortho-toluidine, bisphenol-A, chlorine, phenol, isobutylene, caustic soda, toluene, diphenyl oxide, alumina trihydrate, dimethlyamine, phthalic anhydride, polystyrene, alpha olefins, maleic anhydride, ethanol, phosphorus, sulfuric acid and nitrogen, as well as electricity and natural gas as fuels, most of which are readily available from numerous suppliers and are purchased or provided under contracts at prices the Company believes are competitive. The Company also produces bromine in Arkansas from its extensive brine reserves supported by an active leasing program. The Company has supply agreements with the Dead Sea Bromine group of companies. The contracts essentially cover the bromine requirements for the production of bromine fine chemicals in the Thann and Port-de-Bouc, France, facilities and provide additional bromine if requested for the Company's other bromine needs. In addition, the Company's affiliate, Martinswerk GmbH ("Martinswerk"), has certain contracts which require Martinswerk to purchase certain minimum annual quantities of aluminum trihydrate from its suppliers. This is expected to continue as the Company or its affiliates expect to continue or expand purchases of aluminum trihydrate.

Major Customers

Due to the diversity of product lines in which the Company competes, no major portion of the Company's overall sales or earnings was generated by one customer nor is the Company overly reliant on contracts with any one public, private or governmental entity, although loss of one or more major customers could have a substantial financial impact.

A number of the Company's customers manufacture products for cyclical industries such as the agricultural, pharmaceutical, automotive, electronics and building and construction industries. As a result, demand for the products of the Company from customers in such industries also is cyclical. Due to the diversity and size of the Company's operations, there is little seasonal variation in revenues or earnings, except for certain agricultural and pharmaceutical products and certain electronics-related flame retardants.

In addition, the profitability of sales of certain of the Company's products depends on the level of industry growth and our plant capacity utilization. In zeolites, our volumes and margins were lower in 2001 versus 2000 due to a new competitor entering the U.S. market. We addressed some of the impact through cost reductions while seeking opportunities to expand into other applications utilizing these assets.

Other Matters

On May 31, 2001, the Company, through its wholly owned subsidiary Albemarle Deutschland GmbH, acquired Martinswerk GmbH, including its manufacturing facilities and headquarters in Bergheim, Germany, and Martinswerk's 50-percent stake in Magnifin Magnesiaprodukte GmbH, which has manufacturing facilities at St. Jakobs/Breitenau, Austria, for approximately $34 million in cash plus expenses and the assumption of approximately $55 million in current and long-term liabilities. The assets acquired and liabilities assumed have been based upon information currently available and on current assumptions as to future operations. The Company is completing the review and determination of the fair values of the other assets acquired and liabilities assumed. The purchase price allocation is expected to be finalized in the second quarter of 2002.

On July 1, 2001, the Company acquired the custom and fine chemicals businesses of ChemFirst Inc. for approximately $79 million in cash, plus the assumption of certain current liabilities and expenses associated with the acquisition. The Asset Purchase Agreement provided for additional contingent consideration payments to ChemFirst not expected to exceed $10 million. The assets acquired included working capital, property, plant and equipment and certain intangibles, including goodwill and technical know-how. The purchase price allocation is expected to be finalized in the second quarter of 2002.

During the fourth quarter of 2001, the Company continued its efforts to reduce operating costs through an involuntary separation program that resulted in a special charge of $2.1 million ($1.3 million after income taxes or 3 cents per share on a diluted basis). The program impacted a total of 26 salaried employees throughout the Company. The Company expects to recover the costs of the reductions in force in approximately one year.

In November, 2001, the Company signed a contract with Cendian Corporation to outsource the Company's global transportation and logistics requirements.

Research and Patents

The Company's research and development ("R&D") efforts support each operating segment. With respect to Polymer Chemicals, the research focus is divided between new and improved flame retardants, polymerization catalysts and new polymer additives and blends. Flame retardant research is targeted to satisfy increasing market needs for performance and quality in products manufactured from polystyrene, acrylonitrilebutadiene-styrene (ABS) and engineered thermoplastics. Catalysts research is targeted to meet the market needs for cost-effective metallocene catalyst systems for the production of improved polyolefin polymers and elastomers. Development efforts are focused on efficiently debottlenecking pilot plant capacity to meet the expected demand for these businesses and to inventory new molecules to meet the expanding needs of our customers. These efforts are expected to continue into 2002 and beyond.

The primary focus of the Company's Fine Chemicals' research program is the development of efficient processes for the manufacture of chemical intermediates and actives for the pharmaceutical and agrichemical industries. Another area of research is the development of biocides for industrial and recreational water treatment and other applications, especially products based on bromine chemistry. These efforts are expected to continue into 2002 and beyond. In addition to the U.S. research facilities in Baton Rouge, Louisiana, Dayton, Ohio, and Tyrone, Pennsylvania, the Company's European businesses are supported by the research and development facilities in Louvain-la-Neuve, Belgium and Bergheim, Germany.

The Company spent approximately $21.9 million, $26.2 million and $34.3 million in 2001, 2000 and 1999, respectively, on research and development, which amounts qualified under the technical accounting definition of research and development. Total R&D department spending for 2001 was about $27.2 million, including $5.3 million related to technical services support to customers and the Company's plants, testing of existing products, quality improvement and environmental studies.

The Company considers patents, licenses and trademarks to be of significance to its businesses. As of December 31, 2001, the Company owned 1,279 active United States and foreign patents, including 61 U.S. patents and 152 foreign patents issued in 2001. The above figures include 7 U.S. patents and 8 foreign patents that were acquired from Martinswerk and 15 U.S. patents and 2 foreign patents that were acquired from ChemFirst Inc. Some of the Company's patents are licensed to others. In addition, rights under the patents and inventions of others have been acquired by the Company through licenses. The Company's patent position is actively managed and is deemed by it to be adequate for the conduct of its business.

Environmental Regulation

The Company maintains and operates manufacturing and distribution facilities and equipment which are used in the Polymer and Fine Chemicals' segments. These are subject to environmental risks and regulations, which are discussed more fully in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading "Environmental Matters" on page 13.

Financial Information as to Industry Segments and Geographic Areas

The Company's operations are substantially all in the chemicals industry. Industry segments and geographic area information for the Company's operations for the three years ended December 31, 2001, is presented in Note 17, "Operating Segments and Geographical Area Information" of the notes to the consolidated financial statements in Item 8 on page 34.

Financial Information about Foreign and Domestic Operations and Export Sales

Financial information about the Company's foreign and domestic operations and export sales for the three years ended December 31, 2001, is set forth in Note 17, "Operating Segments and Geographical Area Information" of the notes to the consolidated financial statements in Item 8 on page 34. Domestic export sales to non-affiliates may be made worldwide but are made primarily in the Asia Pacific region and Europe. Foreign unaffiliated net sales are primarily in Europe, the Middle East, Japan and the Asia Pacific region.

ITEM 2. Properties

The Company's principal executive offices are located at 330 South Fourth Street, Richmond, Virginia, 23219, and its principal operations offices are located at 451 Florida Street, Baton Rouge, Louisiana, 70801. The Company leases its executive offices and operations offices in Richmond, Virginia and Baton Rouge, Louisiana, respectively; and its regional offices in Singapore; Tokyo, Japan; and Shanghai and Beijing, China; as well as various other offices.

The following is a brief description of the principal plants and related facilities of the Company, all of which are owned except as stated below.

Location	Principal Operations
Baton Rouge, Louisiana (2 facilities, one on leased land)	Research and product development activities, and production of flame retardants, catalysts and additives
Bergheim, Germany	Production of flame retardants and specialty products based on aluminum hydroxide and aluminum oxide, and research and product development
Dayton, Ohio (Leased land)	Research, product development and small scale production of fine chemicals
Feluy, Belgium (Leased by BP in 1996 under a 99-year lease but operated for the Company)	Production of aluminum alkyls
Louvain-la-Neuve, Belgium	Regional offices and research and customer technical service activities
Magnolia, Arkansas (South Plant)	Production of flame retardants, bromine, inorganic bromides, agrichemical intermediates and tertiary amines
Magnolia, Arkansas (West Plant)	Production of flame retardants and bromine
Magnolia, Arkansas (East Plant)	Production of bromine
Ninghai County, Zhejiang Province, China (25% joint venture with Ninghai County Jinhai Chemical and Industry Company Limited)	Production of antioxidants and polymer intermediates

Location	Principal Operations
Orangeburg, South Carolina	Production of flame retardants, aluminum alkyls and fine chemicals, including pharmaceutical intermediates, fuel additives, orthoalkylated phenols and polymer modifiers
Pasadena, Texas	Production of aluminum alkyls, alkenyl succinic anhydride, orthoalkylated anilines, zeolite A and other specialty chemicals
Port-de-Bouc, France	Production of flame retardants
Safi, Jordan (50% joint venture with Arab Potash Company)	Production of bromine and derivatives (scheduled to start up in late 2002)
St. Jakobs/Breitenau, Austria (50% joint venture with TILOS Vermogensverwaltrung GmbH, Cologne, Germany and Veitsch-Radex GmbH, Vienna, Austria)	Production of specialty magnesium hydroxide products
Takaishi City, Osaka, Japan (50% joint venture with Mitsui Chemicals, Inc.)	Production of aluminum alkyls
Teesport, United Kingdom	Production of fine chemicals, including emulsifiers, corrosion inhibitors, scale inhibitors and esters
Thann, France	Production of organic and inorganic brominated pharmaceutical intermediates, photographic and agrichemical intermediates, high-purity caustic potash, potassium carbonate and chlorine
Tyrone, Pennsylvania	Production of custom fine chemicals, agricultural intermediates, performance polymer products and research and development

The Company believes that its plants, including planned expansions, will be adequate at projected sales levels for 2002. Operating rates of certain plants vary with product mix and normal seasonal sales swings. The Company believes that its plants generally are well maintained and in good operating condition.

Certain Agreements Between Albemarle and Ethyl Corporation ("Ethyl")

Albemarle and Ethyl entered into agreements, dated as of February 28, 1994, pursuant to which the Company and Ethyl agreed to coordinate certain facilities and services of adjacent operating facilities at plants in Pasadena, Texas and Feluy, Belgium. Effective March 1, 1996, certain of these agreements or portions thereof were transferred to BP as part of the Olefins Business sale. In addition, Albemarle and Ethyl entered into agreements (Ethyl has extended the agreements through February 28, 2014) dated as of February 28, 1994 providing for the blending by Albemarle for Ethyl of certain products and the production of others at the Company's Orangeburg, South Carolina, plant. Also since February 28, 1994, Albemarle has leased certain property from Ethyl in Baton Rouge, Louisiana, which is used by Albemarle as its Process Development Center. Albemarle has extended this lease through February 28, 2014.

Certain Agreements Between Albemarle and MEMC Pasadena, Inc. ("MEMC")

Albemarle and MEMC entered into agreements, dated as of July 31, 1995, and subsequently revised effective May 31, 1997, pursuant to which Albemarle currently provides support services to MEMC at its Pasadena, Texas, plant which consists of facilities for the production of electronic materials products. Effective May 31, 1997, Albemarle supplies certain utilities and services to the MEMC Pasadena plant site pursuant to a utilities and services agreement (the "Utilities and Services Agreement"). All of the utilities and services are supplied at Albemarle's cost plus a percentage fee. Albemarle furnishes certain utilities and services for a minimum of five years from the effective date (May 31, 1997) of the Utilities and Services Agreement, subject to the right of MEMC to terminate any one or more utilities or services on twelve months' notice. Albemarle will make available to MEMC certain other utilities and services for the duration of MEMC's lease of the property upon which the MEMC Pasadena plant site is located.

Certain Agreements Between Albemarle and BP

Albemarle and BP entered into agreements, dated as of March 1, 1996, pursuant to which the Company provides operating and support services, certain utilities and products to BP, and BP provides operating and support services, certain utilities and products to Albemarle.

Pasadena, Texas Agreements

After the Company's sale of the Olefins Business to BP Amoco Chemical Company ("BP") on March 1, 1996, BP owns and operates the linear alpha olefins and synthetic alcohols facilities ("BP Pasadena plant"). Albemarle owns and operates all remaining Albemarle plants ("Albemarle Pasadena plant"). As a result of the sale, Albemarle supplies to the BP Pasadena plant certain utilities and the BP Pasadena plant supplies certain utilities to the Albemarle Pasadena plant. Virtually all of the utilities, services and products supplied by the Albemarle Pasadena plant to the BP Pasadena plant and by the BP Pasadena plant to the Albemarle Pasadena plant, are supplied at the provider's cost plus a percentage fee. Most of the utilities, services and products supplied by Albemarle and BP have an initial term of 10 years, with an automatic extension for an additional 10-year term, unless terminated by either party at the end of the initial term upon two years notice.

With respect to products supplied by Albemarle to BP, and conversely BP to Albemarle, each may terminate the supply of such product to the other on 180 days notice. BP has given Albemarle notice that BP will cease operations of its synthetic alcohols facility in September 2002.

Feluy, Belgium Agreements

After the sale, BP's Belgian affiliate ("BP Belgium") possesses (under a 99-year lease, with certain purchase options) and operates the linear alpha olefins and poly alpha olefin facilities. In addition, BP Belgium possesses (under the same lease) and operates the aluminum alkyls facilities exclusively for Albemarle (term: 10 years—Albemarle has the right to extend for one additional 10-year term). Albemarle supplies aluminum alkyl products to BP Belgium for use in the linear alpha olefins facility (term: 10 years—BP Belgium has the right to extend for one additional 10-year term). The services and products supplied by Albemarle to BP Belgium and by BP Belgium to Albemarle are at the provider's cost plus a percentage fee.

ITEM 3. Legal Proceedings

The Company and its subsidiaries are involved from time to time in legal proceedings of types regarded as common in the Company's businesses, particularly administrative or judicial proceedings seeking remediation under environmental laws, such as Superfund, and products liability litigation.

While it is not possible to predict or determine the outcome of the proceedings presently pending, in the Company's opinion they will not result ultimately in any liability that is likely to have a material adverse effect upon the results of operations or financial condition of the Company and its subsidiaries on a consolidated basis.

ITEM 4. Submission of Matters to a Vote of Security Holders

NONE.

PART II

ITEM 5. Market for the Registrant's Common Equity and Related Stockholder Matters

The Company's common stock is traded on the New York Stock Exchange under the symbol ALB. The market price highs and lows (per the New York Stock Exchange) by quarters for the years 2001 and 2000 are listed below:

	2001		2000	
Quarter	High	Low	High	Low
First	**25.6875**	**21.2000**	21.1250	14.5625
Second	**23.9000**	**21.2000**	23.6875	18.7500
Third	**23.3500**	**16.5000**	26.1250	18.5000
Fourth	**24.7300**	**17.3600**	25.6875	18.6250

There were 45,498,201 shares of common stock held by 5,775 shareholders of record as of December 31, 2001.

During 2001, the quarterly dividend rate was $.13 per share or $.52 per share on an annual basis.

On February 23, 2000, the Company's Board of Directors increased the quarterly dividend rate by 10%, from $.10 per share to $.11 per share, payable April 1, 2000. On October 25, 2000, the Board of Directors increased the quarterly dividend rate an additional 18%, from $.11 per share to $.13 per share, payable January 1, 2001.

Shareholders' equity per share at December 31, 2001, was $13.04, up 7% from $12.20 at December 31, 2000, which was up 15% from $10.62 at December 31, 1999.

ITEM 6. Selected Financial Data

The information for the five years ended December 31, 2001, is contained in the "Five-Year Summary" included in Part IV, Item 14, Exhibit 99 on page 41.

ITEM 7. Management's Discussion and Analysis Of Financial Condition and Results Of Operations

The following financial data and discussion provides an analysis of certain significant factors affecting the results of operations of the Company for years ended December 31, 2001, 2000 and 1999. In addition, a discussion of consolidated financial condition and sources of additional capital is included under a separate heading, "Financial Condition and Liquidity" on page 12.

Some of the information presented in the following discussion may constitute forward-looking comments within the meaning of the Private Securities Litigation Reform Act of 1995. Although the Company believes its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from its expectations. Factors that could cause actual results to differ from expectations include, without limitation, the timing of orders received from customers, the gain or loss of significant customers, competition from other manufacturers, changes in the demand for the Company's products, increases in the cost of the product, changes in the markets in general, fluctuations in foreign currencies and significant changes in new product introductions resulting in increases in capital project requests and approvals leading to additional capital spending.

Results of Operations

Net sales by operating segments for the three years ended December 31, are as follows:

(In Thousands)

Net Sales	2001	2000	1999
Polymer Chemicals	**$461,930**	$500,899	$449,156
Fine Chemicals	**454,969**	416,650	396,769
Segment totals	**$916,899**	$917,549	$845,925

Net Sales

Net sales for 2001 amounted to $916.9 million, down $0.6 million (0.1%), from $917.5 million in 2000. Polymer Chemicals' net sales were down $39.0 million (7.8%), primarily due to lower shipments ($47.0 million) and pricing ($4.2 million), which includes the unfavorable net effects of foreign exchange in flame retardants and lower shipments in catalysts and additives ($25.3 million) offset, in part, by higher net sales of $39.5 million, resulting from the May 31, 2001, acquisition of Martinswerk GmbH. Fine Chemicals' net sales were up $38.3 million (9.2%), due to the Company's May 31, 2001 and July 1, 2001, acquisitions of Martinswerk GmbH and the ChemFirst custom and fine chemicals businesses ($59.4 million) offset, in part, by lower shipments and unfavorable pricing in surface actives (zeolites) and the unfavorable net effects of foreign exchange.

Net sales for 2000 amounted to $917.5 million, up $71.6 million (8.5%), from $845.9 million in 1999. Polymer Chemicals' net sales were up $51.7 million (11.5%), primarily due to higher shipments ($68.1 million) partially offset by lower pricing ($15.8 million) in flame retardants. Fine Chemicals' net sales were up $19.9 million (5.0%), primarily due to higher shipments ($33.5 million) partially offset by lower pricing ($13.1 million) in performance chemicals and pharmachemicals.

Operating Costs and Expenses

Cost of goods sold in 2001 increased $49.5 million (7.7%), from 2000, primarily due to higher costs related to lower utilization of existing plant facilities and the higher costs associated with the Company's acquisitions of Martinswerk GmbH and the ChemFirst custom and fine chemicals businesses, offset, in part, by lower employee-related costs in 2001 resulting from workforce reductions which occurred during 2000 and the favorable effects of foreign exchange transaction gains of approximately $0.5 million in 2001 versus foreign exchange transaction losses of approximately $0.8 million in 2000, with the result that the gross profit margin decreased to 24.1% in 2001 from 29.6% in 2000. Overall, Albemarle's average 2001 raw material costs were comparable to 2000. Energy costs in 2001 were slightly higher than 2000.

Cost of goods sold in 2000 increased $57.1 million (9.7%), from 1999, primarily due to operating costs associated with increased shipments over 1999, higher raw material and energy costs and the unfavorable effects of foreign exchange transaction losses of approximately $0.8 million in 2000 versus foreign exchange transaction gains of approximately $6.0 million in 1999, offset, in part, by improved plant utilization in some flame retardant businesses, and lower employee-related costs in 2000 resulting from workforce reductions which occurred during 1999, with the result that the gross profit margin decreased to 29.6% in 2000 from 30.4% in 1999. Overall, Albemarle's average 2000 raw material costs were significantly higher than 1999. Energy costs in 2000 were significantly higher than 1999 due primarily to higher natural gas pricing.

Selling, general and administrative expenses, combined with research and development expenses ("SG&A") in 2001 decreased $8.6 million (6.6%) from 2000 primarily due to lower employee incentive award costs and the realignment of corporate research and development efforts as well as the benefits of cost reduction efforts, offset, in part, by a $7.9 million increase in recurring selling, general and administrative expenses and research and development expenses associated with acquisitions during 2001. The 2001 decrease in SG&A compares to a decrease of $2.7 million (2.0%) in 2000 from 1999, due primarily to lower employee-related costs in 2000 resulting from workforce reductions which occurred during 1999 and lower outside research and development contracted services in 2000, offset, in part, by higher incentive award costs accrued in 2000 attributable to the Company's improved performance in 2000 versus 1999 and by higher consulting costs. As a percentage of net sales, SG&A were 13.2% in 2001 versus 14.1% in 2000 and 15.6% in 1999.

Operating Profit

Operating profit by operating segments for the three years ended December 31, are as follows:

(In Thousands)

Operating Profit	2001	2000	1999
Polymer Chemicals	**$ 59,691**	$103,817	$ 73,083
Fine Chemicals	**61,466**	70,736	60,187
Corporate and other expenses	**(22,707)**	(24,391)	(19,144)
Totals	**$ 98,450**	$150,162	$114,126

The Company's operating profit in 2001, including a 2001 workforce reduction charge of $2.1 million, decreased $51.7 (34.4%) from 2000 primarily due to lower shipments, the effects of lower utilization of existing plant facilities and the negative net effects of foreign exchange in the Company's European and Asia Pacific regions versus 2000, offset, in part, by an increase in operating profit associated with the Company's acquisitions of Martinswerk GmbH and the ChemFirst custom and fine chemicals businesses. The operating profit decrease in 2001 versus 2000 was also impacted by the net effect of 2000 special items consisting of a one-time $15.0 million noncash pension settlement gain ("pension settlement gain") and a workforce reduction charge of $6.9 million. Excluding special items in the 2001 and 2000 periods, 2001 operating profit decreased $41.5 million from 2000. Albemarle's average 2001 raw material costs were comparable to the 2000 period while energy costs were slightly higher than the 2000 period. SG&A decreased $8.6 million (6.6%) from 2000 primarily due to lower employee incentive award costs and the realignment of corporate research and development efforts as well as the benefits of cost reduction efforts, offset, in part, by a $7.9 million increase in recurring selling, general and administrative expenses and research and development expenses associated with the acquisitions during 2001.

Polymer Chemicals' operating results decreased $44.1 million (42.5%) primarily due to lower shipments in flame retardants ($18.7 million) and catalyst and additives ($12.2 million), the effects of lower utilization of existing plant facilities, net of lower spending ($10.1 million) and the unfavorable results of foreign exchange ($7.0 million) offset, in part, by the impact of the acquisition of Martinswerk GmbH ($4.7 million) in 2001 versus 2000. Polymer Chemicals' operating results for 2000 included allocations for a pension settlement gain of $5.5 million and a workforce reduction charge of $3.1 million. Excluding the special items in 2001 and 2000, Polymer Chemicals' operating results for 2001 decreased $41.4 million (40.8%) from the corresponding period in 2000.

Fine Chemicals' operating results decreased $9.3 million (13.1%) primarily due to lower shipments and lower pricing in surface actives (zeolites) and the unfavorable results of foreign exchange ($1.6 million) offset, in part, by improved performance in agrichemicals and pharmachemicals ($11.9 million) as well as the impact of the acquisitions of Martinswerk GmbH and the ChemFirst custom and fine chemicals businesses. Fine Chemicals' operating results for 2000 included allocations of a pension settlement gain of $5.7 million and a workforce reduction charge of $3.1 million. Excluding the special items in 2001 and 2000, Fine Chemicals' operating results for 2001 decreased $6.6 million (9.7%) from the corresponding period in 2000.

Corporate and other expenses in 2001, which included a charge of $1.5 million related to the fourth quarter workforce reduction, decreased $1.7 million (6.9%) versus 2000, primarily due to lower employee incentive award costs and the benefit of cost reduction efforts in 2001. Corporate and other expenses for 2000 included higher incentive award costs, higher consulting costs, and a $.7 million workforce-reduction charge in 2000, offset, in part, by the allocation of $3.8 million related to the pension settlement gain. Excluding the workforce reduction charges in both periods and the pension settlement gain in 2000, corporate and other expenses decreased $6.5 million (23.6%) in 2001.

The Company's operating profit in 2000, including special items consisting of a one-time $15.0 million noncash pension settlement gain and a 2000 workforce reduction charge of $6.9 million, increased $36.0 million (31.6%) from 1999 primarily due to higher net sales. The operating profit increase in 2000 versus 1999 was also impacted by the write off of certain excess flame retardant plant assets ($7.7 million) in the 1999 period as well as the unfavorable effects of foreign exchange of $6.8 million in 2000 versus 1999. Albemarle's average 2000 raw material costs were significantly higher than 1999. 2000 energy costs were also significantly higher than 1999 due primarily to higher natural gas pricing. SG&A decreased $2.7 million (2.0%) in 2000 versus the 1999 period due primarily to lower employee related costs resulting from workforce reductions during 1999 and lower research and development core technology charges in 2000, offset, in part, by higher incentive award costs accrued in 2000 attributable to the Company's improved performance in 2000 versus 1999 and by higher consulting costs.

Polymer Chemicals' operating results, including allocations of $5.5 million relating to the pension settlement gain and a $3.1 million 2000 workforce-reduction charge, increased $30.7 million (42.1%) primarily due to higher shipments and improved plant utilization in flame retardants and lower research and development core technology charges, offset, in part, by higher raw material and energy costs, lower sales prices ($16.8 million) and the unfavorable effects of foreign exchange ($4.5 million) in 2000 versus 1999. The improvement in Polymer Chemicals' operating profit in 2000 versus 1999 was also impacted by the write off of certain excess flame retardant plant assets ($7.7 million) in the 1999 period.

Fine Chemicals' operating results, including allocations of $5.7 million relating to the pension settlement gain and a $3.1 million 2000 workforce-reduction charge, increased $10.5 million (17.5%) primarily due to higher shipments in performance chemicals and pharmachemicals and lower research and development core technology charges, offset, in part, by higher raw material and energy costs, lower sales prices ($8.4 million) and the unfavorable effects of foreign exchange ($4.2 million) in 2000 versus 1999.

Corporate and other expenses increased $5.2 million in 2000 versus 1999, primarily due to higher incentive award costs accrued in 2000 attributable to the Company's improved performance in 2000 versus 1999, higher consulting costs, and a $.7 million workforce-reduction charge in 2000, offset, in part, by the allocation of $3.8 million related to the pension settlement gain. (See Note 17, "Operating Segments and Geographic Area Information" of the notes to the consolidated financial statements in Item 8 on page 34.)

Interest and Financing Expenses and Other Income

Interest and financing expenses in 2001 decreased $0.5 million from 2000 and decreased $2.4 million in 2000 from 1999. 2001 interest and financing expenses were significantly impacted by an overall lower average interest rate for the year versus 2000 despite higher average debt outstanding during 2001. The higher debt in 2001 was associated with the two acquisitions during the year; whereas there was lower average debt outstanding partially offset by a higher interest rate in 2000 compared to 1999. Other income, net increased to $4.3 million in 2001 from $3.3 million in 2000. Other income, net, increased to $3.3 million in 2000 from $0.9 million in 1999 primarily due to earnings from investments (See Note 1, "Summary of Significant Accounting Policies—Investments" of the notes to the consolidated financial statements in Item 8 on page 20).

Gain on Sale of Investment

In May 1999, the Company sold all of its 58,394,049 common shares of Albright & Wilson plc ("Albright & Wilson"), a United Kingdom chemicals company, that were acquired in March 1999, as part of its friendly tender offer for Albright & Wilson, for an aggregate consideration of $157.6 million, resulting in a gain of $22.1 million ($14.4 million after income taxes or 30 cents per share on a diluted basis), net of transaction expenses. The net proceeds from the sale of the common shares were primarily used to pay down debt under the Company's existing Credit Agreement.

Income Taxes

Income taxes in 2001 decreased $16.7 million (36.5%) compared to 2000 due primarily to lower pre-tax income. 2000 income taxes increased $5.8 million (14.6%) compared to 1999 due primarily to higher pre-tax income in 2000. The effective tax rate for 2001 was 29.9%, which was down from 31% in 2000 and 1999.

See Note 12, "Income Taxes" of the notes to the consolidated financial statements in Item 8 on pages 30 and 31 for details of changes in effective income tax rates.

2002 Outlook

We believe that 2002 will be another challenging year for us with business starting rather slowly as world events stabilize and the global economy continues to recover from the malaise that has carried over from 2001. Many of our customers' end uses, most notably in the electronics and the polymers markets, have suffered from a slowdown in consumer demand throughout 2001 and into 2002. We expect to see market conditions remaining very difficult in the first half of this year and we hope for a pick-up in demand in the latter half of 2002. Energy and raw material costs in 2001 declined throughout the year and appear, at this time [early 2002] to have reached a bottom which could allow us favorable cost opportunities in most of our businesses this year. We have a concern that the strong dollar, especially against the weaker Japanese yen, could have a significant negative impact, especially in our flame retardants business where the Japanese market is an important one. We expect that benefits from our Martinswerk and ChemFirst custom and fine chemicals businesses acquisitions will continue as we build on the successful integration of both operations into our ongoing businesses. In addition, we expect that an agreement with Atofina Chemicals, Inc. ("Atofina") in forming an organotin intermediates joint venture, should be completed by the second quarter of 2002. Our acquisitions and joint ventures provide business diversification and leverage in our current business and technology. We remain hopeful that we will be successful with additional acquisitions or joint ventures this year.

In Polymer Chemicals, pricing in flame retardants continues to be a concern as long as we have soft demand and excess supply in the marketplace. Consequently, we expect downward price pressure to continue. In tetrabrom, one of our large volume flame retardant products, we estimate the industry is currently operating at about 70% of existing capacity, accordingly, we have elected to delay the start up of our tetrabrom joint venture plant in Jordan that was initially planned in fourth-quarter 2002. We believe this is the prudent thing to do given the weakness in demand, however, we have all the equipment for this plant either in Jordan or on order, so we have the ability to bring this plant on line in six to nine months if market conditions dictate it's needed. We are enjoying the diversification benefits from the halogen-free flame retardant products added through our Martinswerk acquisition and our joint ventures, e.g., PolymerAdditives.com. The markets for these mineral flame retardants products are not as closely tied to electronics as is our brominated line.

In our organometallics area, specifically in new catalysts, we are optimistic that we will see growth as the polyolefin producers commercialize new generation products which will utilize our strong technical and manufacturing position in single site activators. In our base business, we are assessing the impact of a customer's decision to discontinue certain of its products that utilize aluminum alkyls.

Overall for Polymer Chemicals, we believe we have done a good job of coping with the various challenges in 2001 using effective business and cost management and in 2002, we will continue our tight control, stay focused on our strategies and keep our customers satisfied.

In Fine Chemicals, 2001 was a very good year, exceeding expectations in many areas. A portfolio approach to our fine chemicals business helped offset generally negative economic trends. Strategic implementation of our Fine Chemistry Services business (formed from the ChemFirst custom and fine chemicals businesses acquisition) began yielding results in building our new products pipeline; the number of opportunities that customers in the life sciences arena are bringing to us for evaluation and development encourages us, however, we recognize this will be a long-term process.

A number of important initiatives will continue to improve our Fine Chemicals profitability in 2002. First, we will continue to globalize our ibuprofen business and benefit from investments in quality improvement, cost reduction and plant expansion projects. Second, we are beginning the implementation of a five-fold program that we anticipate will improve the return on our naproxen business. Third, we are working to gain real market synergy in the agrichemicals market. Fourth, we are continuing to expand our bromine-based water treatment business into both the recreational and industrial markets (a small business today, growing at double-digit rates). The start-up of our Jordan joint venture bromine and derivatives plant at the end of this year will facilitate entry into new global bromine fine chemical markets. Preservation of low-cost bromine supply is strategically very important to our future.

We were pleased with the performance of our Fine Chemicals' business in 2001. We plan to continue in 2002 to expand our pharmaceutical and agrichemicals businesses on a global basis and are working to populate our pipeline of new products primarily from the life sciences sector. We are also continuing to work on a variety of cost reduction and profit improvement initiatives and will continue to navigate through a large array of acquisition opportunities for those deals that make sense for us financially as well as strategically.

Financial Condition and Liquidity

Cash and cash equivalents at December 31, 2001 were $30.6 million, which represents an increase of $11.3 million from $19.3 million at year-end 2000.

Cash provided from operating activities was $144.0 million which together with $128.2 million of proceeds from borrowings were used to cover operating activities in 2001, including an increase in working capital of $4.5 million (excluding foreign currency translation), and acquire Martinswerk and the custom and fine chemicals businesses of ChemFirst Inc., fund capital expenditures, repay $54.1 million of long-term debt, pay quarterly dividends to common shareholders, fund the Company's additional investment in joint ventures, purchase 417,505 shares of the Company's common stock for $7.6 million and increase year-end cash and cash equivalents by $11.3 million.

Cash and cash equivalents at December 31, 2000 were $19.3 million, which represented a decrease of $29.3 million from $48.6 million at year-end 1999.

Cash provided from operating activities was $155.1 million which together with $29.3 million of existing cash and cash equivalents and $19.8 million of proceeds from borrowings were used to cover operating activities in 2000, including an increase in working capital of $7.7 million (excluding foreign currency translation), repay $79.5 million of long-term debt, fund capital expenditures, acquire the Ferro Corporation's PYRO-CHEK® Flame Retardant business, pay quarterly dividends to common shareholders and purchase 574,091 shares of the Company's common stock for $9.8 million.

The Company anticipates that cash provided from operating activities in the future will be sufficient to cover its operating expenses, debt service obligations, dividend payments to common shareholders and to fund most, if not all, of its capital expenditures.

The noncurrent portion of the Company's long-term debt amounted to $12.4 million at December 31, 2001, compared to $97.7 million at the end of 2000. At December 31, 2000, the Company had the ability to refinance its borrowings under uncommitted credit lines with domestic financial institutions and foreign banks with borrowings under its Competitive Advance and Revolving Credit Facility Agreement ("Credit Agreement") which matures on September 29, 2002, therefore, these amounts were classified as long-term debt. At December 31, 2001, these amounts are reflected in the accompanying financial statements on page 15 as current debt. All uncommitted credit lines will resume being reflected as long-term debt as soon as the new credit agreement is in place.

The Company's total long-term debt, including the current portion, as a percentage of total capitalization at December 31, 2001, was approximately 22.3%. In addition, the Company has commitments, in the form of guarantees, for 50% of the loan amounts outstanding (which at December 31, 2001, amounted to $7.4 million) from time to time of its 50%-owned joint venture company, Jordan Bromine Company Limited ("JBC"). JBC entered into the loan agreements in 2000 to finance construction of certain bromine and derivatives manufacturing facilities on the Dead Sea. The Company's total loan guarantee commitment for JBC is 50% of the total loan agreements, which could amount to $73 million if JBC makes all of its allowable draws.

The Company, at December 31, 2001, had the flexibility to borrow up to a total of $500 million ($125 million outstanding at December 31, 2001) under its Credit Agreement.

The Credit Agreement contains certain covenants typical for a credit agreement of its size and nature, including financial covenants requiring the Company to maintain consolidated indebtedness (as defined) of not more than 60% of the sum of the Company's consolidated shareholders' equity (as defined) and consolidated indebtedness. The amount and timing of any borrowings will depend on the Company's specific cash requirements. The Company is currently meeting with financial institutions and is confident that it will enter into another long-term credit agreement before September 29, 2002, with terms comparable to its existing Credit Agreement.

The Company's foreign currency translation adjustments, net of related deferred taxes, included in accumulated other comprehensive (loss) income in the consolidated statement of changes in shareholders' equity on page 17 at December 31, 2001, increased from December 31, 2000, primarily due to the weakening of foreign currencies against the U.S. dollar.

Capital expenditures in 2001 of $49.9 million were lower than the 2000 level of $52.2 million. The Company's capital spending program is expected to be in the $45-$55 million range over the next few years, with expenditures expected to expand capacities at existing facilities to support an expected increase in sales. Capital spending for environmental and safety projects is expected to be more than the current year. Future capital spending is expected to be financed primarily with cash provided from operating activities, with the balance, if necessary, provided by additional debt. The Company continues to evaluate potential acquisitions of facilities and/or businesses, particularly in areas where our know-how adds value.

Contractual obligations for plant construction, purchases of equipment, unused lines of credit and various take or pay and throughput agreements amounted to approximately $85,323 and $65,592 at December 31, 2001 and 2000, respectively.

Environmental Matters

The Company is subject to federal, state, local and foreign requirements regulating the handling, manufacture and use of materials (some of which may be classified as hazardous or toxic by one or more regulatory agencies), the discharge of materials into the environment and the protection of the environment. To the Company's knowledge, it is currently complying with and expects to continue to comply in all material respects with existing environmental laws, regulations, statutes and ordinances. Such compliance with federal, state, local and foreign environmental protection laws is not expected to have in the future a material effect on earnings or the competitive position of Albemarle.

Among other environmental requirements, the Company is subject to the federal Superfund law, and similar state laws, under which the Company may be designated as a potentially responsible party ("PRP") and may be liable for a share of the costs associated with cleaning up various hazardous waste sites. Management believes that in most cases, the Company's participation is de minimis. Further, almost all such sites represent environmental issues that are quite mature and have been investigated, studied and in many cases settled by the Company or its predecessor company. In de minimis PRP matters, the Company's policy generally is to negotiate a consent decree and to pay any apportioned settlement, enabling the Company to be effectively relieved of any further liability as a PRP, except for remote contingencies. In other than de minimis PRP matters, the Company's records indicate that unresolved exposures should be immaterial. The Company accrues and expenses its proportionate share of PRP costs. Because management has been actively involved in evaluating environmental matters, the Company is able to conclude that the outstanding environmental liabilities for unresolved PRP sites should not be material to operations.

The Company's environmental and safety operating costs charged to expense were approximately $14.4 million in 2001 versus approximately $12.2 million in 2000 and $13.6 million in 1999, excluding depreciation of previous capital expenditures, and are expected to be in the same range in the next few years. Costs for remediation have been accrued and payments related to sites are charged against accrued liabilities, which at December 31, 2001, totaled approximately $30.2 million, up $18.7 million, from December 31, 2000, primarily due to the May 31, 2001, acquisition of Martinswerk GmbH, Bergheim, Germany, in which the Company assumed approximately $16.7 million of additional government regulated environmental liabilities as a part of the purchase price.

There is a reasonable possibility that future remediation costs in excess of amounts already recorded could be up to $9.7 million before income taxes. However, the Company believes that most of the amount it may be required to pay in connection with environmental remediation matters in excess of the amounts recorded should occur over a period of time and should not have a material adverse impact on its financial condition or results of operations, but could have a material adverse impact in a particular quarterly reporting period.

Capital expenditures for pollution-abatement and safety projects for the Company, including such costs that are included in other projects, were approximately $2.6 million, $4.2 million and $4.0 million in 2001, 2000 and 1999, respectively. For each of the next few years, capital expenditures for these types of projects are likely to be more than current year expenditures. Management's estimates of the effects of compliance with governmental pollution-abatement and safety regulations are subject to (i) the possibility of changes in the applicable statutes and regulations or in judicial or administrative construction of such statutes and regulations, and (ii) uncertainty as to whether anticipated solutions to pollution problems will be successful, or whether additional expenditures may prove necessary.

New Accounting Pronouncements

On January 1, 2001, the Company adopted Financial Accounting Standards Board's Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company's transition adjustment and related cumulative effect of a change in accounting principle relating to the adoption of SFAS No. 133 did not have a material effect on the financial position or results of operations in 2001. In connection with the adoption of SFAS No. 133, the Company elected not to utilize hedge accounting for then existing derivatives. Consequently, changes in the fair value of derivatives will be recognized in the Company's statement of operations.

In July 2001, the Company adopted SFAS No. 141, "Business Combinations." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and establishes specific criteria for the recognition of intangible assets separately from goodwill. The adoption of SFAS No. 141 did not have a material impact on the Company's financial statements.

Also during July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 eliminates the amortization of goodwill and instead requires a periodic review of any goodwill balance for possible impairment. SFAS No. 142 also requires that goodwill be allocated at the reporting unit level. The statement is effective for years beginning after December 15, 2001. The Company will discontinue amortization of goodwill as of January 1, 2002 for financial reporting purposes, and will comply with periodic impairment test procedures. Assuming the statement had been implemented by the Company on January 1, 1999, net income and diluted earnings per share would have been $69.3 million, $102.7 million and $89.7 million and $1.49, $2.20 and $1.89, respectively for the years ended December 31, 2001, 2000 and 1999, respectively.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and related asset retirement costs. SFAS No. 143 is effective for financial statements with fiscal years beginning after June 15, 2002. This Statement is not expected to have a material impact on the Company's financial statements.

During October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for financial statements with fiscal years beginning after December 15, 2001. This Statement is not expected to have a material impact on the Company's financial statements.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

In the normal course of operations, the Company is exposed to changes in financial market conditions due to the denomination of its business transactions in diverse foreign currencies and the Company's ongoing manufacturing and funding activities. As a result, future earnings, cash flows and fair values of assets and liabilities are subject to uncertainty. The Company has established policies, procedures and internal processes governing its management of uncertain market conditions, and uses both operational and financial market actions in its risk management activities, which include the use of derivative instruments. The Company does not use derivative instruments for trading purposes. The Company only enters into derivative contracts based on economic analysis of underlying exposures anticipating that adverse impacts on future earnings, cash flows and fair values due to fluctuations in foreign currency exchange rates will be offset by the proceeds from and changes in fair value of the derivative instruments. The Company does not hedge its exposure to market risks in a manner that completely eliminates the effects of changing market conditions on earnings, cash flows and fair values.

Short-term exposures to changing foreign currency exchange rates are primarily due to operating cash flows denominated in foreign currencies. The Company covers certain known and anticipated operating exposures by using forward contracts.

The primary currencies for which the Company has foreign currency exchange rate exposure are the euro, Japanese yen, British pound sterling and the U.S. dollar (in certain of its foreign locations). In response to the greater fluctuations in foreign currency exchange rates in recent periods, the Company has increased the degree of risk management activities to minimize their impact on earnings of future periods.

The Company's financial instruments, subject to foreign currency exchange risk, consist of foreign currency forward contracts and represented a net asset position of $0.1 million at December 31, 2001. The Company conducted a sensitivity analysis on the fair value of its foreign currency hedge portfolio assuming instantaneous 10% changes in foreign currency exchange rates from their levels as of December 31, 2001, with all other variables held constant. A 10% appreciation of the U.S. dollar against foreign currencies would result in an increase of $0.1 million in the fair value of foreign currency exchange hedging contracts. A 10% depreciation of the U.S. Dollar against foreign currencies would result in a decrease of $0.2 million in the fair value of foreign currency exchange hedging contracts.

The sensitivity in fair value of the foreign currency hedge portfolio represents changes in fair values estimated based on market conditions as of December 31, 2001, without reflecting the effects of underlying anticipated transactions.

When those anticipated transactions are realized, actual effects of changing foreign currency exchange rates could have a material impact on earnings and cash flows in future periods.

ITEM 8. Financial Statements and Supplementary Data

CONSOLIDATED BALANCE SHEETS

(In Thousands of Dollars Except Share Data)

December 31	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 30,585	$ 19,300
Accounts receivable, less allowance for doubtful accounts (2001—$4,193; 2000—$2,119)	175,160	174,297
Inventories:		
Finished goods	114,337	79,143
Raw materials	19,551	10,804
Stores, supplies and other	25,773	17,471
	159,661	107,418
Deferred income taxes and prepaid expenses	18,255	14,139
Total current assets	383,661	315,154
Property, plant and equipment, at cost	1,425,203	1,326,534
Less accumulated depreciation and amortization	895,531	836,460
Net property, plant and equipment	529,672	490,074
Prepaid pension assets	128,195	111,537
Other assets and deferred charges	56,199	42,583
Goodwill and other intangibles net of amortization	31,748	22,455
Total assets	$1,129,475	$ 981,803
Liabilities And Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 63,559	$ 72,296
Long-term debt, current portion	157,862	299
Accrued expenses	59,978	56,932
Dividends payable	5,915	5,956
Income taxes payable	16,523	6,633
Total current liabilities	303,837	142,116
Long-term debt	12,353	97,681
Other noncurrent liabilities	120,269	83,496
Deferred income taxes	99,714	99,603
Commitments and contingencies (Note 10)		
Shareholders' equity:		
Common stock, $.01 par value (authorized 150,000,000 shares) issued and outstanding—45,498,201 in 2001 and 45,823,743 in 2000	455	458
Additional paid-in capital	51,025	57,223
Accumulated other comprehensive loss	(18,453)	(14,688)
Retained earnings	560,275	515,914
Total shareholders' equity	593,302	558,907
Total liabilities and shareholders' equity	$1,129,475	$ 981,803

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(In Thousands Except Per-Share Amounts)

Years Ended December 31	**2001**	2000	1999
Net sales	**$916,899**	$917,549	$845,925
Cost of goods sold	**695,564**	646,086	588,983
Gross profit	**221,335**	271,463	256,942
Special items	**2,051**	(8,134)	10,692
Selling, general and administrative expenses	**98,915**	103,234	97,836
Research and development expenses	**21,919**	26,201	34,288
Operating profit	**98,450**	150,162	114,126
Interest and financing expenses	**(5,536)**	(5,998)	(8,379)
Gain on sale of investment in Albright & Wilson stock, net	**—**	—	22,054
Other income, net	**4,282**	3,337	937
Income before income taxes	**97,196**	147,501	128,738
Income taxes	**29,029**	45,725	39,909
Net income	**$ 68,167**	$101,776	$ 88,829
Basic earnings per share	**$ 1.49**	$ 2.22	$ 1.89
Shares used to compute basic earnings per share	**45,766**	45,882	46,889
Diluted earnings per share	**$ 1.47**	$ 2.18	$ 1.87
Shares used to compute diluted earnings per share	**46,524**	46,606	47,513
Cash dividends declared per share of common stock	**$ .52**	$ .46	$ .40

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In Thousands of Dollars Except Share Data)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total Share-holders' Equity
	Shares	Amounts				
Balance at January 1, 1999	47,008,283	$470	$ 78,724	$ 7,360	$365,113	$451,667
Comprehensive Income:						
Net income for 1999					88,829	88,829
Foreign currency translation (net of deferred tax benefit of $9,735)				(16,555)		(16,555)
Other (net of deferred taxes of $104)				182		182
Total comprehensive income						72,456
Cash dividends declared for 1999					(18,731)	(18,731)
Exercise of stock options and SARs	48,756		646			646
Shares purchased and retired	(857,400)	(8)	(15,466)			(15,474)
Balance at December 31, 1999	46,199,639	462	63,904	(9,013)	435,211	490,564
Comprehensive income:						
Net income for 2000					101,776	101,776
Foreign currency translation (net of deferred tax benefit of $3,803)				(6,680)		(6,680)
Other (net of deferred taxes of $573)				1,005		1,005
Total comprehensive income						96,101
Cash dividends declared for 2000					(21,073)	(21,073)
Exercise of stock options and SARs	132,045	1	2,060			2,061
Shares purchased and retired	(574,091)	(5)	(9,793)			(9,798)
Issuance of restricted stock	66,150		1,052			1,052
Balance at December 31, 2000	45,823,743	458	57,223	(14,688)	515,914	558,907
Comprehensive income:						
Net income for 2001					**68,167**	**68,167**
Foreign currency translation (net of deferred tax benefit of $2,019)				**(3,538)**		**(3,538)**
Other (net of deferred tax benefit of $129)				**(227)**		**(227)**
Total comprehensive income						**64,402**
Cash dividends declared for 2001					**(23,806)**	**(23,806)**
Exercise of stock options and SARs	**68,809**	**1**	**935**			**936**
Shares purchased and retired	**(417,505)**	**(4)**	**(7,581)**			**(7,585)**
Issuance of restricted stock	**23,154**		**448**			**448**
Balance at December 31, 2001	**45,498,201**	**$455**	**$ 51,025**	**$(18,453)**	**$560,275**	**$593,302**

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of Dollars)

Years Ended December 31	**2001**	2000	1999
Cash and cash equivalents at beginning of year	**$ 19,300**	$ 48,621	$ 21,180
Cash flows from operating activities:			
Net income	**68,167**	101,776	88,829
Adjustments to reconcile net income to cash flows from operating activities:			
Depreciation and amortization	**77,610**	73,750	75,750
Increase in prepaid pension assets	**(16,658)**	(13,436)	(9,714)
Deferred income taxes	**3,517**	13,405	(2,887)
Noncash pension settlement gain	**—**	(14,990)	—
Gain on sale of investment in Albright & Wilson stock, net	**—**	—	(22,054)
Write off of plant facilities	**—**	—	7,706
Change in assets and liabilities, net of effects of the purchase of businesses:			
Decrease (increase) in accounts receivable	**22,098**	(22,759)	(10,775)
Decrease in inventories	**2,094**	3,423	12,548
(Decrease) increase in accounts payable	**(20,884)**	11,215	18,503
Increase in accrued expenses and income taxes	**1,225**	445	4,963
Other, net	**6,796**	2,238	1,428
Net cash provided from operating activities	**143,965**	155,067	164,297
Cash flows from investing activities:			
Capital expenditures	**(49,903)**	(52,248)	(77,569)
Acquisition of businesses, net of cash acquired	**(113,245)**	(35,006)	—
Investments in joint ventures and nonmarketable securities	**(12,370)**	(10,733)	(7,791)
Cost of securities available for sale	**—**	—	(135,462)
Proceeds from sale of securities available for sale	**—**	—	157,516
Other, net	**(217)**	800	(2,562)
Net cash used in investing activities	**(175,735)**	(97,187)	(65,868)
Cash flows from financing activities:			
Proceeds from borrowings	**128,230**	19,786	135,060
Repayments of long-term debt	**(54,091)**	(79,492)	(169,758)
Dividends paid	**(23,844)**	(19,752)	(18,797)
Purchases of common stock	**(7,585)**	(9,798)	(15,474)
Other, net	**862**	1,313	646
Net cash provided from (used in) financing activities	**43,572**	(87,943)	(68,323)
Net effect of foreign exchange on cash and cash equivalents	**(517)**	742	(2,665)
Increase (decrease) in cash and cash equivalents	**11,285**	(29,321)	27,441
Cash and cash equivalents at end of year	**$ 30,585**	$ 19,300	$ 48,621

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands of Dollars Except for Share Data and Per-Share Amounts)

NOTE 1—Summary of Significant Accounting Policies:

Basis of Presentation

The consolidated financial statements include the accounts and operations of Albemarle Corporation and all of its wholly-owned subsidiaries ("the Company" or "Albemarle"). The Company consolidates all majority-owned and controlled subsidiaries and applies the equity method of accounting for investments between 20% and 50% owned. All significant intercompany accounts and transactions are eliminated in consolidation.

Estimates and Reclassifications

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Certain amounts in the accompanying notes to the consolidated financial statements have been reclassified to conform to the current presentation.

Revenue Recognition

Sales revenue is recognized when (1) ownership and all rewards and risks of loss have been transferred to the buyer, (2) the price is fixed and determinable and (3) collectibility is reasonably assured. Revenue from services is recognized when costs of providing services are incurred.

Cash and Cash Equivalents

Cash and cash equivalents in the accompanying consolidated financial statements consist of cash and time deposits of the Company. Time deposits of 90 days or less are stated at cost, which approximates market value.

Inventories

Inventories are stated at the lower of cost or market, with cost determined on the last-in, first-out ("LIFO") basis for substantially all domestic inventories except stores and supplies, and on either the weighted-average or first-in, first-out cost basis for other inventories.

Property, Plant and Equipment

Accounts include costs of assets constructed or purchased, related delivery and installation costs and interest incurred on significant capital projects during their construction periods. Expenditures for renewals and betterments also are capitalized, but expenditures for repairs and maintenance are expensed as incurred. The cost and accumulated depreciation applicable to assets retired or sold are removed from the respective accounts, and gains or losses thereon are included in income. Depreciation is computed primarily by the straight-line method based on the estimated useful lives of the assets.

The Company evaluates historical and expected undiscounted operating cash flows of the related business units or fair value of property, plant and equipment to determine the future recoverability of any property, plant and equipment recorded. For purposes of determining these evaluations, undiscounted cash flows are grouped at levels which management uses to operate the business, which in some cases include businesses on a worldwide basis. Recorded property, plant and equipment is reevaluated on the same basis at the end of each accounting period whenever any significant permanent changes in business or circumstances have occurred which might impair recovery.

During 1999, the Company recorded asset write-downs of approximately $7,706 in connection with its ongoing review of its Polymer Chemicals operating segment. These charges were recorded as a component of cost of goods sold in the Company's statement of operations and are described in detail as follows. During the fourth quarter of 1999, $2,925 of deferred engineering costs, incurred in connection with the planned construction of a flame-retardant plant, were written off since it was decided not to proceed with the proposed plant. The assets were written-off as the fair value of the assets were deemed to be zero. During the third quarter of 1999, the remaining net book value of certain flame retardant production assets, totaling $2,381, were taken out of service and written off due to the earlier than anticipated start-up of new replacement production assets. During the second quarter of 1999, the remaining net book value of certain flame retardant production assets, totaling $2,400, were idled and written off due to changes in customer demand for the flame-retardant product and a determination that the assets had a fair value of zero.

The costs of brine wells, leases and royalty interests are primarily amortized over the estimated average life of the well. On a yearly basis for all wells, this approximates a unit-of-production method based upon estimated reserves and production volumes.

(In Thousands of Dollars Except for Share Data and Per-Share Amounts)

Investments

The Company's investments in joint ventures and nonmarketable securities amounted to $39,944 and $26,416 at December 31, 2001 and 2000, respectively. At December 31, 2001, the Company's equity interest in 8 joint ventures and 5 nonmarketable securities amounted to $31,941 and $8,003, respectively. The Company's investment in any single investee is less than $15,000 and is accounted for under the equity method. The Company's share of the investee's (losses) earnings included in the consolidated statement of operations as a component of other income, net totaled ($645), $1,339 and ($1,017) for the years ended December 31, 2001, 2000 and 1999, respectively.

Investments in marketable equity securities at December 31, 2001 and 2000, are accounted for as available-for-sale securities, with changes in fair value included in "accumulated other comprehensive (loss) income" in the shareholders' equity section of the consolidated balance sheets. The aggregate fair value of these investments totaled $3,743 and $4,200 at December 31, 2001 and 2000, respectively. Net unrealized (losses) gains totaled ($227) and $1,005 at December 31, 2001 and 2000, respectively.

These investments are included in the balance sheets under the caption "Other assets and deferred charges".

Environmental Compliance and Remediation

Environmental compliance costs include the cost of purchasing and/or constructing assets to prevent, limit and/or control pollution or to monitor the environmental status at various locations. These costs are capitalized and depreciated based on estimated useful lives.

Environmental compliance costs also include maintenance and operating costs with respect to pollution prevention and control facilities and other administrative costs. Such operating costs are expensed as incurred.

Environmental remediation costs of facilities used in current operations are generally immaterial and are expensed as incurred.

The Company accrues for environmental remediation costs and post-remediation costs on an undiscounted basis at facilities or off-plant disposal sites that relate to existing conditions caused by past operations in the accounting period in which responsibility is established and when the related costs are estimable. In developing these cost estimates, evaluation is given to currently available facts regarding each site, with consideration given to existing technology, presently enacted laws and regulations, prior experience in remediation of contaminated sites, the financial capability of other potentially responsible parties and other factors, subject to uncertainties inherent in the estimation process. Additionally, these estimates are reviewed periodically, with adjustments to the accruals recorded as necessary.

Goodwill and Other Intangibles

Goodwill and other intangibles consist principally of goodwill, product licenses and patents. Goodwill amounted to $26,704 and $21,485 at December 31, 2001 and 2000, respectively, net of accumulated amortization and effects of foreign currency translation adjustments. Goodwill acquired prior to July 1, 2001 is being amortized on a straight-line basis over periods of 16 to 20 years. Intangible assets ($5,044 and $970 at December 31, 2001 and 2000, respectively, net of accumulated amortization and effects of foreign currency translation adjustments) are amortized on a straight-line basis over periods from three to 17 years. Amortization of goodwill and other intangibles amounted to $2,400, $2,694 and $2,091 for 2001, 2000 and 1999, respectively. As of January 1, 2002, the Company will discontinue amortizing goodwill as required by SFAS No. 142, "Goodwill and Other Intangible Assets." Assuming the statement had been implemented by the Company on January 1, 1999, net income and diluted earnings per share would have been $69,300, $102,700, $89,700 and $1.49, $2.20 and $1.89, respectively for the years ended December 31, 2001, 2000 and 1999, respectively.

Accumulated amortization of goodwill and other intangibles was $21,980 and $19,580 at the end of 2001 and 2000, respectively. The Company evaluates historical and expected undiscounted operating cash flows of the related business units to determine the future recoverability of any goodwill recorded. For purposes of determining these evaluations, undiscounted cash flows are grouped at levels which management uses to operate the business, which in some cases include businesses on a worldwide basis. Recorded goodwill is reevaluated on the same basis at the end of each accounting period whenever any significant, permanent changes in business or circumstances have occurred which might impair recovery.

Research and Development Expenses

The Company-sponsored research and development expenses related to present and future products are expensed currently as incurred.

(In Thousands of Dollars Except for Share Data and Per-Share Amounts)

Pension Plans and Other Postretirement Benefits

Annual costs of pension plans are determined actuarially based on Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 87, "Employers' Accounting for Pensions" ("SFAS No. 87"). The Company's policy is to fund U.S. pension plans at amounts not less than the minimum requirements of the Employee Retirement Income Security Act of 1974 and generally for obligations under its foreign plans to deposit funds with trustees and/or under insurance policies. Annual costs of other postretirement plans are accounted for based on SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." The policy of the Company is to fund post-retirement health benefits for retirees on a pay-as-you-go basis.

Employee Savings Plan

Certain Company employees participate in the Albemarle-defined contribution 401(k) employee savings plan which is generally available to all U.S. full-time salaried and non-union hourly employees and to employees who are covered by a collective bargaining agreement which included such participation.

The plan is funded with contributions by participants and the Company. The Company's contributions to the 401(k) approximated $5,205, $4,860 and $5,090 in 2001, 2000 and 1999, respectively.

Income Taxes

The Company and its subsidiaries file consolidated U.S. Federal income tax returns and individual foreign income tax returns.

Deferred income taxes result from temporary differences in the recognition of income and expenses for financial and income tax reporting purposes, using the liability or balance sheet method. Such temporary differences result primarily from differences between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. It is the Company's policy to record deferred income taxes on any undistributed earnings of foreign subsidiaries that are not deemed to be, or are not intended to be, permanently reinvested in those subsidiaries.

In connection with the spin-off of Ethyl Corporation's ("Ethyl") olefins and derivatives, bromine chemicals, and specialty chemicals businesses ("the predecessor businesses") into Albemarle Corporation in 1994, the Company and Ethyl entered into a tax sharing agreement whereby Ethyl agreed to indemnify and hold harmless the Company against all taxes attributable to the predecessor businesses prior to the spin-off, with the exception of certain of the Company's subsidiaries which remained responsible for their taxes.

Accumulated Other Comprehensive (Loss) Income

SFAS No. 130 "Reporting Comprehensive Income," established rules for the reporting of comprehensive income. Comprehensive income is defined as net income and other comprehensive income and is displayed in the shareholders' equity section of the consolidated balance sheets.

Foreign Currency Translation

The assets and liabilities of all foreign subsidiaries were prepared in their respective local currencies and translated into U.S. dollars based on the current exchange rate in effect at the balance sheet dates, while income and expenses were translated at average rates for the periods presented. Translation adjustments have no effect on net income. Transaction adjustments are included in cost of goods sold. Foreign currency transaction adjustments resulted in gains (losses) of $492, ($798) and $6,034 in 2001, 2000 and 1999, respectively. Foreign currency transaction gains and losses herein are net of the foreign exchange gains and losses from financial instruments activity below.

Financial Instruments

The Company manages its foreign currency exposures by maintaining certain assets and liabilities in approximate balance and through the use from time to time of foreign exchange contracts. The principal objective of such contracts is to minimize the risks and/or costs associated with global operating activities. The Company does not utilize financial instruments for trading or other speculative purposes. The counterparties to these contractual agreements are major financial institutions with which the Company generally also has other financial relationships. The Company is exposed to credit loss in the event of nonperformance by these counterparties. However, the Company does not anticipate nonperformance by the other parties, and no material loss would be expected from their nonperformance.

The Company enters into forward currency exchange contracts, which typically expire within one year, in the regular course of business to assist in managing its exposure against foreign currency fluctuations on sales and intercompany transactions.

While these hedging contracts are subject to fluctuations in value, such fluctuations are generally offset by the value of the underlying foreign currency exposures being hedged. Gains and losses on forward contracts are recognized currently in income. The Company had outstanding forward exchange contracts at December 31, 2001, hedging US dollar payables in its Japanese subsidiary, with a notional value totaling $1,553.

(In Thousands of Dollars Except for Share Data and Per-Share Amounts)

The Company had outstanding forward exchange contracts at December 31, 2000, hedging Belgian francs receivables with a notional value totaling $2,691. For the years ended December 31, 2001, 2000 and 1999, the Company recognized (losses) gains of ($43), $447 and ($1,001), respectively, in income before income taxes on its exchange contracts.

Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") encourages, but does not require, companies to record at fair value, compensation cost for stock-based employee compensation plans. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB Opinion No. 25") and related interpretations (See Note 9, "Capital Stock"). Under the intrinsic method, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

New Accounting Pronouncements

On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company's transition adjustment and related cumulative effect of a change in accounting principle relating to the adoption of SFAS No. 133 did not have a material effect on the financial position or results of operations in 2001. In connection with the adoption of SFAS No. 133, the Company elected not to utilize hedge accounting for then existing derivatives. Consequently, changes in the fair value of derivatives will be recognized in the Company's statement of operations.

In July 2001, the Company adopted SFAS No. 141, "Business Combinations." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and establishes specific criteria for the recognition of intangible assets separately from goodwill. The adoption of SFAS No. 141 did not have a material impact on the Company's financial statements.

Also during July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 eliminates the amortization of goodwill and instead requires a periodic review of any goodwill balance for possible impairment. SFAS No. 142 also requires that goodwill be allocated at the reporting unit level. The statement is effective for years beginning after December 15, 2001. The Company will discontinue amortization of goodwill as of January 1, 2002 for financial reporting purposes, and will comply with periodic impairment test procedures.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and related asset retirement costs. SFAS No. 143 is effective for financial statements with fiscal years beginning after June 15, 2002. This Statement is not expected to have a material impact on the Company's financial statements.

During October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for financial statements with fiscal years beginning after December 15, 2001. This Statement is not expected to have a material impact on the Company's financial statements.

NOTE 2—Supplemental Cash Flow Information:

Supplemental information for the consolidated statements of cash flows is as follows:

	2001	2000	1999
Cash paid during the year for:			
Income taxes	**$17,684**	$35,670	$31,285
Interest and financing expenses (net of capitalization)	**5,383**	5,944	8,236

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands of Dollars Except for Share Data and Per-Share Amounts)

NOTE 3—Earnings Per Share:
Basic and diluted earnings per share are calculated as follows:

	2001	2000	1999
Basic earnings per share			
Numerator:			
Income available to stockholders, as reported	**$68,167**	$101,776	$88,829
Denominator:			
Average number of shares of common stock outstanding	**45,766**	45,882	46,889
Basic earnings per share	**$ 1.49**	$ 2.22	$ 1.89
Diluted earnings per share			
Numerator:			
Income available to stockholders, as reported	**$68,167**	$101,776	$88,829
Denominator:			
Average number of shares of common stock outstanding	**45,766**	45,882	46,889
Shares issuable upon exercise of stock options and other common stock equivalents	**758**	724	624
Total shares	**46,524**	46,606	47,513
Diluted earnings per share	**$ 1.47**	$ 2.18	$ 1.87

NOTE 4—Inventories:
Domestic inventories stated on the LIFO basis amounted to $90,282 and $64,068 at December 31, 2001 and 2000, respectively, which are below replacement cost by approximately $24,655 and $26,395, respectively.

NOTE 5—Deferred Income Taxes and Prepaid Expenses:
Deferred income taxes and prepaid expenses consist of the following:

	2001	2000
Deferred income taxes—current	**$13,878**	$10,410
Prepaid expenses	**4,377**	3,729
Total	**$18,255**	$14,139

NOTE 6—Property, Plant and Equipment:
Property, plant and equipment, at cost, consists of the following:

	2001	2000
Land	**$ 21,156**	$ 19,063
Land improvements	**29,868**	30,376
Buildings	**90,003**	87,133
Machinery and equipment	**1,259,318**	1,168,599
Construction in progress	**24,858**	21,363
Total	**$1,425,203**	$1,326,534

The cost of property, plant and equipment is depreciated, generally by the straight-line method, over the following useful lives: land improvements—5 to 30 years; buildings—10 to 40 years; and machinery and equipment—3 to 40 years.

Interest capitalized on significant capital projects in 2001, 2000 and 1999 was $773, $1,192 and $1,978, respectively, while amortization of capitalized interest (which is included in depreciation expense) in 2001, 2000 and 1999 was $1,484, $1,495 and $1,440, respectively.

NOTE 7—Accrued Expenses:
Accrued expenses consist of the following:

	2001	2000
Employee benefits, payroll and related taxes	**$30,454**	$31,010
Taxes other than income and payroll	**7,211**	7,426
Other	**22,313**	18,496
Total	**$59,978**	$56,932

NOTE 8—Long-Term Debt:
Long-term debt consists of the following:

	2001	2000
Variable-rate bank loans	**$144,600**	$70,000
Foreign borrowings	**13,584**	15,916
Industrial revenue bonds	**11,000**	11,000
Miscellaneous	**1,031**	1,064
Total	**170,215**	97,980
Less amounts due within one year	**157,862**	299
Long-term debt	**$ 12,353**	$97,681

(In Thousands of Dollars Except for Share Data and Per-Share Amounts)

Maturities of long-term debt are as follows: 2002—$157,862; 2003—$295; 2004—$146; 2005—$47; 2006—$51 and 2007 through 2021—$11,814.

The Company has a five-year, $500,000 unsecured Competitive Advance and Revolving Credit Facility Agreement (the "Credit Agreement") that was entered into on September 24, 1996. The maturity date of the Credit Agreement has been extended to September 29, 2002. At December 31, 2001 and 2000, $125,000 and $55,000 in borrowings were outstanding under the Credit Agreement, respectively. The Credit Agreement contains certain covenants typical for a credit agreement of its size and nature, including financial covenants requiring the Company to limit consolidated indebtedness (as defined) to not more than 60% of the sum of the Company's consolidated shareholders' equity (as defined) and consolidated indebtedness. The average interest rate on 2001 and 2000 borrowings under the Credit Agreement was 3.82% and 6.58%, respectively, with a year-end interest rate of 2.23% and 6.86% on the balance outstanding at December 31, 2001 and 2000, respectively.

The Company has three additional agreements with domestic financial institutions which provide immediate, uncommitted credit lines, on a short-term basis, up to a maximum of $120,000 at the individual financial institution's money market rate. At December 31, 2001 and 2000, $19,600 and $15,000 in borrowings under these agreements were outstanding, respectively. The average interest rate on borrowings under these agreements was 4.48% and 6.68% in 2001 and 2000, respectively, with a year-end interest rate of 2.00% and 6.88% on balances outstanding at December 31, 2001 and 2000, respectively.

One of the Company's foreign subsidiaries has an existing agreement with a foreign bank which provides immediate uncommitted credit lines, on a short-term basis, up to a maximum of approximately 2.5 billion Japanese yen ($19,075) at the individual bank's money market rate. At December 31, 2001 and 2000, borrowings under this agreement consisted of 1.7 billion Japanese yen ($12,971) and 1.7 billion Japanese yen ($14,824), respectively. The average interest rate on borrowings under this agreement was 1.43% and 1.42% in 2001 and 2000, respectively with a year-end interest rate of 1.38% and 1.50% at December 31, 2001 and 2000, respectively. Certain of the Company's remaining foreign subsidiaries have three additional agreements with foreign institutions which provide immediate uncommitted credit lines, on a short term basis, up to a maximum of approximately $20,646 at the individual institution's money market rate. These agreements have been guaranteed by the Company. At December 31, 2001 and 2000, borrowings under these agreements were $0 and $183, respectively. The average interest rate on borrowings under these agreements was 4.40% and 6.40% in 2001 and 2000, respectively. The year-end interest rate was 4.59% and 6.37% at December 31, 2001 and 2000, respectively. Additional foreign borrowings at December 31, 2001 and 2000, consisted of 4.6 million French francs ($613) and 6.4 million French francs ($909), respectively. The average interest rate on these borrowings was 0.50% at December 31, 2001 and 2000. The year-end interest rate was 0.50% at December 31, 2001 and 2000.

At December 31, 2000, the Company had the ability to refinance its borrowings under uncommitted credit lines with domestic financial institutions and foreign banks with borrowings under the Credit Agreement, therefore, these amounts were classified as long-term debt. At December 31, 2001, these amounts are reflected in the accompanying financial statements as current debt.

The Company has a Loan Agreement with Columbia County, Arkansas ("the County"), which issued $11,000 in Tax-Exempt Solid Waste Disposal Revenue Bonds ("Tax-Exempt Bonds") for the purpose of financing various solid waste disposal facilities at the Company's Magnolia, Arkansas South Plant. At December 31, 2001 and 2000, $11,000 in borrowings from this agreement was outstanding. The Tax-Exempt Bonds bear interest at a variable rate which approximates 65% of the federal funds rate. The average interest rate was 2.84% and 4.34% in 2001 and 2000, respectively, with a year-end interest rate of 1.75% and 5.20%. The Tax-Exempt Bonds will mature on March 1, 2021 and are collateralized by a transferable irrevocable direct-pay letter of credit. Concurrently, the Company and the County entered into a series of agreements. Pursuant to these agreements, the Company will benefit from a ten-year property tax abatement on all new capital plant expansions, modifications and/or improvements (except for the restrictions on the $11,000 Tax-Exempt Bonds) constructed at the Company's Magnolia, Arkansas South Plant over the next two years, up to a total of $81,000, including the solid waste disposal facilities mentioned above.

NOTE 9—Capital Stock:

Preferred Stock

The Company has the authority to issue 15,000,000 shares of preferred stock, in one or more classes or series. No shares of the Company's preferred stock have been issued to date.

(In Thousands of Dollars Except for Share Data and Per-Share Amounts)

Stock Purchases

During 2001, the Company purchased, in market transactions, 417,505 common shares for $7,585, at an average price of $18.17 per share. The Company purchased 574,091 common shares, in market transactions, for $9,798, at an average price of $17.07 per share during 2000. During 1999, the Company purchased, in market transactions, 857,400 shares for $15,474, at an average price of $18.05 per share. The Company had authorization to purchase at December 31, 2001 an additional 4,588,200 shares of its common stock.

Incentive Plans

The Company has two incentive plans (1994 and 1998 plans). The plans provide for incentive awards payable in either cash or common stock of the Company, qualified and non-qualified stock options ("stock options"), stock appreciation rights ("SARs"), and restricted stock awards and performance awards ("stock awards"). Under the 1994 plan, a maximum of 3,200,000 shares of the Company's common stock could be issued pursuant to the exercise of stock options, SARs or the grant of stock awards. At December 31, 2001, 466,985 shares are available under the 1994 plan. However, it is not anticipated that any additional grants or awards will be made under the 1994 plan.

Under the 1998 plan, a maximum of 3,000,000 shares of the Company's common stock may be issued as incentive awards, stock options, SARs or stock awards. At December 31, 2001, 1,456,650 shares are available under the 1998 plan. Total compensation expense associated with the Company's incentive plans in 2001, 2000 and 1999 amounted to $3,299, $9,595 and $2,970, respectively.

Stock options outstanding under the two plans have been granted at prices which are equal to the market value of the stock on the date of grant and expire 5 to 10 years after issuance. The stock options become exercisable based upon either (a) growth in operating earnings as defined from the base-year earnings, (b) the increase in fair market value ("FMV") of the Company's common stock, during a specified period, from the FMV on the date of grant, or (c) at the end of a fixed period as defined in the agreements.

Presented below is a summary of the activity in the 1994 and 1998 plans:

	Shares Available for Grant	Options Activity	Options Price	Weighted-Average Exercise Price
January 1, 1999	3,262,939	1,834,287	$10.36—$25.75	$17.84
Non-qualifying stock options granted	(388,500)	388,500*	$20.00—$25.75	$21.48
Exercised		(53,448)	$12.29—$13.13	$12.89
Restricted stock awards	(15,500)			
December 31, 1999	2,858,939	2,169,339	$10.36—$25.75	$18.62
Non-qualifying stock options granted	(445,500)	445,500*	$15.94—$22.31	$17.12
Exercised		(237,368)	$10.36—$13.47	$13.06
Non-qualifying stock options canceled and lapsed	97,000	(97,000)	$13.13—$25.75	$23.14
Restricted stock awards	(206,000)			
Restricted stock awards canceled	69,350			
December 31, 2000	2,373,789	2,280,471	$12.12—$25.75	$18.70
Non-qualifying stock options granted	(472,500)	472,500*	$21.32—$24.38	$24.31
Exercised		(80,139)	$12.12—$15.94	$13.12
Non-qualifying stock options canceled and lapsed	28,000	(28,000)	$15.94—$25.75	$22.23
Restricted stock awards	(10,000)			
Restricted stock awards canceled	4,346			
December 31, 2001	**1,923,635**	**2,644,832**	**$13.13—$25.75**	**$19.84**

* The weighted average fair values of options granted during 2001, 2000 and 1999 were $8.07, $10.99 and $6.01, respectively.

(In Thousands of Dollars Except for Share Data and Per-Share Amounts)

The following table summarizes information about fixed-price stock options at December 31, 2001:

	Options Outstanding				Options Exercisable	
Month/Year of Grants	Exercise Prices	Number Outstanding @ 12/31/01	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable @ 12/31/01	Weighted Average Exercise Price
12 / 1992	$13.47	16,407	1.0 years	$13.47	16,407	$13.47
3 / 1994	13.13	554,425	2.2 years	13.13	554,425	13.13
8 / 1996	17.38	293,000	4.7 years	17.38	234,400	17.38
3 / 1998	25.25	50,000	6.3 years	25.25	10,000	25.25
4 / 1998	25.75	419,000(a)	6.3 years	25.75	—	25.75
11 / 1998	25.75	40,000(a)	6.8 years	25.75	—	25.75
3 / 1999	25.75	100,000(a)	7.2 years	25.75	—	25.75
6 / 1999	20.00	267,000(a)	7.5 years	20.00	133,500	20.00
1 / 2000	19.19	50,000(a)	8.0 years	19.19	25,000	19.19
2 / 2000	15.94	327,500	5.2 years	15.94	163,750	15.94
4 / 2000	20.31	5,000	3.3 years	20.31	5,000	20.31
7 / 2000	22.31	50,000(a)	8.5 years	22.31	—	22.31
1 / 2001	24.38	392,500	9.1 years	24.38	—	24.38
5 / 2001	24.38	50,000	9.3 years	24.38	—	24.38
7 / 2001	24.38	15,000	9.5 years	24.38	—	24.38
8 / 2001	21.32	10,000	9.7 years	21.32	—	21.32
12 / 2001	24.00	5,000	10.0 years	24.00	—	24.00
		2,644,832			1,142,482	

(a) During 2001, the lives of these options were extended from seven years to ten years.

Contingent restricted stock awards were granted to certain employees of the Company in 2001, 2000 and 1999. Issuance of restricted stock is determined based on certain performance criteria over periods which could result in as many as twice the number of shares being issued as restricted stock, or none could be issued if the performance criteria are not met. Upon issuance, the restricted stock vests over a period of three years.

The following table summarizes the contingent restricted stock awards outstanding in 1999, 2000 and 2001:

	Contingent Restricted Shares
Awards outstanding—January 1, 1999	250,000
Awards granted	13,500
Awards outstanding—December 31, 1999	263,500
Restricted stock issued to retirees	(4,860)
Restricted stock issued to employees	(61,290)
Awards canceled	(69,350)
Awards granted	146,000
Awards outstanding—December 31, 2000	274,000
Restricted stock issued to retirees	(3,154)
Awards canceled	(4,346)
Awards granted	10,000
Awards outstanding—December 31, 2001	276,500

In addition, restricted stock for 62,000 shares were granted in 2000 and 1999 which vest over a fixed period as defined in the agreements. During 2001, 20,000 shares were vested and issued.

(In Thousands of Dollars Except for Share Data and Per-Share Amounts)

In January 2002, the Company's Executive Compensation Committee approved the conversion of certain performance based restricted stock awards to performance unit awards, reducing the potential number of shares to be issued upon meeting the original performance criteria. If the original performance criteria is met, 50 percent of the value of the incentive award is payable in restricted cash and 50 percent of the value of the incentive award is payable in shares of Albemarle common stock, based on the closing market price of Albemarle common stock on the date of vesting. Both the restricted cash award and the restricted stock vest over a three year period.

As discussed in Note 1, "Summary of Significant Accounting Policies," the Company accounts for stock-based compensation plans under APB Opinion No. 25. If compensation cost had been determined based on the fair value at the grant date for awards made in 2001, 2000 and 1999 under the plans consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

		2001	2000
Net income	as reported	**$68,167**	$101,776
	pro forma	**$66,524**	$100,437
Basic earnings	as reported	**$ 1.49**	$ 2.22
per share	*pro forma*	**$ 1.45**	$ 2.19
Diluted earnings	as reported	**$ 1.47**	$ 2.18
per share	*pro forma*	**$ 1.43**	$ 2.16

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for options granted in 2001, 2000 and 1999, respectively: dividend yield 3.02%, 2.43% and 2.68%; expected volatility of 31.71%, 32.90% and 31.44%; risk-free interest rate of 5.51%, 5.14% and 6.56%; and expected lives of seven years.

NOTE 10—Commitments and Contingencies:

Contractual Obligations and Commitments

Contractual obligations for plant construction, purchases of equipment, unused lines of credit and various take or pay and throughput agreements amounted to approximately $85,323 and $65,592 at December 31, 2001 and 2000, respectively.

In addition, the Company has commitments, in the form of guarantees, for 50% of the loan amounts outstanding (which at December 31, 2001, amounted to $7,400) from time to time of its 50%-owned joint venture company, Jordan Bromine Company Limited ("JBC"). JBC entered into the loan agreements in 2000 to finance construction of certain bromine and derivatives manufacturing facilities on the Dead Sea. The Company's total loan guarantee commitment for JBC is 50% of the total loan agreements, which could amount to $73,000 if JBC makes all of its allowable draws.

Service Agreements

The Company and Ethyl are parties to various agreements, dated as of February 28, 1994, pursuant to which the Company and Ethyl agreed to coordinate certain facilities and services of adjacent operating facilities at plants in Pasadena, Texas, Baton Rouge, Louisiana and Feluy, Belgium. In addition, the Company and Ethyl are parties to agreements providing for the blending by the Company of Ethyl's additive products and the production of antioxidants and manganese-based antiknock compounds at the Orangeburg, South Carolina plant. The Company's billings to Ethyl in 2001, 2000 and 1999 in connection with these agreements amounted to $23,776, $28,409 and $29,556, respectively.

The Company and MEMC Pasadena, Inc. ("MEMC Pasadena") are parties to agreements dated as of July 31, 1995 and subsequently revised effective May 31, 1997, pursuant to which the Company provides certain utilities and services to the MEMC Pasadena site which is located at Albemarle's Pasadena plant and on which the electronic materials facility is located. MEMC Pasadena agreed to reimburse Albemarle for all the costs and expenses plus a percentage fee incurred as a result of these agreements. The Company's billings to MEMC Pasadena, in connection with these agreements amounted to $7,882 in 2001, $6,824 in 2000 and $6,339 in 1999.

The Company and BP Amoco Chemical Company [formerly Amoco Chemical Company ("BP")] are parties to numerous operating and service agreements, dated as of March 1, 1996, pursuant to which the Company provides operating and support services, certain utilities and products to BP, and BP provides operating and support services, certain utilities and products to Albemarle, at their respective facilities in Pasadena, Texas and Feluy, Belgium. The Company's billings to BP in 2001, 2000 and 1999, in connection with these agreements, amounted to $53,488, $47,343 and $39,270, respectively. BP's billings to the Company in 2001, 2000 and 1999, in connection with these agreements, amounted to $16,330, $15,382 and $14,735, respectively.

Environmental

The Company has recorded liabilities of $30,245, at December 31, 2001, up $18,713, from $11,532 at December 31, 2000, primarily due to the Company's May 31, 2001, acquisition of Martinswerk GmbH,

(In Thousands of Dollars Except for Share Data and Per-Share Amounts)

Bergheim, Germany in which the Company assumed approximately $16,650 of additional government regulated environmental liabilities, which will be paid out over the next 13 years, as a part of the purchase price. The amounts recorded represent management's best estimate of the Company's undiscounted future remediation and other anticipated environmental costs relating to past operations.

Although it is difficult to quantify the potential financial impact of compliance with environmental protection laws, management estimates, based on the latest available information, that there is a reasonable possibility that future environmental remediation costs to be incurred over a period of time associated with the Company's past operations in excess of amounts already recorded, could be up to $9,700 before income taxes. However, the Company believes that the amount it may be required to pay in connection with environmental remediation matters in excess of the amounts recorded should occur over a period of time and should not have a material adverse impact on its financial condition or results of operations, but could have a material adverse impact in a particular quarterly reporting period.

Rental Expense

The Company has a number of operating lease agreements, primarily for office space, transportation equipment and storage facilities. Future minimum lease payments for the next five years for all noncancelable leases as of December 31, 2001 are $6,303 for 2002, $4,198 for 2003, $1,163 for 2004, $384 for 2005, $242 for 2006 and amounts payable after 2006 are $330. Rental expense was approximately $13,540 for 2001, $13,280 for 2000, and $13,840 for 1999.

Litigation

The Company is, from time to time, subject to routine litigation incidental to its businesses. The Company is not party to any pending litigation proceedings that are expected to have a material adverse effect on the Company's results of operations or financial condition.

NOTE 11—Pension Plans and Other Postretirement Benefits:

The Company has noncontributory defined-benefit pension plans covering most employees. The benefits for these plans are based primarily on compensation and/or years of service. The funding policy for each plan complies with the requirements of relevant governmental laws and regulations. Plan assets consist principally of common stock, U.S. government and corporate obligations and group annuity contracts. The pension information for all periods presented includes amounts related to salaried and hourly plans. The net prepaid (accrued) benefit cost related to pensions is included in "Prepaid pension assets" and "Other noncurrent liabilities" in the consolidated balance sheets.

The Company provides postretirement medical benefits and life insurance for certain groups of U.S. retired employees. Medical and life insurance benefit costs are funded principally on a pay-as-you-go basis. Although the availability of medical coverage after retirement varies for different groups of employees, the majority of employees who retire before becoming eligible for Medicare can continue group coverage by paying all or most of the cost of a composite monthly premium designed to cover the claims incurred by active and retired employees. The availability of group coverage for Medicare-eligible retirees also varies by employee group with coverage designed either to supplement or coordinate with Medicare. Retirees generally pay a portion of the cost of the coverage. Plan assets for retiree life insurance are held under an insurance contract and reserved for retiree life insurance benefits. The accrued postretirement benefit cost is included in "Other noncurrent liabilities" in the consolidated balance sheets.

Pension coverage for employees of the Company's foreign subsidiaries is provided through separate plans. Obligations under such plans are systematically provided for by depositing funds with trustees or under insurance policies. The pension cost, actuarial present value of benefit obligations and plan assets have been combined with the Company's other pension disclosure information presented.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands of Dollars Except for Share Data and Per-Share Amounts)

The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans, as well as a summary of significant assumptions:

	Pension Benefits		Other Postretirement Benefits	
	2001	2000	**2001**	2000
Change in benefit obligations				
Benefit obligation at January 1	**$304,864**	$338,114	$ 59,766	$ 55,909
Service cost	**8,579**	8,737	2,067	1,887
Interest cost	**22,792**	21,064	4,514	4,142
Plan amendments	**307**	877	—	—
Assumption changes	**10,121**	(9,891)	9,661	(2,335)
Actuarial loss	**2,328**	1,767	2,398	2,803
Benefits paid	**(15,332)**	(13,464)	(3,344)	(2,640)
Acquisition of Martinswerk GmbH	**14,412**	—	—	—
Plan curtailments, termination benefits and termination of insurer contracts	**—**	(41,784)	—	—
Foreign exchange loss (gain)	**187**	(556)	—	—
Benefit obligation at December 31	**$348,258**	$304,864	$ 75,062	$ 59,766
Change in plan assets				
Fair value of plan assets at January 1	**$467,945**	$540,450	$ 6,363	$ 7,197
Actual return on plan assets	**(61,116)**	(9,773)	1,892	(834)
Employer contributions	**1,495**	1,290	2,364	2,640
Benefits paid	**(15,332)**	(13,464)	(3,344)	(2,640)
Transfer to insurer due to termination of contracts	**—**	(50,399)	—	—
Transfer to 401(h) account	**(970)**	—	—	—
Foreign exchange loss	**(69)**	(159)	—	—
Employee contributions	**66**	—	—	—
Fair value of plan assets at December 31	**$392,019**	$467,945	$ 7,275	$ 6,363
Funded status of plans				
Over (under) funded status	**$ 43,760**	$163,080	$(67,787)	$(53,403)
Unrecognized net loss (gain)	**58,262**	(62,306)	1,553	(9,331)
Unrecognized prior service cost	**6,198**	7,696	597	696
Unrecognized net transition asset	**(615)**	(2,684)	—	—
Net prepaid (accrued) benefit cost at December 31	**$107,605**	$105,786	$(65,637)	$(62,038)
Assumption percentages as of December 31				
Discount rate	**7.25%**	7.50%	7.25%	7.50%
Expected return on plan assets	**9.50%**	9.50%	7.00%	7.00%
Rate of compensation increase	**4.50%**	4.50%	4.50%	4.50%

The components of pension and postretirement benefits (income) expense are as follows:

	Pension Benefits			Other Postretirement Benefits		
	2001	2000	1999	**2001**	2000	1999
Service cost	**$ 8,579**	$ 8,737	$ 9,676	**$2,067**	$1,887	$2,152
Interest cost	**22,792**	21,064	22,425	**4,514**	4,142	3,738
Expected return on assets	**(44,708)**	(40,998)	(40,100)	**(414)**	(476)	(439)
Plan curtailments, termination benefits and termination of insurer contracts	**—**	(14,836)	713	**—**	—	—
Amortization of prior service cost	**1,780**	1,759	1,553	**99**	99	99
Amortization of (gain) loss	**(2,322)**	(1,188)	102	**(303)**	(415)	(271)
Amortization of transition asset	**(2,070)**	(2,070)	(2,351)	**—**	—	—
Employee contributions	**(77)**	—	—	**—**	—	—
Benefits (income) expense	**$(16,026)**	$(27,532)	$ (7,982)	**$5,963**	$5,237	$5,279

(In Thousands of Dollars Except for Share Data and Per-Share Amounts)

The Company has a Supplemental Retirement Plan ("SERP"), which provides unfunded supplemental retirement benefits to certain management or highly compensated employees of the Company. The SERP provides for incremental pension payments partially to offset the reduction in amounts that would have been payable from the Company's principal pension plan if it were not for limitations imposed by federal income tax regulations. Expense relating to the SERP of $1,528, $1,618 and $934 was recorded for the years ended December 31, 2001, 2000 and 1999, respectively. The accumulated benefit obligation recognized in the Company's consolidated balance sheet at December 31, 2001 and 2000 was $5,736 and $5,773, respectively. The benefit expenses and obligations of this SERP are included in the tables on the preceding page.

In 2000, the Company recognized a one-time noncash pension settlement gain related to a change in election in certain pension annuity contracts of $14,990. In 2000 and 1999, the Company recognized curtailment losses and special termination benefits charges related to pension plans of $154 and $713, respectively. The 2000 and 1999 curtailment losses and special termination benefits charges are both included in special charges (See Note 13, "Special Items") reflecting the voluntary separation offers accepted by 76 and 122 employees throughout the Company in 2000 and 1999, respectively.

The assumed health care cost trend rate for the indemnity plans was 7% per year in 2001 and 2000 for both pre 65 and post 65 coverage. The trend rate for the managed care plans for pre 65 coverage was 6% per year in 2001 and 2000. For 2002, the trend rate for pre 65 coverage is 11% per year, dropping by 1% per year to an ultimate rate of 6%; the trend rate for post 65 coverage is 13% per year, dropping by 1% per year to an ultimate rate of 6%.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates at December 31, 2001 would have the following effects:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 1,200	$ (900)
Effect on postretirement benefit obligation	$11,000	$(9,200)

Other Post employment Benefits

The Company also provides certain post employment benefits to former or inactive employees who are not retirees. The Company funds post employment benefits on a pay-as-you-go basis. These benefits include salary continuance, severance and disability health care and life insurance which are accounted for under SFAS No. 112 "Employers' Accounting for Post employment Benefits." The accrued post employment benefit liability was $1,216 and $1,403 at December 31, 2001 and 2000, respectively.

NOTE 12—Income Taxes:

Income before income taxes and current and deferred income taxes (benefits) are composed of the following:

	Years Ended December 31		
	2001	2000	1999
Income before income taxes:			
Domestic	**$90,528**	$137,616	$ 98,395
Foreign	**6,668**	9,885	30,343[a]
Total	**$97,196**	$147,501	$128,738
Current income taxes:			
Federal	**$19,481**	$ 25,908	$ 27,336
State	**1,039**	1,454	1,351
Foreign	**4,992**	4,958	14,109
Total	**$25,512**	32,320	42,796
Deferred income taxes (benefits):			
Federal	**$ 5,965**	$ 14,798	$ 2,542
State	**597**	1,048	(4,406)
Foreign	**(3,045)**[b]	(2,441)	(1,023)
Total	**3,517**	13,405	(2,887)
Total income taxes	**$29,029**	$ 45,725	$ 39,909

(a) Includes the gain on sale of investment in Albright & Wilson stock, net totaling $22,054 ($14,381 net of income tax).

(b) In 2001, the Company released a valuation allowance amounting to $2,551 that was required on a deferred tax asset related to the Company's facilities in Louvain-la-Neuve, Belgium, which was established in 1996 when the Company's Olefins Business was sold.

The significant differences between the U.S. federal statutory rate and the effective income tax rate are as follows:

	% of Income Before Income Taxes		
	2001	2000	1999
Federal statutory rate	**35.0%**	35.0%	35.0%
Foreign sales corporation benefit	**(1.9)**	(2.2)	(2.4)
State taxes, net of federal tax benefit	**1.1**	1.1	0.9
Depletion	**(1.8)**	(1.0)	(1.0)
Valuation allowance	**(2.6)**	—	—
Other items, net	**0.1**	(1.9)	(1.5)
Effective income tax rate	**29.9%**	31.0%	31.0%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands of Dollars Except for Share Data and Per-Share Amounts)

The deferred income tax assets and deferred income tax liabilities recorded on the consolidated balance sheets as of December 31, 2001 and 2000, consist of the following:

	2001	2000
Deferred tax assets:		
Postretirement benefits other than pensions	**$ 23,884**	$ 22,612
Foreign currency translation adjustments	**11,105**	9,086
Accrued employee benefits	**6,553**	6,464
Inventories	**9,073**	6,742
Environmental accruals	**4,309**	3,642
Accrued liabilities	**1,732**	1,479
Subsidiaries' net operating loss carryforwards	**904**	956
Other	**3,543**	2,333
Deferred tax assets	**61,103**	53,314
Deferred tax liabilities:		
Depreciation	**93,806**	93,653
Pensions	**44,012**	38,383
Gain on Belgian intercompany loan	**6,321**	7,321
Capitalization of interest	**2,403**	2,350
Other	**397**	800
Deferred tax liabilities	**146,939**	142,507
Net deferred tax liabilities	**$ 85,836**	$ 89,193
Reconciliation to consolidated balance sheets:		
Current deferred tax assets	**$ 13,878**	$ 10,410
Deferred tax liabilities	**99,714**	99,603
Net deferred tax liabilities	$ 85,836	$ 89,193

(In Thousands of Dollars Except for Share Data and Per-Share Amounts)

NOTE 13—Special Items:

During the fourth quarter of 2001, the Company continued its efforts to reduce operating costs through an involuntary separation program that resulted in a special charge of $2,051 ($1,306 after income taxes or 3 cents per share on a diluted basis). The program impacted a total of 26 salaried employees throughout the Company. No amounts were paid during 2001.

In April 2000, the Company made a change in election in certain of its pension annuity contracts. This election resulted in the recognition of a one-time noncash pension settlement gain of $14,990 ($9,549 after income taxes or 20 cents per share on a diluted basis). The pension settlement gain did not affect any retiree benefits or benefit programs of the Company.

In December 2000, the Company incurred a special charge of $6,856 ($4,367 after income taxes or 9 cents per share on a diluted basis) that resulted from workforce reduction programs at certain of the Company's facilities. The program impacted a total of 76 salaried and wageroll employees. Essentially all of the workforce accrual established in the fourth quarter of 2000 was paid out in 2001.

In May 1999, the Company sold all of its 58,394,049 common shares of Albright & Wilson plc ("Albright & Wilson"), a United Kingdom chemicals company, that were acquired in March 1999, as part of its friendly tender offer for Albright & Wilson, for an aggregate consideration of $157,516, resulting in a gain of $22,054 ($14,381 after income taxes or 30 cents per share on a diluted basis), net of transaction expenses. The net proceeds from the sale of the common shares were primarily used to pay down debt under the Company's existing Credit Agreement.

During 1999, the Company incurred special charges of $10,692 ($6,717 after income taxes or 14 cents per share on a diluted basis) that resulted primarily from voluntary separation offers made to various employees throughout the Company. The program impacted a total of 122 salaried and wageroll employees. The workforce accruals were primarily paid out in 1999.

NOTE 14—Fair Value of Financial Instruments:

In assessing the fair value of financial instruments, the Company uses methods and assumptions that are based on market conditions and other risk factors existing at the time of assessment. Fair value information for the Company's financial instruments is as follows:

Cash and Cash Equivalents—The carrying value approximates fair value due to their short-term nature.

Long-Term Debt—The carrying value of the Company's long-term debt reported in the accompanying consolidated balance sheets at December 31, 2001 and 2000, approximates fair value since substantially all of the Company's long-term debt bears interest based on prevailing variable market rates currently available in the countries in which the Company has borrowings.

Foreign Currency Exchange Contracts—The fair values of the Company's forward currency exchange contracts are estimated based on current settlement values. The fair value of the forward contracts represent a net asset position of $99 at December 31, 2001. At December 31, 2000, the fair value of the forward contracts represented a net liability position of $62.

NOTE 15—Acquisitions:

On May 31, 2001, the Company, through its wholly-owned subsidiary Albemarle Deutschland GmbH, acquired Martinswerk GmbH for approximately $34,000 in cash plus expenses and the assumption of approximately $55,000 in current and long-term liabilities. The assets acquired included Martinswerk's manufacturing facilities and headquarters in Bergheim, Germany and its 50-percent stake in Magnifin Magnesiaprodukte GmbH, which has manufacturing facilities at St. Jakobs/Breitenau, Austria. The acquisition was financed through the Company's existing Credit Agreement. The acquisition is being accounted for by the purchase method of accounting, and accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. See Footnote 16, "Pro Forma Financial Information—Unaudited." The purchase price allocation valuation has been included in the December 31, 2001, financial statements based upon the use of certain estimates. The Company has made a decision to reduce staffing levels but is still evaluating the business operations and personnel requirements; therefore, the purchase price allocation remains open until further information related to this decision is obtained. Martinswerk produces mineral-based flame retardants for the plastics and rubber markets, brightening pigments for high-quality paper applications and specialty aluminum oxides for polishing, catalyst and niche ceramic applications. Magnifin produces high-purity magnesium hydroxide flame retardant products used in applications requiring higher processing temperatures.

On July 1, 2001, the Company acquired the custom and fine chemicals businesses of ChemFirst Inc. for approximately $79,000 in cash plus expenses and the assumption of certain current liabilities. The acquisition was financed through the Company's existing Credit Agreement. The Asset Purchase Agreement provides for additional contingent payments to ChemFirst Inc. which are

(In Thousands of Dollars Except for Share Data and Per-Share Amounts)

dependant upon the contribution margin of certain products and are not expected to exceed $10,000. Additional payments, if any, will be recorded as goodwill. The acquisition is being accounted for by the purchase method of accounting, and accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. See Footnote 16, "Pro Forma Financial Information—Unaudited." The purchase price allocation valuation, excluding the effects of additional contingent consideration, has been included in the December 31, 2001, financial statements based upon the use of certain estimates. The assets acquired included working capital, property, plant and equipment and certain intangibles, including goodwill and technical know how. The purchase price allocation valuation is still open at December 31, 2001, pending the Company's finalization of certain inventory related matters. Albemarle's new businesses focus on the manufacture of custom and proprietary fine chemicals and chemical services for the pharmaceutical and life sciences industries. They also include additives for ultraviolet light-cured polymer coatings, which should broaden the portfolio of Albemarle's polymer chemicals business. Included is a multi-functional manufacturing plant in Tyrone, Pennsylvania, and a cGMP (current Good Manufacturing Practices) pilot plant in Dayton, Ohio.

A summary of the assets acquired and liabilities assumed is presented as follows, prior to the finalization of the purchase price allocations, for Martinswerk GmbH and Martinswerk's 50-percent stake in Magnifin Magnesiaprodukte GmbH, and the custom and fine chemicals businesses of ChemFirst Inc., which were acquired on May 31, 2001, and July 1, 2001, respectively.

Current assets	$ 82,623
Property, plant & equipment	67,269
Goodwill and intangibles	9,691
Other assets	9,560
Current liabilities	24,971
Noncurrent environmental accruals	16,224
Other noncurrent liabilities	14,703
Net cash paid	$113,245

On June 29, 2000, the Company acquired from Ferro Corporation the PYRO-CHEK® Flame Retardant business ("Ferro"), along with a plant at Port-de-Bouc, France, for a purchase price of approximately $35,000. The purchase price was allocated between property, plant, and equipment, inventory, identifiable intangibles with the remaining balance to goodwill.

No pro forma financial information was provided for the Ferro acquisition for the periods presented since their impact was immaterial to the Company's consolidated results of operations and financial position.

NOTE 16—Pro Forma Financial Information—Unaudited

The pro forma information presented below for Martinswerk GmbH and Martinswerk's 50-percent stake in Magnifin Magnesiaprodukte GmbH, and the custom and fine chemicals businesses of ChemFirst Inc., which were acquired on May 31, 2001, and July 1, 2001, respectively, includes adjustments for interest expense, depreciation, amortization of intangibles as well as various other income statement accounts in order to properly present results of operations for the Company as if the acquisitions were made on January 1, 2000.

	For the Years Ended December 31	
	2001	**2000**
Net sales	$987,398	$1,093,567
Net income	70,527	107,789
Diluted earnings per share	**$ 1.52**	**$ 2.31**

(In Thousands of Dollars Except for Share Data and Per-Share Amounts)

NOTE 17—Operating Segments and Geographic Area Information:

The Company is a global manufacturer of specialty polymer and fine chemicals, grouped into two operating segments: Polymer Chemicals and Fine Chemicals. The operating segments were determined based on management responsibility. The Polymer Chemicals' operating segment is comprised of flame retardants, catalysts, and polymer additives and intermediates. The Fine Chemicals' operating segment is comprised of agrichemicals, pharmachemicals and performance chemicals.

The accounting policies of the segments are the same as those described in Note 1, "Summary of Significant Accounting Policies." The Company evaluates the performance of its operating segments based on operating profit which represents income before income taxes, before gain on sale of investment in Albright & Wilson stock and before interest and financing expenses and other income, net. Segment data includes intersegment transfers of raw materials at cost and foreign exchange transaction gains and losses, as well as allocations for certain corporate costs.

Summarized financial information concerning the Company's reportable segments is shown in the following table. The "Corporate & Other" column includes corporate-related items not allocated to the reportable segments.

Operating Segment Results	Polymer Chemicals	Fine Chemicals	Corporate & Other	Total
2001				
Net Sales	**$461,930**	**$454,969**	**—**	**$ 916,899**
Operating profit[(a)]	**59,691**	**61,466**	**$ (22,707)**	**98,450**
Identifiable assets	**353,855**	**532,921**	**242,699**	**1,129,475**
Depreciation and amortization	**28,246**	**48,542**	**822**	**77,610**
Capital expenditures	**14,537**	**35,134**	**232**	**49,903**
2000				
Net sales	$500,899	$416,650	—	$ 917,549
Operating profit[(a)]	103,817	70,736	$ (24,391)	150,162
Identifiable assets	350,811	433,380	197,612	981,803
Depreciation and amortization	28,804	43,819	1,127	73,750
Capital expenditures	11,216	40,614	418	52,248
1999				
Net sales	$449,156	$396,769	—	$ 845,925
Operating profit[(a)]	73,083	60,187	$ (19,144)	114,126
Identifiable assets	331,505	436,669	185,920	954,094
Depreciation and amortization	29,027	45,452	1,271	75,750
Capital expenditures	43,289	31,119	3,161	77,569

Net Sales[(b)]	2001	2000	1999
United States	**$498,141**	$504,373	$480,070
Foreign	**418,758**	413,176	365,855
Total	**$916,899**	$917,549	$845,925

Long-Lived Assets as of December 31	2001	2000	1999
United States	**$428,808**	$406,169	$410,626
France	**82,539**	93,508	85,696
Other foreign countries	**50,073**	12,852	16,960
Total	**$561,420**	$512,529	$513,282

Notes:

(a) Includes the effects of foreign exchange transaction gains (losses) of $492, ($798) and $6,034 in 2001, 2000 and 1999, respectively.

(b) No sales in a foreign country exceed 10% of the Company's total net sales.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands of Dollars Except for Share Data and Per-Share Amounts)

NOTE 18—Quarterly Financial Summary (unaudited):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001				
Net sales	**$224,410**	**$211,286**	**$242,017**	**$239,186**
Gross profit	**$ 59,455**	**$ 48,736**	**$ 56,681**	**$ 56,463**
Special items[a]	**$ —**	**$ —**	**$ —**	**$ (2,051)**
Net income	**$ 22,545**	**$ 14,805**	**$ 16,761**	**$ 14,056**
Basic earnings per share	**$ .49**	**$ .32**	**$ .37**	**$ .31**
Shares used to compute basic earnings per share	**45,838**	**45,873**	**45,870**	**45,485**
Diluted earnings per share	**$ .48**	**$ .32**	**$ .36**	**$ .30**
Shares used to compute diluted earnings per share	**46,686**	**46,667**	**46,539**	**46,204**
2000				
Net sales	$235,480	$226,206	$237,053	$218,810
Gross profit	$ 74,602	$ 66,006	$ 68,839	$ 62,016
Special items[b,c]	$ —	$ 15,900	$ —	$ (7,766)
Net income	$ 28,548	$ 33,813	$ 23,706	$ 15,709
Basic earnings per share	$ .62	$ .74	$ .52	$ .34
Shares used to compute basic earnings per share	46,084	45,795	45,816	45,834
Diluted earnings per share	$ .61	$ .73	$ .51	$ .34
Shares used to compute diluted earnings per share	46,538	46,608	46,684	46,595

Notes:

(a) A special charge in 2001 totaled $2,051 ($1,306 after income taxes) for the fourth quarter. This charge resulted from workforce reduction programs which impacted a total of 26 salaried employees throughout the Company.

(b) In April 2000, a change in election was made in certain pension annuity contracts which resulted in the recognition of a one-time noncash pension settlement gain of $15,900 ($10,128 after income taxes). A fourth quarter actuarial adjustment amounting to $910 ($579 after income taxes) reduced the net effect on 2000 to $14,990 ($9,549 after income taxes).

(c) A special charge in 2000 totaled $6,856 ($4,367 after income taxes) for the fourth quarter. This charge resulted from workforce reduction programs which impacted a total of 76 salaried and wageroll employees at certain of the Companies facilities.

NOTE 19—Subsequent Event:

On February 13, 2002, the Company completed the purchase of 4,000,000 shares of its common stock from Bruce C. Gottwald and his related immediate family interests for an aggregate price of $92,680. The Company's purchase price was 25 cents per share less than the weighted average trading price from New York Stock Exchange transactions in Albemarle common stock during the 10-day period beginning with the third business day following the January 23, 2002, announcement of Albemarle's 2001 earnings.

MANAGEMENT'S REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

Albemarle Corporation's management has prepared the consolidated financial statements and related notes appearing on pages 15 through 35 in conformity with accounting principles generally accepted in the United States. In so doing, management makes informed judgments and estimates of the expected effects of events and transactions. Actual results may differ from management's judgments and estimates. Financial data appearing elsewhere in this annual report are consistent with these consolidated financial statements.

Albemarle maintains a system of internal controls to provide reasonable, but not absolute, assurance of the reliability of the financial records and the protection of assets. The internal control system is supported by written policies and procedures, careful selection and training of qualified personnel and an extensive internal audit program.

These consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent certified public accountants. Their audit was made in accordance with auditing standards generally accepted in the United States and included an evaluation of Albemarle's internal accounting controls to the extent considered necessary to determine audit procedures.

The audit committee of the Board of Directors, composed only of non-employee directors, meets with management, the outsourced independent internal auditors and the independent accountants to review accounting, auditing and financial reporting matters. The independent accountants are appointed by the board on recommendation of the audit committee, subject to shareholder approval.

REPORT OF INDEPENDENT ACCOUNTANTS

PRICEWATERHOUSECOOPERS

To the Board of Directors and Shareholders of Albemarle Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Albemarle Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 23, 2002, except Footnote 19
for which the date is February 13, 2002
Richmond, Virginia

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
NONE.

PART III

ITEM 10. Directors and Officers of the Registrant
The information contained in the Proxy Statement under the caption "Election of Directors" concerning directors and persons nominated to become directors of the Company is incorporated herein by reference. The names and ages of all officers of the Company as of February 27, 2002 are set forth below:

Name	Age	Officers
Floyd D. Gottwald, Jr.*	79	Chairman of the Executive Committee and Chief Executive Officer
William M. Gottwald*	54	Chairman of the Board and Secretary to the Executive Committee as Management Committee
Charles B. Walker*	63	Vice Chairman of the Board and Chief Financial Officer
Mark C. Rohr	50	President and Chief Operating Officer
E. Whitehead Elmore	63	Executive Vice President
John G. Dabkowski	53	Vice President—Polymer Chemicals
Thomas F. Dominick	54	Vice President, Regional Managing Director, Europe, Middle East and Africa
Jack P. Harsh	49	Vice President—Human Resources
Robert G. Kirchhoefer	61	Treasurer and Chief Accounting Officer
George P. Manson, Jr.	48	Vice President, General Counsel and Secretary
George A. Newbill	58	Vice President—Sourcing Organization
John M. Steitz	43	Vice President—Fine Chemicals
Gary L. Ter Haar	65	Vice President—Health and Environment
Michael D. Whitlow	50	Vice President—Americas Sales and Global Accounts
Edward G. Woods	60	Vice President—Corporate Development
Michael J. Zobrist	59	Vice President—Investor Relations/External Affairs
Richard A. Sabalot	46	Assistant Secretary

* Member of the Executive Committee

Additional Information—Officers of the Company

The term of office of each such officer is until the meeting of the Board of Directors following the next annual shareholders' meeting (March 27, 2002). All such officers have been employed by the Company or its predecessor for at least the last five years, with the exception of Jack P. Harsh, George P. Manson, Jr., Mark C. Rohr, Richard A. Sabalot and John M. Steitz.

Thomas F. Dominick joined Albemarle in 1994 after being associated with the Company's predecessor since 1974, most recently was elected vice president, regional managing director, Europe, Middle East and Africa, effective November 26, 2001, after serving as vice president—development resources for Albemarle from December 2000 and vice president—new business development on a global basis effective August 1, 2000 responsible for global new business development, marketing research and technology resources. Jack P. Harsh joined Albemarle effective November 16, 1998, from Union Carbide Corporation in Danbury, Connecticut, where he directed human resources for the solvents, intermediates and monomers business and supply-chain planning organization. He was elected vice president—human resources, effective December 1, 1998. George P. Manson, Jr. joined Albemarle effective May 1, 2001. Prior to that, he was vice president, general counsel and secretary of Hamilton Beach/Proctor-Silex, Inc. in Richmond, Virginia. Mark C. Rohr was elected executive vice president—operations on March 22, 1999 and assumed the position of president and chief operating officer on January 1, 2000. Prior to joining Albemarle, Mr. Rohr was senior vice president for the Specialty Chemicals group of Occidental Chemical Corporation in Dallas, Texas. Richard A. Sabalot has been associated with Albemarle since 1987 when he joined the company as assistant counsel. He was appointed associate counsel- general law in 1994.

John M. Steitz joined Albemarle after being associated with Mallinckrodt, Incorporated, in St. Louis, Missouri for twenty years where he was vice president and general manager—pharmaceutical chemicals. Mr. Steitz was elected vice president—fine chemicals on a global basis effective August 1, 2000. Michael J. Zobrist joined Albemarle in 1994 after being associated with the Company's predecessor since 1975, and was elected vice president—investor relations/external affairs effective August 1, 2000. Mr. Zobrist served as general manager—external affairs and investor relations from May 1999 to July 31, 2000 and as general manager—Americas sales and global accounts from 1997 to 1999.

ITEM 11. Executive Compensation

This information is contained in the Proxy Statement under the caption "Compensation of Executive Officers" and is incorporated herein by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management

This information is contained in the Proxy Statement under the caption "Stock Ownership" and is incorporated herein by reference.

ITEM 13. Certain Relationships and Related Transactions

This information is contained in the Proxy Statement under the captions "Certain Relationships and Related Transactions" and "Stock Ownership" and is incorporated herein by reference.

PART IV

ITEM 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a)(1) The following consolidated financial and informational statements of the registrant are included in Part II Item 8 on pages 15 to 35:

Consolidated Balance Sheets as of December 31, 2001 and 2000

Consolidated Statements of Income, Changes in Shareholders' Equity and Cash Flows for the years ended December 31, 2001, 2000, and 1999

Notes to the Consolidated Financial Statements

Management's Report on the Consolidated Financial Statements

Report of Independent Accountants

(a)(2) No Financial Statement Schedules are provided in accordance with Item 14(a)(2) as the information is either not applicable, not required or has been furnished in the Consolidated Financial Statements or Notes thereto.

(a)(3) Exhibits

The following documents are filed as exhibits to this Form 10-K pursuant to Item 601 of Regulation S-K:

3.1 Amendment to Restated Articles of Incorporation of the registrant [filed as Exhibit 3.1 to the Company's Form 10-K for 1994 (No. 1-12658), and incorporated herein by reference].

3.2 By-laws of the registrant amended in February 2002 are filed herewith.

10.1 Credit Agreement, dated as of September 24, 1996, between the Company, Bank of America, N.A., as administrative agent and The Bank of New York and the Chase Manhattan Bank, as co-agents and certain commercial banks [filed as Exhibit 10.1 to the Company's Third Quarter 1996 Form 10-Q (No. 1-12658) and incorporated herein by reference].

10.2 The Company's 1994 Omnibus Stock Incentive Plan, adopted on February 8, 1994 [filed as Exhibit 10.1 to the Company's Form S-1 (No. 33-77452),and incorporated herein by reference].

10.3 The Company's Bonus Plan, adopted on February 8, 1994 [filed as Exhibit 10.8 to the Company's Form 10 (No. 1-12658), and incorporated herein by reference].

10.4 Savings Plan for the Employees of the Company, adopted on February 8, 1994, amended January 1, 2001 [filed as Exhibit 10.4 to the Company's Form 10-K for 2000 (No. 1-12658), and incorporated herein by reference].

10.5 The Company's Supplemental Executive Retirement Plan dated April 26, 2000 [filed as Exhibit 10.5 to the Company's Form 10-K for 2000 (No. 1-12658), and incorporated herein by reference].

10.6 The Company's Non-Employee Outside Directors' Stock Compensation Plan dated November 1, 1999 [filed as Exhibit 10.6 to the Company's Form 10-K for 2000 (No. 1-12658), and incorporated herein by reference].

10.7 The Company's Agreement between Certain Executives [filed as Exhibit 10.12 to the Company's Form 10 (No. 1-12658), and incorporated herein by reference].

10.8 The Company's 1998 Incentive Plan, adopted April 22, 1998 [filed as Exhibit 10.8 to the Company's Form 10-K for 1998 (No. 1-12658), and incorporated herein by reference].

10.9 The Company's compensation arrangement with Mark C. Rohr dated February 26, 1999 [filed as Exhibit 10.9 to the Company's Form 10-K for 1999 (No. 1-12658), and incorporated herein by reference].

10.10 The Company's Executive Deferred Compensation Plan, adopted December 18, 2001, is filed herewith.

10.11 The Company's ESOP Amendment to the Savings Plan, adopted December 14, 2001, is filed herewith.

11. Statements re: Computation of Pro Forma Earnings Per Share for years ended December 31, 2001 and 2000.

21. Subsidiaries of the Company.

23.1 Consent of PricewaterhouseCoopers LLP.

99. Five-Year Summary (see page 41).

(b) No report on Form 8-K was filed in the last quarter of the period covered by this report.

(c) Exhibits—The response to this portion of Item 14 is submitted as a separate section of this report.

Note: Part IV Item 14(1) 6 documents 10.10, 10.11, 11, 21, 23.1 and Item 14(c) are not included herein. They will be filed in the Securities and Exchange Commission EDGAR filing of the Form 10-K document only.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ALBEMARLE CORPORATION
(Registrant)

By: /s/ WILLIAM M. GOTTWALD
(William M. Gottwald)
Chairman of the Board

Dated: February 27, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated as of February 27, 2002.

Signature	Title
/s/ WILLIAM M. GOTTWALD **(William M. Gottwald)**	Chairman of the Board and Director
/s/ FLOYD D. GOTTWALD, JR. **(Floyd D. Gottwald, Jr.)**	Chief Executive Officer, Chairman of the Executive Committee and Director (Principal Executive Officer)
/s/ CHARLES B. WALKER **(Charles B. Walker)**	Vice Chairman of the Board, Chief Financial Officer and Director (Principal Financial Officer)
/s/ MARK C. ROHR **(Mark C. Rohr)**	President, Chief Operating Officer and Director
/s/ ROBERT G. KIRCHHOEFER **(Robert G. Kirchhoefer)**	Treasurer and Chief Accounting Officer (Principal Accounting Officer)
/s/ CRAIG R. ANDERSSON **(Craig R. Andersson)**	Director
/s/ JOHN D. GOTTWALD **(John D. Gottwald)**	Director
/s/ RICHARD L. MORRILL **(Richard L. Morrill)**	Director
/s/ SEYMOUR S. PRESTON III **(Seymour S. Preston III)**	Director
/s/ PAUL F. ROCHELEAU **(Paul F. Rocheleau)**	Director
/s/ CHARLES E. STEWART **(Charles E. Stewart)**	Director
/s/ ANNE M. WHITTEMORE **(Anne M. Whittemore)**	Director

FIVE-YEAR SUMMARY

(In Thousands Except Per-Share Amounts) Years Ended December 31	2001	2000	1999	1998	1997
Results of Operations					
Net sales	**$ 916,899**	$917,549	$845,925	$820,862	$829,850
Costs and expenses[(a)]	**818,449**	767,387	731,799	695,147	709,143
Operating profit	**98,450**	150,162	114,126	125,715	120,707
Interest and financing expenses	**5,536**	5,998	8,379	4,487	719
Gain on sale of investment[(b)]	**—**	—	(22,054)	—	—
Other income, net	**(4,282)**	(3,337)	(937)	(1,570)	(917)
Income before income taxes	**97,196**	147,501	128,738	122,798	120,905
Income taxes	**29,029**	45,725	39,909	38,066	40,923
Net income	**$ 68,167**	$101,776	$ 88,829	$ 84,732	$ 79,982
Financial Position and Other Data					
Total assets	**$1,129,475**	$981,803	$954,094	$937,797	$888,181
Operations:					
Working capital[(c)]	**$ 79,824**	$173,038	$201,246	$203,594	$184,176
Current ratio[(c)]	**1.26 to 1**	2.22 to 1	2.53 to 1	2.89 to 1	2.64 to 1
Depreciation and amortization	**$ 77,610**	$ 73,750	$ 75,750	$ 75,012	$ 69,044
Capital expenditures	**$ 49,903**	$ 52,248	$ 77,569	$ 76,747	$ 85,284
Acquisitions of businesses	**$ 113,245**	$ 35,006	—	$ 15,229	—
Research and development expenses	**$ 21,919**	$ 26,201	$ 34,288	$ 29,655	$ 31,446
Gross margin as a % of net sales	**24.1**	29.6	30.4	30.9	31.5
Total long-term debt	**$ 170,215**	$ 97,980	$159,760	$192,938	$ 91,793
Equity[(d)]	**$ 593,302**	$558,907	$490,564	$451,667	$517,336
Total long-term debt as a % of total capitalization	**22.3**	14.9	24.6	29.9	15.1
Common Stock					
Basic earnings per share	**$ 1.49**	$ 2.22	$ 1.89	$ 1.64	$ 1.45
Shares used to compute basic earnings per share[(d)]	**45,766**	45,882	46,889	51,558	55,164
Diluted earnings per share	**$ 1.47**	$ 2.18	$ 1.87	$ 1.63	$ 1.44
Shares used to compute diluted earnings per share[(d)]	**46,524**	46,606	47,513	52,136	55,668
Cash dividends declared per share	**$ .52**	$ .46	$ .40	$ .37	$ .32
Shareholders' equity per share[(d)]	**$ 13.04**	$ 12.20	$ 10.62	$ 9.61	$ 9.60
Return on average shareholders' equity	**11.8%**	19.4%	18.9%	17.5%	15.6%

[(a)] 2001 includes a special charge of $2,051($1,306 after income taxes) for workforce reductions; 2000 includes a special charge of $6,856 ($4,367 after income taxes) for workforce reductions and a one-time noncash pension settlement gain of $14,990 ($9,549 after income taxes) resulting from a change in election made in certain pension annuity contracts; 1999 includes a special charge of $10,692 ($6,717 after income taxes) for workforce reductions at certain of the Company's facilities.

[(b)] 1999 gain on the sale of investment in Albright & Wilson stock ($14,381 after income taxes).

[(c)] The Company's working capital at December 31, 2001, includes $157,571 of debt related to the Company's Revolving Credit Agreement which matures September 29, 2002. The Company is currently renegotiating a new debt agreement.

[(d)] Shareholders' equity includes the purchase of common shares amounting to: 2001—417,505; 2000—574,091; 1999—857,400; 1998—6,912,741; 1997—1,560,300.

[THIS PAGE INTENTIONALLY LEFT BLANK]

DIRECTORS, OFFICERS AND MANAGEMENT TEAM

Directors

* **Floyd D. Gottwald, Jr.**
Chief Executive Officer
Albemarle Corporation
Richmond, Virginia

* **William M. Gottwald**
Chairman of the Board
Albemarle Corporation
Richmond, Virginia

* **Charles B. Walker**
Vice Chairman of the Board
Albemarle Corporation
Richmond, Virginia

Mark C. Rohr
President & Chief Operating Officer
Albemarle Corporation
Baton Rouge, Louisiana

Craig R. Andersson
Retired Vice Chairman
Aristech Chemical Corporation
Wexford, Pennsylvania

John D. Gottwald
Chairman of the Board
Tredegar Corporation
Richmond, Virginia

Richard L. Morrill
Chancellor
University of Richmond
Richmond, Virginia

Seymour S. Preston III
Chairman & Chief Executive Officer
AAC Engineered Systems, Inc.
Paoli, Pennsylvania

Paul F. Rocheleau
Consultant and former
Chief Executive Officer
Albright & Wilson plc
Richmond, Virginia

Charles E. Stewart
Retired Executive Vice President
Occidental Chemical Corporation
Dallas, Texas

Anne Marie Whittemore
Partner
McGuireWoods LLP
Richmond, Virginia

* *Member of the Executive Committee*

Executive Officers

Floyd D. Gottwald, Jr.
Chief Executive Officer
Chairman of Executive Committee

William M. Gottwald
Chairman of the Board

Charles B. Walker
Vice Chairman of the Board
Chief Financial Officer

Mark C. Rohr
President
Chief Operating Officer

E. Whitehead Elmore
Executive Vice President

Officers and Management Team

David L. Breidenbach
Regional Managing Director
Asia Pacific

John G. Dabkowski
Vice President
Polymer Chemicals

Mary Kay Devillier
Vice President
Customer Support Services

Thomas F. Dominick
Vice President
Regional Managing Director
Europe, Middle East and Africa

Jack P. Harsh
Vice President
Human Resources

Robert G. Kirchhoefer
Treasurer and Chief Accounting Officer

George P. Manson, Jr.
Vice President
General Counsel & Secretary

Scott A. Martin
Vice President
Fine Chemistry Services

George A. Newbill
Vice President
Sourcing Organization

John J. Nicols
Vice President
Flame Retardants

John M. Steitz
Vice President
Fine Chemicals

Scott M. Sutton
General Manager
Jordan Bromine Company Limited

Gary L. Ter Haar
Vice President
Health and Environment

Michael D. Whitlow
Vice President
Americas Sales and Global Accounts

Edward G. Woods
Vice President
Corporate Development

Michael J. Zobrist
Vice President
External Affairs and
Investor Relations

ALBEMARLE®
CORPORATION

Post Office Box 1335
Richmond, Virginia 23210
www.albemarle.com

Albemarle Corporation and Subsidiaries

CORPORATE INFORMATION

Global Businesses

Fine Chemicals
Bulk Ibuprofen
Bulk Naproxen
Propofol
Custom Fine Chemicals
Orthoalkylated Anilines and Phenols
Organophosphorus Chemicals
Bromine/Bromine Fine Chemicals
ADMA® and DAMA® Tertiary Amines
ADMOX® Amine Oxides
ABZOL® Cleaners
ALBROM® Disinfectant
Albemarle® Biocides
Albemarle® Quaternary Compounds
SANIBROM® Biocides
STABROM™ Biocides
XTRABROM™ Biocide
Alkenyl Succinic Anhydride
EZA® Zeolite A
Oilfield Chemicals
Potassium and Chlorine Chemicals
Specialty Aluminum Oxide,
Pigments and fillers
COMPALOX® Activated Aluminas

Polymer Chemicals
SAYTEX® Flame Retardants
MARTINAL® and MAGNIFIN®
Flame Retardants
NcendX™ Flame Retardants
PYRO-CHEK® Flame Retardants
Aluminum Alkyls
Metallocene and Single Site Catalysts
Catalyst Activators
Supported Catalyst Systems
ETHACURE® Curatives
ETHANOX® and ETHAPHOS™
Antioxidants
ALBlend™ Polymer Additive Blends
FIRSTCURE® Performance
Polymer Products

Executive Offices
330 South Fourth Street
Post Office Box 1335
Richmond, Virginia 23210
804-788-6000

Global Locations

Plants
Baton Rouge, Louisiana
Bergheim, Germany
Magnolia, Arkansas (3)
Orangeburg, South Carolina
Pasadena, Texas
Port-de-Bouc, France
Teesport, United Kingdom
Thann, France
Tyrone, Pennsylvania

R&D Facilities
Baton Rouge, Louisiana (2)
Dayton, Ohio
Louvain-la-Neuve, Belgium
Tyrone, Pennsylvania

Offices
Baton Rouge, Louisiana
Beijing, China
Louvain-la-Neuve, Belgium
Richmond, Virginia
Shanghai, China
Singapore
Tokyo, Japan

Operations Offices
451 Florida Street
Baton Rouge, Louisiana 70801
225-388-8011

Number of Employees
Approximately 3,000

Independent Accountants
PricewaterhouseCoopers LLP
Richmond, Virginia

Outside Counsel
Hunton & Williams
Richmond, Virginia

SHAREHOLDER INFORMATION

Stock Transfer Agent & Registrar
National City Bank
Cleveland, Ohio
800-622-6757

For shareholders of record with questions about lost certificates, lost or missing dividend checks, notification of change of address or other questions on their accounts, write to or call the transfer agent as described below.

A dividend-reinvestment plan is available to shareholders of Albemarle Corporation. For information explaining the plan in detail, write:

National City Bank
Corporate Trust Operations
Post Office Box 94946
Cleveland, Ohio 44101-4946
800-622-6757

Investor Information
Investors, security analysts and representatives of financial institutions interested in Albemarle's financial and operating performance may call or write:

Albemarle Corporation
Michael J. Zobrist
Vice President
External Affairs and Investor Relations
451 Florida Street
Baton Rouge, Louisiana 70801
Phone 225-388-8180
Fax 225-388-7059
E-mail mike_zobrist@albemarle.com

Annual Meeting
The annual meeting of Albemarle Corporation's shareholders will be held on the first floor of the pavilion at the Corporation's principal executive offices, 330 South Fourth Street, Richmond, Virginia, on Wednesday, March 27, 2002, at 11:00 A.M., Eastern Standard Time. Formal notice of the annual meeting, proxy statement and a proxy are included with this report.

Stock Listings
New York Stock Exchange
Ticker Symbol: ALB

Internet
www.albemarle.com